PROSPECTUS SUPPLEMENT
INDEX OF SELECTED TERMS FOR THE PROSPECTUS SUPPLEMENT
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
PROSPECTUS SUPPLEMENT SUMMARY
RISK FACTORS
USE OF PROCEEDS
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
CAPITALIZATION
COMMON STOCK PRICE RANGE AND DIVIDENDS
ACCOUNTING TREATMENT
DESCRIPTION OF THE PEPS UNITS
DESCRIPTION OF THE PURCHASE CONTRACTS
CERTAIN PROVISIONS OF THE PURCHASE CONTRACTS, THE PURCHASE CONTRACT AGREEMENT AND THE PLEDGE AGREEMENT
DESCRIPTION OF THE NOTES
DESCRIPTION OF OUR OTHER INDEBTEDNESS
TAX CONSEQUENCES
REGULATION
TAXATION OF TEEKAY
UNDERWRITERS
LEGAL MATTERS
EXPERTS
PROSPECTUS
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
RISK FACTORS
SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES
TEEKAY SHIPPING CORPORATION
RECENT DEVELOPMENTS
USE OF PROCEEDS
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
CAPITALIZATION AND INDEBTEDNESS
SECURITIES WE MAY ISSUE
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF WARRANTS
DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS
DESCRIPTION OF DEBT SECURITIES
PLAN OF DISTRIBUTION
EXPENSES
LEGAL MATTERS
EXPERTS

PROSPECTUS SUPPLEMENT
(To Prospectus Dated January 17, 2003)

5,000,000 PEPS Units
(Initially Consisting of 5,000,000 Corporate Units)

TEEKAY SHIPPING CORPORATION

7  1/4% PEPSSM Units

(Premium Equity Participating Security Units — PEPSSM Units)

Each PEPS Unit will have a stated amount of $25 and will consist of (a) a purchase contract issued by us and (b) initially, $25 principal amount of our subordinated notes due May 18, 2006, which we refer to collectively as a Corporate Unit.

•	The purchase contract will obligate you to purchase from us, no later than February 16, 2006, for a price of $25 in cash, the following number of shares of our common stock, subject to anti-dilution adjustments:

•	if the average closing price of our common stock over the 20-trading day period ending on the third trading day prior to February 16, 2006 equals or exceeds $44.0000, 0.5682 shares of our common stock;

•	if the average closing price of our common stock over the same period is less than $44.0000 but greater than $36.0200, a number of shares of our common stock having a value, based on the 20-trading day average closing price, equal to $25; and

•	if the average closing price of our common stock over the same period is less than or equal to $36.0200, 0.6941 shares of our common stock.

•	We will also pay you quarterly contract adjustment payments at a rate of 1.25% per year of the stated amount of $25 per PEPS Unit, or $0.3125 per year, subject to our right to defer contract adjustment payments, as described in this prospectus supplement.

•	The notes will initially be our unsecured, subordinated obligations and bear interest at a rate of 6.00% per year, payable quarterly, subject to our right to defer interest payments, as described in this prospectus supplement. On and after February 16, 2006, except in the event of our earlier bankruptcy, insolvency or reorganization, the notes will be our senior, unsecured obligations. The notes will be remarketed as described in this prospectus supplement. Following a successful remarketing, the interest rate on the notes will be reset.

•	You can create Treasury Units from Corporate Units by substituting Treasury securities for the notes comprising a part of the Corporate Units, and you can recreate Corporate Units by substituting notes for the Treasury securities comprising a part of the Treasury Units.

•	The notes or, if substituted for the notes, the Treasury securities, will be pledged to us to secure your obligation under the related purchase contract.

The PEPS Units have been approved for listing on the New York Stock Exchange under the symbol “TK-prA.” Our common stock is traded on the New York Stock exchange under the symbol “TK.” On February 11, 2003, the reported last sale price of our common stock on the New York Stock Exchange was $36.02 per share.

Investing in the PEPS Units involves risks. You should carefully consider the “Risk Factors” beginning on page S-18 of this prospectus supplement.

		Underwriting
	Price to	Discounts And	Proceeds to
	Public	Commissions	Company

Per Corporate PEPS Unit	$25.00	$0.75	$24.25
Total	$125,000,000	$3,750,000	$121,250,000

We have granted the underwriters a 30-day option to purchase up to 750,000 additional PEPS Units on the same terms and conditions as set forth above solely to cover over-allotments, if any.

The Securities and Exchange Commission and state and other regulators have not approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc. expect to deliver the PEPS Units to purchasers on or about February 18, 2003.

Joint Book-running Managers

MORGAN STANLEY	SALOMON SMITH BARNEY
February 11, 2003

Prospectus

About this Prospectus	1
Where You Can Find More Information	2
Special Note Regarding Forward-Looking Statements	3
Risk Factors	4
Service of Process and Enforcement of Liabilities	4
Teekay Shipping Corporation	5
Recent Developments	5
Use of Proceeds	5
Consolidated Ratio of Earnings to Fixed Charges	6
Capitalization and Indebtedness	6
Securities We May Issue	7
Description of Capital Stock	11
Description of Warrants	15
Description of Stock Purchase Contracts and Stock Purchase Units	18
Description of Debt Securities	19
Plan of Distribution	30
Expenses	32
Legal Matters	32
Experts	32

      This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of PEPS Units and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the prospectus. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the PEPS Units.

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information other than that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. The information in this prospectus supplement and the accompanying prospectus may be accurate only as of their respective dates.

      We are offering to sell the PEPS Units, and are seeking offers to buy the PEPS Units, only in jurisdictions where offers and sales are permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the PEPS Units in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about and observe any restrictions relating to the offering of the PEPS Units and the distribution of this prospectus supplement and the accompanying prospectus outside the United States. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

      PEPSSM Units is a service mark of Morgan Stanley & Co. Incorporated.

INDEX OF SELECTED TERMS FOR THE PROSPECTUS SUPPLEMENT

Page

additional amounts	S-48
applicable market value	S-8
cash merger	S-46
closing price	S-43
Corporate Unit	S-8
current market price	S-50
excluded additional amounts	S-48
ex date	S-50
extension period	S-60
indenture	S-58
merger early settlement right	S-46
purchase contract agent	S-56
purchase contract settlement date	S-8
reference price	S-8
remarketing date	S-10
reset effective date	S-11
reset rate	S-11
senior debt	S-40
settlement price	S-8
settlement rate	S-8
taxing jurisdiction	S-48
threshold appreciation price	S-8
trading day	S-43
Treasury security	S-9
Treasury Unit	S-9
United States holder	S-65

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Our disclosure and analysis in this prospectus supplement, in the accompanying prospectus and in the documents incorporated by reference contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding, among other items:

•	our estimated results of operations for fiscal 2002, and other future earnings and operating results;

•	prospects and trends of the tanker industry;

•	tanker supply and demand;

•	our market share in the Aframax tanker market and in the world shuttle tanker market;

•	expectations as to funding our future capital requirements;

•	future capital expenditures;

•	our growth strategy and measures to implement our growth strategy;

•	the expected financing, benefits and results of our pending acquisition of Navion ASA;

•	competition;

•	regulatory matters; and

•	other discussions of future plans and strategies, anticipated developments and other matters that involve predictions of future events.

      Other statements contained in this prospectus supplement, in the accompanying prospectus and in the documents incorporated by reference are forward-looking statements and are not based on historical fact, such as statements containing the words “believes,” “may,” “will,” “estimates,” “continue,” “anticipates,” “intends,” “expects” and words of similar import.

      These forward-looking statements are subject to risks, uncertainties and assumptions, including those risks discussed in “Risk Factors” and those risks discussed in documents incorporated by reference and in other reports we file with the SEC. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

      Actual results may differ materially from those projected in forward-looking statements. Although we believe that our estimates are reasonable, you should not unduly rely on these estimates, which are based on our current expectations. Factors that could cause actual results to differ materially include:

•	the cyclical nature of the tanker industry and its dependence on oil markets;

•	the supply of tankers available to meet the demand for transportation of petroleum products;

•	our potential inability to close our pending acquisition of Navion ASA and our potential inability to integrate effectively the operations of Navion or any other future acquisition with our own;

      •      our substantial dependence on spot oil voyages;

•	unforeseen information relating to our results for fiscal 2002 or accounting adjustments made during the 2002 year-end financial statement close process;

•	environmental and other regulations;

•	the impact on the tanker industry of significant oil spills or similar events;

•	possible disruption in commercial activities due to threatened or actual terrorist activity and armed conflict;

•	our potential inability to achieve and manage growth; and

•	the risks discussed in “Risk Factors” and those risks discussed in documents incorporated by reference and in other reports we file with the SEC, including the factors described in “Factors That May Affect Future Results” in our annual report on Form 20-F for the year ended December 31, 2001 filed with the SEC on March 29, 2002.

      We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Neither we, nor any underwriters, make any representation, warranty or assurance as to the completeness or accuracy of these projections, and neither express an opinion or any other form of assurance regarding them.

PROSPECTUS SUPPLEMENT SUMMARY

      The following summary contains basic information about us and our PEPS Units. It does not contain all the information that is important to you. You should read the summary together with the more detailed information and financial statements and notes to the financial statements contained elsewhere or incorporated by reference into this prospectus supplement or the accompanying prospectus. To fully understand this offering, you should read all of these documents. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference, on the other hand, the information in this prospectus supplement shall control.

      In this prospectus supplement we use the terms “Teekay,” “we,” “us” and “our” to refer, depending on the context, to Teekay Shipping Corporation, a Marshall Islands corporation, or to Teekay Shipping Corporation and its consolidated subsidiaries. Unless otherwise indicated, all dollar references in this prospectus supplement are to U.S. dollars and financial information presented in this prospectus supplement is prepared in accordance with accounting principles generally accepted in the United States.

TEEKAY SHIPPING CORPORATION

      Teekay is a leading provider of international crude oil and petroleum product transportation services through the world’s largest fleet of medium-size oil tankers. We provide transportation services to major oil companies, major oil traders and government agencies worldwide. As of December 31, 2002, our fleet consisted of 102 tankers (including 12 newbuildings, five vessels time-chartered-in and four vessels owned by joint ventures). We believe our Aframax fleet as of such date was approximately three times larger than that of our nearest direct Aframax competitor. Through our acquisition of Ugland Nordic Shipping AS, or UNS, in 2001, we are also the largest owner of shuttle tankers, which engage in the transportation of oil from offshore production platforms to onshore storage and refinery facilities.

      As of December 31, 2002, our fleet (excluding newbuildings) had a total cargo capacity of approximately 9.0 million deadweight tons. As of such date our Aframax tankers represented approximately 12% of the total tonnage of the world Aframax fleet, and our shuttle tankers represented approximately 26% of the total tonnage of the world shuttle tanker fleet.

      The Teekay organization was founded in 1973. Teekay is incorporated under the laws of the Republic of The Marshall Islands.

RECENT DEVELOPMENTS

Recent Results

      Based on our preliminary review of unaudited operating results for our quarter and fiscal year ended December 31, 2002, we expect to report net income of approximately $33.1 million, or $0.82 per share, for the quarter ended December 31, 2002, compared to net income of $31.2 million, or $0.78 per share, for the quarter ended December 31, 2001. We expect to report net voyage revenues of approximately $155.1 million for the quarter ended December 31, 2002, compared to $152.2 million recorded for the quarter ended December 31, 2001, while income from vessel operations is expected to increase to approximately $48.6 million for the quarter ended December 31, 2002, from $46.1 million for the quarter ended December 31, 2001.

      We expect to report net income of approximately $53.4 million, or $1.33 per share, for the fiscal year ended December 31, 2002, compared to net income of $336.5 million, or $8.31 per share, for the fiscal year ended December 31, 2001. Net voyage revenues are expected to be approximately $543.9 million for the fiscal year ended December 31, 2002, compared to net voyage revenues of $789.5 million for our fiscal year ended December 31, 2001, while income from vessel operations is expected to decrease to approximately $119.3 million for the fiscal year ended December 31, 2002, from $383.5 million for the fiscal year ended December 31, 2001.

      Since our financial statements for the year ended December 31, 2002 have not been finalized, information regarding our results for the quarter and the fiscal year ended December 31, 2002 are subject to change and, with respect to the fiscal 2002 year-end results, remain subject to a final audit by our outside independent chartered accountants.

      The decreases in our net voyage revenues and net income for fiscal 2002 compared to fiscal 2001 primarily relate to a decrease in our average time charter equivalent, or TCE, rates during fiscal 2002. The decline in net voyage revenues was partially offset by the increase in our fleet size as a result of our acquisition of UNS, which was completed in the first half of fiscal 2001. TCE rates recently have increased substantially. Worldwide industry average Aframax spot TCE rates rose from $14,822 per day in the third quarter of 2002 to $27,923 per day in the fourth quarter. Increased tanker demand combined with relatively tight tanker supply caused the recent increase in TCE rates.

      Tanker demand increased as:

•	global oil demand rose in the fourth quarter of 2002, compared to third quarter levels, primarily due to seasonal factors and the shutdown of nuclear power plants in Japan;

•	global oil production increased in the fourth quarter of 2002, compared to third quarter levels, with Iraq being the country most responsible for such increased production;

•	the general strike in Venezuela disrupted oil exports and reduced that country’s production, which resulted in a partial replacement of short-haul crude supplies with long-haul supplies to meet the production shortfall; and

•	war fears in the Middle East also influenced the market as charterers transported increased amounts of oil due to fears of potential supply disruptions.

      Tanker supply remained tight in the fourth quarter of 2002, primarily as a consequence of the sinking in November 2002 of the tanker Prestige, a 26-year-old single-hull vessel, which spilled approximately 27,000 metric tonnes of heavy fuel oil off the Spanish coast. This incident contributed to increased discrimination by charterers against older single-hull tonnage, resulting in increased demand for suitable tonnage.

Regulatory Action Following Prestige Sinking

      In response to the environmental contamination caused by the sinking of the tanker Prestige, the European Transport Commission issued a proposal on December 20, 2002, that would, among other things, accelerate the phasing out of single-hull oil tankers and prohibit the transport to or from European Union ports of heavy grades of oil on single-hull tankers. Member countries are currently examining the proposal and consulting with affected parties. The European Transport Council is scheduled to meet on March 27, 2003, to vote on the proposal. Although individual European Union members are not currently required to implement such proposal, Spain has issued a Royal decree banning the transport of heavy oils on single-hull tankers, and there are indications that Portugal and Italy may unilaterally implement similar measures. Some other countries, including the United States, Japan and Australia, are also considering revisions to their existing pollution regulations applicable to tankers. See “Regulation.”

      The proposed regulations may be amended before they are adopted, if at all. If the proposals are adopted in their current form, there could be a tightening in the world tanker supply and a reallocation of affected tonnage. This could result in firm tanker market conditions and increased TCE rates for modern vessels. The proposals could, however, also result in higher depreciation expenses related to a reduction of the estimated useful life of single-hull vessels for accounting purposes.

Navion ASA

      We announced on December 16, 2002, that we and Statoil ASA have entered into a definitive agreement under which we will acquire Statoil’s wholly-owned subsidiary, Navion ASA (excluding its oil drilling ship and related operations and one floating production, storage and offload vessel), on a debt-free basis, for approximately $800 million in cash. We anticipate funding our acquisition of Navion by borrowing under a new credit facility, together with available cash or cash generated from operations and borrowings under other existing credit facilities. The closing of the transaction is expected to take place in the second quarter of 2003.

      Navion, based in Norway, operates primarily in the shuttle tanker and the conventional crude oil and product tanker markets. Its modern shuttle tanker fleet, which as of December 31, 2002 consisted of nine owned and 17 chartered-in vessels (including four vessels chartered-in from our subsidiary Ugland Nordic Shipping), provides logistical services to Statoil and other oil companies in the North Sea under fixed-rate, long-term contracts of affreightment. Navion’s modern, chartered-in, conventional tanker fleet, which as of December 31, 2002 consisted of 12 crude oil tankers and nine product tankers, operates primarily in the Atlantic region, providing services to Statoil and other oil companies. In addition, Navion owns two floating storage and off-take vessels currently trading as conventional crude tankers in the Atlantic region, and one gas carrier on long-term charter to Statoil.

      Through a joint venture with Statoil, Navion is responsible for meeting Statoil’s transportation needs for crude oil, condensate and refined petroleum products. As part of this arrangement, Navion has a right of first refusal on Statoil’s oil transportation requirements at the prevailing market rate until December 31, 2007. After the acquisition, we believe this arrangement may increase the utilization of our conventional fleet. We also believe that the acquisition of Navion will provide added stability to our cash flow and earnings throughout the tanker market cycle, due to the fixed-rate, long-term nature of Navion’s shuttle tanker contracts.

Alliance Spirit

      On February 1, 2003, one of our vessels, the Alliance Spirit, was empty of cargo and waiting off Skikda, Algeria to load crude oil when a severe storm arose and pushed the vessel aground. Three other vessels, not in our fleet, were also pushed aground by the storm. We contracted with SMIT, an internationally recognized emergency response organization, to assist us in refloating the vessel. However, weather conditions remained severe, hampering recovery efforts and inflicting further significant damage to the vessel. On February 6, 2003, the crew members of the vessel were safely evacuated without injury.

      The vessel is insured for its full value. We have advised our hull and machinery insurer that the vessel is now a constructive total loss and have requested payment to us of the insurance proceeds. Efforts to salvage the vessel continue. Approximately 1300 metric tonnes of bunker fuel, as well as small quantities of diesel fuel and lube oils, remain on board the vessel. In addition, between 40 to 80 metric tonnes of residual crude oil cargo remain in the cargo tanks. The bunker fuel and lube tanks remain intact, and efforts to remove their contents continue. The vessel could roll over or break apart, resulting in a spillage or leakage of fuel and oil. We maintain insurance coverage on the vessel for environmental damage or pollution liability in an amount of $1 billion. We believe any liability resulting from the escape of any fuel or oil into the environment would be substantially below this amount, and that, under the applicable global convention, our liabilities for any oil spill in this region relating to this incident would be limited to approximately $32 million.

      Your investment in the PEPS Units will involve risks. For a discussion of some of these risks, please see “Risk Factors,” beginning on page S-18 and the other information included in or incorporated by reference into this prospectus supplement and the accompanying prospectus, before deciding whether an investment in the PEPS Units is suitable for you.

THE OFFERING

What are PEPS Units?

      PEPS Units may be either Corporate Units or Treasury Units as described below. The PEPS Units offered will initially consist of 5,000,000 Corporate Units (or 5,750,000 Corporate Units if the underwriters exercise their over-allotment option in full), each with a stated amount of $25. You can create Treasury Units from the Corporate Units in the manner described below under “How can I create Treasury Units from Corporate Units?” All references in this prospectus supplement to our common stock include, among others, the rights evidenced by such common stock to the extent provided in the Rights Agreement dated as of September 8, 2000, between us and The Bank of New York, as rights agent.

What are the components of a Corporate Unit?

      Each Corporate Unit consists of a purchase contract and, initially, $25 principal amount of our notes due May 18, 2006. The notes will be our unsecured obligations and will initially be subordinated to all our senior debt. However, on and after February 16, 2006, except in the event of our earlier bankruptcy, insolvency or reorganization, the notes will be our senior, unsecured obligations. The note that is a component of a Corporate Unit is owned by you, but it will be pledged to us to secure your obligation under the related purchase contract.

What is a purchase contract?

      Each purchase contract underlying a PEPS Unit obligates the holder of the purchase contract to purchase, and obligates us to sell, on February 16, 2006 (which we refer to as the purchase contract settlement date), for $25 in cash (which we refer to as the settlement price), a number of newly issued shares of our common stock equal to the “settlement rate.” The settlement rate will be calculated, subject to adjustment under the circumstances set forth in “Description of the Purchase Contracts— Anti-Dilution Adjustments,” as follows:

•	if the applicable market value (as defined below) of our common stock is equal to or greater than $44.0000 (which we refer to as the threshold appreciation price), the settlement rate will be 0.5682 shares of our common stock;

•	if the applicable market value of our common stock is less than the threshold appreciation price but greater than $36.0200 (which we refer to as the reference price), the settlement rate will be a number of shares of our common stock equal to $25 divided by the applicable market value; and

•	if the applicable market value of our common stock is less than or equal to the reference price, the settlement rate will be 0.6941 shares of our common stock.

      “Applicable market value” means the average of the closing price per share of our common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding the purchase contract settlement date. The reference price is the reported last sale price of our common stock on the New York Stock Exchange on the date of this prospectus supplement. The threshold appreciation price represents approximately a 22.15% appreciation over the reference price.

Can I settle purchase contracts early?

      You can settle purchase contracts at any time on or prior to the fifth business day immediately preceding the purchase contract settlement date by paying $25 cash per purchase contract, in which case 0.5682 shares of our common stock will be issued to you pursuant to each purchase contract. In addition, if we are involved in a merger in which at least 30% of the consideration for our common stock consists of cash or cash equivalents, you will have the right to accelerate and settle purchase contracts early at the settlement rate in effect immediately prior to the closing of that merger. Your early settlement right is subject to the condition that, if required under the U.S. federal securities laws, we have a registration statement under the U.S. Securities Act of 1933 in effect covering the shares of common stock and other securities, if any, deliverable upon settlement of the purchase contracts. We have agreed that, if required by U.S. federal securities laws, we will use our best efforts to have a registration statement in effect covering those shares of common stock and other securities to be delivered in respect of the purchase contracts being settled.

What are Treasury Units?

      Treasury Units are units created from Corporate Units and consist of a purchase contract and a 1/40th, or 2.5%, undivided beneficial ownership interest in a zero-coupon U.S. Treasury security with a principal amount of $1,000 that matures on February 15, 2006 (CUSIP No. 912803AJ2), which we refer to as a Treasury security. The ownership interest in the Treasury security that is a component of a Treasury Unit will be owned by you, but will be pledged to us through the collateral agent to secure your obligation under the related purchase contract.

How can I create Treasury Units from Corporate Units?

      Each holder of Corporate Units will have the right, at any time on or prior to the fifth business day immediately preceding the purchase contract settlement date, to substitute for the related notes held by the collateral agent, Treasury securities in a total principal amount at maturity equal to the aggregate principal amount of the notes for which substitution is being made. Because Treasury securities are issued in integral multiples of $1,000, holders of Corporate Units may make this substitution only in integral multiples of 40 Corporate Units. This substitution will create Treasury Units, and the applicable notes will be released to the holder and be separately tradable from the Treasury Units.

How can I recreate Corporate Units from Treasury Units?

      Each holder of Treasury Units will have the right, at any time on or prior to the fifth business day immediately preceding the purchase contract settlement date, to substitute for the related Treasury securities held by the collateral agent, notes having a principal amount equal to the aggregate principal amount at stated maturity of the Treasury securities for which substitution is being made. Because Treasury securities are issued in integral multiples of $1,000, holders of Treasury Units may make these substitutions only in integral multiples of 40 Treasury Units. This substitution will recreate Corporate Units and the applicable Treasury securities will be released to the holder and be separately tradable from the Corporate Units.

What payments am I entitled to as a holder of Corporate Units?

      Subject to our right to defer payments as described below, holders of Corporate Units will be entitled to receive in respect of each Corporate Unit quarterly cash distributions consisting of interest payments calculated at the rate of 6.00% per year on the notes, and contract adjustment payments payable by us at the rate of 1.25% per year on the stated amount of $25 per Corporate Unit until the earliest of the purchase contract settlement date, the early settlement date (in the case of a cash merger early settlement) and the most recent quarterly payment date on or before any other early settlement of the related purchase contracts (in the case of early settlement other than upon a cash merger).

What payments will I be entitled to if I convert my Corporate Units to Treasury Units?

      Subject to our right to defer contract adjustment payments as described below, holders of Treasury Units will be entitled to receive quarterly contract adjustment payments payable by us at the rate of 1.25% per year on the stated amount of $25 per Treasury Unit. There will be no distributions in respect of the Treasury securities that are a component of the Treasury Units but, subject to our right to defer interest payments on the notes as described below, holders of the Treasury Units will continue to receive the scheduled quarterly interest payments on the notes that were released to them when they created the Treasury Units as long as they continue to hold the notes.

Do we have the option to defer current payments?

      We have the right to defer interest payments on our notes until no later than February 16, 2006. Any deferred interest will accrue additional interest at a rate of 7.25% per year, compounded quarterly, until paid. We also have the right to defer contract adjustment payments until no later than the date on which your purchase contract is settled. Any deferred contract adjustment payments will accrue additional contract adjustment payments at a rate of 7.25% per year, compounded quarterly, until paid.

What are the payment dates for the PEPS Units?

      The payments described above in respect of the PEPS Units will be payable quarterly in arrears on February 16, May 16, August 16 and November 16 of each year, commencing May 16, 2003.

What is remarketing?

      The notes that comprise part of the Corporate Units will be remarketed on the third business day immediately preceding the purchase contract settlement date, which we refer to as the remarketing date, at a price of approximately 100.25% of the principal amount of the notes remarketed. To obtain that price, the remarketing agent may increase or decrease the interest rate on the notes. If the remarketing is successful, any increase or decrease in the interest rate on the notes will take effect on the third business day following the remarketing date.

      If the remarketing is successful, a portion of the proceeds from the remarketing equal to the aggregate principal amount of the notes sold in the remarketing that comprised part of the Corporate Units will automatically be applied to satisfy in full each Corporate Unit holder’s obligations to purchase common stock under the related purchase contracts on the purchase contract settlement date. The remarketing agent will deduct, as a remarketing fee, an amount not exceeding 25 basis points (0.25%) of the aggregate principal amount of the remarketed notes from proceeds from the remarketing in excess of the aggregate principal amount of the notes remarketed. Any remaining portion of the proceeds will be for the benefit of the holders. Remarketing will be considered successful if the resulting proceeds (net of any fees and commissions, if any) are at least 100% of the aggregate principal amount of the notes.

What happens if the notes are not successfully remarketed?

      If the notes have not been successfully remarketed on the remarketing date, the interest rate on the notes will not be reset and all holders of notes will have the right to put the notes to us on the purchase contract settlement date at a put price equal to $25 per note plus accrued and unpaid interest.

      A holder of a note that is part of a Corporate Unit will be deemed to have automatically exercised this put right unless, prior to 11:00 a.m., New York City time, on the second business day immediately preceding the purchase contract settlement date such holder provides a written notice of an intention to settle the related purchase contract with separate cash and, on or prior to the business day immediately preceding the purchase contract settlement date, delivers to the collateral agent such separate cash. Unless a Corporate Unit holder has settled the related purchase contracts with separate cash on or prior to the purchase contract settlement date, the put price will be delivered to the collateral agent, who will apply such amount in satisfaction of such Corporate Unit holder’s obligations under the related purchase contract on the purchase contract settlement date. Any remaining amount of the put price following satisfaction of the purchase contract will be paid to such Corporate Unit holder.

Do I have to participate in the remarketing?

      You may elect not to participate in the remarketing and to retain the notes underlying your Corporate Units by (1) creating Treasury Units at any time on or prior to the second business day prior to the remarketing date or (2) notifying the purchase contract agent of your intention to pay cash to satisfy your obligation under the related purchase contracts on or prior to the fifth business day before the purchase contract settlement date and delivering the cash payment required under the purchase contracts to the collateral agent on or prior to the fourth business day before the purchase contract settlement date.

If I am holding a note as a separate security from the Corporate Units, can I still participate in the remarketing of the notes?

      Holders of notes that are not part of the Corporate Units may elect, in the manner described in this prospectus supplement, to have their notes remarketed by the remarketing agent along with the notes included in the Corporate Units. See “Description of the Notes—Optional Remarketing.” Such holders may also participate in the remarketing by recreating Corporate Units from their Treasury Units at any time on or prior to the second business day immediately prior to the remarketing date.

Besides participating in a remarketing, how else can I satisfy my obligation under the purchase contracts?

      Holders of Corporate Units or Treasury Units may also satisfy their obligations, or their obligations will be terminated, under the purchase contracts as follows:

•	through early settlement as described under “Can I settle purchase contracts early?” above;

•	through cash settlement prior to the remarketing date in the case of holders of Corporate Units as described under “Do I have to participate in the remarketing?” above;

•	through the automatic application of the proceeds of the Treasury securities in the case of the Treasury Units;

•	through exercise of the put right, if the remarketing is unsuccessful and none of the above events has taken place, as described under “What happens if the notes are not successfully remarketed?” above; or

•	without any further action, upon the termination of the purchase contracts as a result of our bankruptcy, insolvency or reorganization.

What interest payments will I receive on the notes?

      Subject to our right to defer interest payments on the notes as described above, interest on the notes will be payable quarterly in arrears initially at the annual rate of 6.00% per annum to, but excluding, the reset effective date, which will be the third business day following the date of a successful remarketing of the notes. Following a reset of the interest rate, interest will be payable on the notes at the reset rate from and including the reset effective date to, but excluding, May 18, 2006. If the notes are not successfully remarketed, the interest rate will not be reset and the notes will continue to bear interest at the initial interest rate.

What are the interest payment dates on the notes?

      The interest payment dates on the notes are February 16, May 16, August 16 and November 16 of each year, commencing May 16, 2003 and ending on the maturity date of the notes, provided that May 16, 2006 will not be an interest payment date and the interest payment date next following February 16, 2006 will be the maturity date of the notes.

When will the interest rate on the notes be reset and what is the reset rate?

      The interest rate on the notes will be reset on the date, if any, the notes are successfully remarketed and the reset rate will become effective three business days thereafter. The reset rate will be the interest rate determined by the remarketing agent as the rate (subject to the last sentence of this paragraph) the notes should bear in order for the notes included in the Corporate Units to have an approximate aggregate market value on the remarketing date of 100.25% of their aggregate principal amount. The interest rate on the notes will not be reset if the remarketing is unsuccessful. The reset rate may not exceed the maximum rate, if any, permitted by applicable law.

Are the notes redeemable?

      The notes are not redeemable.

What is the ranking of the notes?

      The notes will be our general, unsecured obligations and initially will be subordinate in right of payment to all of our existing and future senior debt. However, on and after February 16, 2006, except in the event of our earlier bankruptcy, insolvency or reorganization, the subordination provisions of the notes and the related indenture will no longer be applicable and the notes will be our senior, unsecured obligations ranking equally in right of payment with all our existing and future unsubordinated debt. The indenture under which the notes will be issued will not limit our ability to issue or incur other debt or issue preferred stock.

What are the United States federal income tax consequences for United States holders?

      A PEPS Unit will initially consist of two components, a purchase contract and a note. The purchase price of each PEPS Unit will be allocated between the purchase contract and the note in proportion to their respective fair market values at the time of purchase. We expect that, as of the date of issuance of the PEPS Units, the fair market value of each purchase contract will be $0.00 and the fair market value of each note will be $25.

      We intend to treat the notes as “reset bonds” under Treasury regulations relating to variable rate debt instruments and to take the position that a United States holder will be required to include stated interest on the notes as ordinary interest income in such holder’s gross income at the time the interest is paid or accrued in accordance with such holder’s regular method of accounting. However, if we exercise our right to defer payments of stated interest on the notes, the stated interest on the notes will become original issue discount. In such case, a United States holder generally will recognize interest income prior to the actual receipt of the interest payments.

      If a United States holder owns Treasury Units, such holder will continue to take into account items of income or deduction otherwise includible or deductible, respectively, by such holder with respect to the Treasury securities and the notes.

      We intend to report the purchase contract adjustment payments as ordinary income to holders. However, prospective investors are urged to consult their own tax advisors concerning alternative characterizations of such payments.

      Because there is no statutory, judicial or administrative authority directly addressing the tax treatment of PEPS Units or instruments similar to PEPS Units, United States holders are urged to consult their own tax advisors concerning the United States federal income tax consequences of an investment in PEPS Units in light of their own particular circumstances, as well as the effect of any state, local, or foreign tax laws.

FOR ADDITIONAL INFORMATION, SEE “TAX CONSEQUENCES— MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES” IN THIS PROSPECTUS SUPPLEMENT, STARTING ON PAGE S-65.

What are the material United States federal income tax consequences for Non-United States holders?

      Subject to certain exceptions, payments to Non-United States holders of principal and interest (including original issue discount, if any, and acquisition discount) on the notes or the Treasury securities, contract adjustment payments, and dividends, if any, paid on the shares of our common stock acquired under the purchase contracts, and any gain realized upon the sale, exchange or other disposition of the purchase contracts, notes or Treasury securities, or shares of our common stock acquired under the purchase contracts, generally should not be subject to United States federal income tax, including United States federal withholding tax.

      Non-United States holders are urged to consult their own tax advisors with respect to the United States federal, state, local and foreign tax consequences of an investment in PEPS Units in light of their own particular circumstances.

FOR ADDITIONAL INFORMATION, SEE “TAX CONSEQUENCES— MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES” IN THIS PROSPECTUS SUPPLEMENT, STARTING ON PAGE S-65

What are the rights and privileges of the common stock?

      The shares of our common stock that you will be obligated to purchase under the purchase contracts have one vote per share. For more information, please see the discussion of our common stock in this prospectus supplement under the heading “Risk Factors,” and in the accompanying prospectus under the heading “Description of Capital Stock.”

What are the uses of proceeds from the offering?

      We estimate that the net proceeds from the offering will be approximately $120.3 million (approximately $138.4 million if the underwriters exercise their over-allotment option in full), after deducting the underwriters’ estimated discounts and commissions and our estimated fees and expenses for the offering.

      We expect to use the net proceeds from the sale of PEPS Units offered hereby to finance acquisitions and for general corporate purposes. General corporate purposes may include capital expenditures, working capital and the repayment of debt. See “Use of Proceeds” in this prospectus supplement.

THE OFFERING— EXPLANATORY DIAGRAMS

      The following diagrams demonstrate some of the key features of the purchase contracts, notes, Corporate Units and Treasury Units, and the transformation of Corporate Units into Treasury Units and notes.

      The following diagrams assume that the notes are successfully remarketed and the interest rate on the notes is reset on the third business day immediately preceding the purchase contract settlement date, the settlement rate is not adjusted, early settlement does not apply and payments are not deferred.

Purchase Contract

      Corporate Units and Treasury Units both include a purchase contract under which the holder agrees to purchase shares of our common stock on the purchase contract settlement date. In addition, these purchase contracts include unsecured contract adjustment payments as shown in the diagrams on the following pages.

Value of Shares Delivered Upon Settlement of a Purchase Contract	Number of Shares Delivered Upon Settlement of a Purchase Contract

Applicable Market Value(6)	Applicable Market Value(6)

Notes:

(1)	If the applicable market value of our common stock is less than or equal to the reference price of $36.0200, the number of shares of our common stock to be delivered to a holder of a PEPS Unit will be calculated by dividing the stated amount of $25 by the reference price.

(2)	If the applicable market value of our common stock is between the reference price and the threshold appreciation price of $44.0000, the number of shares of our common stock to be delivered to a holder of a PEPS Unit will be calculated by dividing the stated amount of $25 by the applicable market value.

(3)	If the applicable market value of our common stock is greater than or equal to the threshold appreciation price, the number of shares of our common stock to be delivered to a holder of a PEPS Unit will be calculated by dividing the stated amount by the threshold appreciation price.

(4)	The reference price is the reported last sale price of our common stock on the New York Stock Exchange on the date of this prospectus supplement.

(5)	The threshold appreciation price represents approximately a 22.15% appreciation over the reference price.

(6)	The “applicable market value” means the average of the closing price per share of our common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding the purchase contract settlement date.

Corporate Units

      A Corporate Unit consists of two components as described below:

Purchase Contract	Note
(Owed to Holder) Common Stock + Contract Adjustment Payments 1.25% per annum paid quarterly	(Owed to Holder) Interest 6.00% per annum paid quarterly (at reset rate from February 16, 2006)
(Owed to Teekay) $25 at Settlement (February 16, 2006)	(Owed to Holder) $25 at Maturity (May 18, 2006)

•	The holder of a Corporate Unit owns the note that forms a part of the Corporate Unit, but will pledge it to us to secure its obligation under the related purchase contract.

•	The foregoing analysis assumes the notes are successfully remarketed on the third business day immediately preceding February 16, 2006.

Treasury Units

      A Treasury Unit consists of two components as described below:

Purchase Contract	Treasury Security
(Owed to Holder) Common Stock + Contract Adjustment Payments 1.25% per annum paid quarterly
(Owed to Teekay) $25 at Settlement (February 16, 2006)	(Owed to Holder) $25 at Maturity (as a 1/40th, or 2.5%, ownership interest in $1,000 principal amount) (February 15, 2006)

•	The holder owns the 1/40th, or 2.5%, ownership interest in the Treasury security that forms a part of the Treasury Unit, but will pledge it to us through the collateral agent to secure its obligations under the related purchase contract. Unless the purchase contract is terminated as a result of our bankruptcy, insolvency or reorganization or the holder recreates a Corporate Unit, the 1/40th, or 2.5%, ownership interest in the Treasury security will be used to satisfy the holder’s obligation under the related purchase contract.

•	Treasury Units can only be created with integral multiples of 40 Corporate Units.

The Notes

      The notes have the terms described below:

Note
(Owed to Holder) Interest 6.00% per annum paid quarterly (at reset rate from February 16, 2006)
(Owed to Holder) $25 at Maturity (May 18, 2006)

Transforming Corporate Units into Treasury Units and Notes

•	Because Treasury Securities are issued in integral multiples of $1,000, the transformation of Corporate Units into Treasury Units requires integral multiples of 40 Corporate Units, and the transformation of Treasury Units into Corporate Units also requires multiples of 40 Treasury Units.

•	To create a Treasury Unit, a holder separates a Corporate Unit into its components— the purchase contract and the note— and then combines each purchase contract with a 1/40th, or 2.5%, ownership interest in a Treasury security that matures on the day immediately preceding the purchase contract settlement date.

•	Each 1/40th, or 2.5%, ownership interest in the Treasury security together with a purchase contract constitutes a Treasury Unit. The note, which is no longer a component of the related Corporate Unit, is released to the holder and is tradable as a separate security.

•	A holder owns the applicable ownership interest in the Treasury security that forms a part of the Treasury Unit, but will pledge it to us through the collateral agent to secure its obligation under the related purchase contract.

Purchase Contract	Note	Purchase Contract	Treasury Security	Note
(Owed to Holder) Common Stock + Contract Adjustment Payments 1.25% per annum paid quarterly	(Owed to Holder) Interest 6.00% per annum paid quarterly (at reset rate from February 16, 2006)	(Owed to Holder) Common Stock + Contract Adjustment Payments 1.25% per annum paid quarterly		(Owed to Holder) Interest 6.00% per annum paid quarterly (at reset rate from February 16, 2006)
(Owed to Teekay) $25 at Settlement (February 16, 2006)	(Owed to Holder) $25 at Maturity (May 18, 2006)	(Owed to Teekay) $25 at Settlement (February 16, 2006)	(Owed to Holder) (as a $1/40th, or 2.5%, ownership interest in $1,000 principal amount) $25 at Maturity (February 15, 2006)	(Owed to Holder) $25 at Maturity (May 18, 2006)
Corporate Unit		Treasury Unit

•	The holder can also transform Treasury Units and notes into Corporate Units. Following that transformation, the Treasury security, which will no longer be a component of the related Treasury Units, will be released to the holder and will be tradable as a separate security.

RISK FACTORS

      Before investing in our PEPS Units, you should consider carefully the following factors, as well as the information contained in the rest of this prospectus supplement, the accompanying prospectus and in the documents that are incorporated by reference into the accompanying prospectus.

Risks Relating to Our PEPS Units

You Will Bear the Entire Risk of a Decline in the Price of Our Common Stock

      Although as a holder of Corporate Units or Treasury Units you will be the owner of the related notes or applicable ownership interest in the Treasury securities, as the case may be, you do have an obligation to buy shares of our common stock pursuant to the purchase contract that is a part of the Corporate Units and Treasury Units. On February 16, 2006, unless you pay cash to satisfy your obligation under the related purchase contracts or the purchase contracts are terminated due to our bankruptcy, insolvency or reorganization, (a) in the case of Corporate Units, either (1) the proceeds derived from the successful remarketing of the notes or (2) the put price paid upon the automatic put of the notes if the remarketing is unsuccessful, or (b) in the case of Treasury Units, the principal of the related Treasury securities when paid at maturity, will automatically be used to purchase a specified number of shares of our common stock on your behalf.

      The number of shares of our common stock that you will receive upon the settlement of a purchase contract is not fixed but instead will depend on the average of the closing price per share of our common stock on the 20 consecutive trading days ending on the third trading day immediately preceding February 16, 2006. We refer to this average closing price as the applicable market value. There can be no assurance that the applicable market value of common stock received by you on the purchase contract settlement date will be equal to or greater than the price per share paid by you for our common stock. If the applicable market value of our common stock is less than $36.0200, the market value of our common stock issued to you pursuant to each purchase contract on February 16, 2006 (assuming that the market value on such date is the same as the applicable market value of our common stock) will be less than the effective price per share paid by you for our common stock on the date of issuance of the PEPS Units. Accordingly, you will bear the full risk that the market value of our common stock may decline. Any such decline could be substantial.

The Opportunity for Equity Appreciation Provided by an Investment in the PEPS Units Is Less Than That Provided by a Direct Investment in Our Common Stock

      Your opportunity for equity appreciation afforded by investing in the PEPS Units is less than your opportunity for equity appreciation if you directly invested in our common stock. This opportunity is less because the market value of our common stock to be received by you pursuant to the purchase contract on February 16, 2006 (assuming that the market value on such date is the same as the applicable market value of our common stock), will only exceed the price per share paid by you for our common stock on the purchase contract settlement date if the applicable market value of our common stock exceeds the threshold appreciation price (which represents an appreciation of approximately 22.15% over the reference price of $36.0200). If the applicable market value of our common stock exceeds the reference price but falls below the threshold appreciation price, you realize no equity appreciation of our common stock for the period during which you own the purchase contract. Furthermore, if the applicable market value of our common stock equals or exceeds the threshold appreciation price, you would receive on February 16, 2006, only approximately 82% of the value of the shares of common stock you could have purchased with $25 at the reported last sale price of our common stock on the date we price this offering of PEPS Units.

The Trading Prices for the Corporate Units and Treasury Units Will Be Directly Affected by the Trading Prices of Our Common Stock

      The trading prices of Corporate Units and Treasury Units in the secondary market will be directly affected by the trading prices of our common stock, the general level of interest rates and our credit quality. It is impossible to predict whether the price of our common stock or interest rates will rise or fall. Trading prices of our common stock will be influenced by our operating results and prospects and by economic, political, financial and other factors. In addition, general market conditions, including the level of, and fluctuations in the trading prices of stocks generally, and sales of substantial amounts of common stock by us in the market after the offering of the PEPS Units, or the perception that such sales could occur, could affect the price of our common stock. Fluctuations in interest rates may give rise to arbitrage opportunities based upon changes in the relative value of our common stock underlying the purchase contracts and of the other components of the PEPS Units. Any such arbitrage could, in turn, affect the trading prices of the Corporate Units, Treasury Units, the notes and our common stock.

If You Hold Corporate Units or Treasury Units, You Will Not Be Entitled to Any Rights With Respect to Our Common Stock, But You Will Be Subject to All Changes Made With Respect to Our Common Stock

      If you hold Corporate Units or Treasury Units, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting our common stock. You will only be entitled to rights on our common stock if and when we deliver shares of common stock in exchange for Corporate Units or Treasury Units on February 16, 2006, or as a result of early settlement, as the case may be, and the applicable record date, if any, for the exercise of rights occurs after that date. For example, in the event that an amendment is proposed to our charter documents requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of our common stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

We May Issue Additional Shares of Common Stock and Thereby Materially and Adversely Affect the Price of Our Common Stock

      The number of shares of common stock that you are entitled to receive on February 16, 2006, or as a result of early settlement of a purchase contract, is subject to adjustment for certain events arising from stock splits and combinations, stock dividends and certain other actions by us that modify our capital structure. We will not adjust the number of shares of common stock that you are to receive on February 16, 2006, or as a result of early settlement of a purchase contract for other events, including offerings of common stock for cash by us or in connection with acquisitions. We are not restricted from issuing additional common stock during the term of the purchase contracts and have no obligation to consider your interests for any reason. If we issue additional shares of common stock, it may materially and adversely affect the price of our common stock and, because of the relationship of the number of shares to be received on February 16, 2006, to the price of our common stock, such other events may adversely affect the trading price of the Corporate Units or Treasury Units.

The Secondary Market for the Corporate Units, Treasury Units or the Notes May Be Illiquid

      It is not possible to predict how Corporate Units, Treasury Units or the notes will trade in the secondary market or whether any market will be liquid or illiquid. There is currently no secondary market for either our Corporate Units, Treasury Units or the notes. The Corporate Units have been approved for listing on the New York Stock Exchange, subject to official notice of issuance. If the Treasury Units or the notes are separately traded to a sufficient extent that applicable exchange listing requirements are met, we will try to list the Treasury Units or the notes on the same exchange as the Corporate Units. There can be no assurance as to the liquidity of any market that may develop for the Corporate Units, the Treasury Units or the notes, your ability to sell these securities or whether a trading market, if it develops, will continue. In addition, in the event you were to substitute Treasury securities for the notes or the notes for Treasury securities, thereby converting your Corporate Units to Treasury Units or your Treasury Units to Corporate Units, as the case may be, the liquidity of Corporate Units or Treasury Units could be adversely affected. If the Corporate Units are listed, there can be no assurance that the Corporate Units will not be delisted from the New York Stock Exchange or that trading in the Corporate Units will not be suspended as a result of your election to create Treasury Units by substituting collateral, which could cause the number of Corporate Units to fall below the requirement for listing securities on the New York Stock Exchange.

Your Rights to the Pledged Securities Will Be Subject to Our Security Interest

      Although you will be the beneficial owner of the notes or Treasury securities, as applicable, those securities will be pledged to us through the collateral agent to secure your obligations under the related purchase contracts. Thus, your rights to the pledged securities will be subject to our security interest. Additionally, notwithstanding the automatic termination of the purchase contracts, in the event that we become the subject of a case under applicable bankruptcy laws, the delivery of the pledged securities to you may be delayed by the imposition of any automatic stay under Section 362 of the U.S. Bankruptcy Code or such bankruptcy laws and claims arising out of the notes, like all other claims in bankruptcy proceedings, will be subject to the equitable jurisdiction and powers of the bankruptcy court.

We May Defer Current Payments

      We have the option to defer the payment of contract adjustment payments on the purchase contracts until the earlier of February 16, 2006, or the date on which the purchase contracts are settled. However, any deferred contract adjustment payments will accrue additional contract adjustment payments at the rate of 7.25% per year, compounded quarterly, until paid. If the purchase contracts are settled early, other than pursuant to a cash merger, or if the purchase contracts are terminated due to our bankruptcy, insolvency or reorganization, the right to receive accrued and unpaid contract adjustment payments will terminate. If the purchase contracts are terminated due to our bankruptcy, insolvency or reorganization, the right to receive deferred contract adjustment payments, if any, will also terminate.

      We also have the right to defer interest payments on the notes until no later than February 16, 2006. However, any deferred interest will accrue additional interest at a rate of 7.25% per year, compounded quarterly, until paid. If we defer interest payments on the notes, a United States holder will generally recognize interest income on the notes prior to the actual receipt of the interest payments for United States federal income tax purposes, because the stated interest on the notes will become original issue discount. See “Tax Consequences— United States Federal Income Tax Consequences— Notes.” If we exercise our right to defer payments of interest on the notes, the market price of the Corporate Units is likely to decrease. In addition, the mere existence of the right to defer interest payments may cause the market price of the Corporate Units to be more volatile than the market price of other securities that are not subject to such deferrals.

The United States Federal Income Tax Consequences of the Purchase, Ownership and Disposition of the PEPS Units Are Unclear

      No statutory, judicial or administrative authority directly addresses the treatment of the PEPS Units or instruments similar to the PEPS Units for United States federal income tax purposes. As a result, the United States federal income tax consequences of the purchase, ownership and disposition of PEPS Units are not entirely clear. We intend to treat the notes as “reset bonds” under Treasury regulations relating to variable rate debt instruments and to take the position that a United States holder will be required to include stated interest on the notes as ordinary interest income in such holder’s gross income at the time the interest is paid or accrued in accordance with such holder’s regular method of accounting. If we exercise our right to defer payments of the stated interest on the notes, the stated interest on the notes will become original issue discount. In such case, a United States holder generally will recognize interest income prior to the actual receipt of the interest payments. For a discussion of tax related risks, see “Tax Consequences— Material United States Federal Income Tax Consequences.”

The Purchase Contract Agreement Will Not Be Qualified Under the U.S. Trust Indenture Act and the Obligations of the Purchase Contract Agent Are Limited

      The purchase contract agreement between us and the purchase contract agent will not be qualified as an indenture under the U.S. Trust Indenture Act of 1939, and the purchase contract agent will not be required to qualify as a trustee under the Trust Indenture Act. Thus, you will not have the benefit of the protection of the Trust Indenture Act with respect to the purchase contract agreement or the purchase contract agent. The notes constituting a part of the Corporate Units will be issued pursuant to an indenture, which will be qualified under the Trust Indenture Act. If you hold Corporate Units, or Treasury Units and notes, you will have the benefit of the protections of the Trust Indenture Act only to the extent applicable to the notes. Some of the protections generally afforded the holder of a security issued under an indenture that has been qualified under the Trust Indenture Act include:

•	disqualification of the indenture trustee for “conflicting interests,” as defined under the Trust Indenture Act;

•	provisions preventing a trustee that is also a creditor of the issuer from improving its own credit position at the expense of the security holders immediately prior to or after a default under the indenture; and

•	the requirement that the indenture trustee deliver reports at least annually with respect to certain matters concerning the indenture trustee and the securities.

Our Substantial Debt Could Adversely Affect Our Financial Condition and Prevent Us From Fulfilling Our Obligations Under the Notes

      We have substantial debt and debt service requirements. As of September 30, 2002, we and our subsidiaries had outstanding debt in an aggregate principal amount of approximately $1.1 billion, including $84.4 million of joint venture debt guaranteed by us or certain of our subsidiaries. As of such date, we would have been able to borrow an additional $419.4 million under our credit facilities. In addition, as of December 31, 2002, we and our subsidiaries had commitments from lenders for additional credit facilities related to our proposed acquisition of Navion ASA ($500 million), vessel purchases ($77 million) and newbuildings ($232 million).

      The amount of our debt could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations under the PEPS Units;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to fund future capital expenditures, working capital and other general corporate requirements;

•	require us to dedicate a substantial portion of our cash flow from operations to make interest and principal payments on our debt;

•	limit our flexibility in planning for, or reacting to, changes in our business and the shipping industry;

•	place us at a competitive disadvantage compared to competitors that have less debt; and

•	limit our ability to borrow additional funds, even when necessary to maintain adequate liquidity.

To Pay Amounts Due Under the PEPS Units and Service Our Other Debt Will Require a Significant Amount of Cash, Which May Not Be Available to Us

      The PEPS Units will be the sole obligations of Teekay. Our ability to pay amounts due under the PEPS Units and on our other debt will depend upon our future operating performance and a number of other factors, many of which are beyond our control. Such factors include the effect of the general economy on the demand for oil and thus the oil shipping market. In addition, we will rely on dividends and other intercompany cash flows from our subsidiaries to repay our obligations. Financing arrangements between some of our subsidiaries and their respective lenders contain restrictions on dividends by and distribution from such subsidiaries to us.

      If we are unable to generate sufficient cash flow to meet our debt service requirements, we may have to renegotiate the terms of our debt. We may be unable to renegotiate successfully those terms or refinance our debt when required, in which event we would have to consider options such as:

•	sales of certain assets to meet our debt service obligations;

•	sales of equity; and

•	negotiations with our lenders to restructure applicable debt.

      Our credit agreements, existing debt indentures and the indenture governing the notes may restrict our ability to do some of these things.

The Notes Will Initially Be Our Unsecured, Subordinated Obligations, Will Rank Below Our Existing and Future Senior Debt and Will Be Effectively Subordinated to the Debt And Liabilities of Our Subsidiaries. On and After February 16, 2006, Except in the Event of Our Earlier Bankruptcy, Insolvency or Reorganization, the Notes Will Be Our Senior, Unsecured Obligations, But Will Be Effectively Subordinated to Our Existing and Future Senior Secured Debt, to the Extent of Assets Securing Such Debt, and Will Be Effectively Subordinated to the Debt and Liabilities of Our Subsidiaries

      The notes will be unsecured and will initially rank subordinate in right of payment to all of our existing and future senior debt, and in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding of our company, our assets will be available to satisfy obligations on our senior debt before any payment may be made on the notes. In such an event, we may not have sufficient assets remaining to pay outstanding amounts on the notes.

      On and after February 16, 2006, except in the event of our earlier bankruptcy, insolvency or reorganization, the notes will cease to be subordinated debt, and will rank equally in right of payment with all of our then existing and future senior, unsubordinated debt. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding of our company, assets we have pledged to satisfy our obligations on our senior, secured debt will be used to satisfy such secured obligations before such assets would be available to make any payment on the notes and our other senior, unsecured debt. In addition, to the extent that such assets cannot satisfy in full our senior, secured debt, the holders of such debt would have a claim for any shortfall that would rank equally in right of payment (or effectively senior if the debt were issued by a subsidiary) with the notes and our other senior, unsecured debt. In such an event, we may not have sufficient assets remaining to pay outstanding amounts on the notes.

      In addition, the notes, whether subordinated or senior, will be effectively subordinated to existing and future liabilities of our subsidiaries. Our right to receive assets of any subsidiaries upon their liquidation or reorganization, and the rights of the holders of the notes to share in those assets, would be subject to the prior satisfaction of claims of the subsidiaries’ creditors. Consequently, the notes will be effectively subordinate to all liabilities of any of our subsidiaries. Substantially all of our business is currently conducted through our subsidiaries, and we expect this to continue.

      The notes will be our obligations exclusively. The indenture and the purchase contracts do not limit our ability to incur senior or secured debt, or our ability or that of any of our subsidiaries to incur other indebtedness and other liabilities. Our ability to pay our obligations under the notes may decrease if we, or any of our subsidiaries, incur additional indebtedness or liabilities.

      As of September 30, 2002, we and our subsidiaries had outstanding debt in an aggregate principal amount of approximately $1.1 billion, including $84.4 million of joint venture debt guaranteed by us or certain of our subsidiaries. Of this $1.1 billion, as of such date we were directly obligated for or guaranteed $686.1 million, $704.1 million was secured by our assets or the assets of certain of our subsidiaries, and $704.1 million was the direct obligation of or guaranteed by our subsidiaries.

Failure to Comply With Covenants Could Lead to Acceleration of Debt

      Our existing financing agreements and those of our subsidiaries impose operating and financial restrictions that restrict our actions. These restrictions limit or prohibit our ability to, among other things:

•	incur additional debt;

•	create liens;

•	sell capital stock of subsidiaries or other assets;

•	make certain investments;

•	engage in mergers and acquisitions;

•	make certain capital expenditures; or

•	pay dividends.

      Failure to comply with any of the covenants in our existing or future financing agreements could result in a default under those agreements or under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity of the debt under these agreements and to foreclose upon any collateral securing that debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations, including our obligations under the notes. In addition, the secured nature of a portion of our other debt, together with the limitations imposed by financing agreements on our ability to incur additional debt and to take other actions, might significantly impair our ability to obtain other financing.

      Some of our existing financing agreements also impose restrictions on changes of control of us or our ship-owning subsidiaries, including requirements for prior consent and that we make an offer to redeem certain debt. See “Description of Our Other Indebtedness.”

Declining Market Values of Our Vessels Could Adversely Affect Our Liquidity and Result in Breaches of Our Financing Agreements

      Market values of tankers fluctuate depending upon general economic and market conditions affecting the tanker industry and competition from other shipping companies, other types and sizes of vessels, and other modes of transportation. In addition, as vessels become older, they generally decline significantly in value. Declining vessel values of our tankers could adversely affect our liquidity by limiting our ability to raise cash by refinancing vessels. Declining vessel values could also result in a breach of loan covenants and events of default under relevant financing agreements that require us to maintain certain loan-to-value ratios. If vessel values decline and we are unable to decrease our debt or pledge additional collateral, the lenders could accelerate our debt and foreclose on our vessels pledged as collateral for the loans.

We May Not Be Able to Pay Cash Dividends

      In each quarter since the initial public offering of our common stock in 1995, we have paid a cash dividend of $0.215 per share. Any future cash dividends will depend upon our results of operations, financial condition, cash requirements, the availability of surplus and other factors, including the ability of our subsidiaries to make distributions to us, which, as described above, is restricted by financing arrangements. Any failure to pay cash dividends could adversely affect the value of our common stock and of the PEPS Units.

Risks Relating to Our Business

The Cyclical Nature of the Tanker Industry Causes Volatility in Our Profitability

      Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Increases in tanker capacity supply or decreases in tanker capacity demand could harm our business, financial condition and results of operations. The supply of tanker capacity is a function of the number of new vessels built, older vessels scrapped, converted and lost and the number of vessels that are out of service. The demand for tanker capacity is influenced by, among other factors:

•	global and regional economic conditions;

•	increases and decreases in industrial production and demand for crude oil and petroleum products;

•	increases and decreases in OPEC production quotas;

•	the distance crude oil and petroleum products need to be transported by sea; and

•	developments in international trade and changes in seaborne and other transportation patterns.

      Because many of the factors influencing the supply of and demand for tanker capacity are unpredictable, the nature, timing and degree of changes in tanker industry conditions are also unpredictable.

We Depend Upon Oil Markets, Changes in Which Could Result in Decreased Demand for Our Vessels and Services

      Demand for our vessels and services in transporting crude oil and petroleum products depends upon world and regional oil markets. Any decrease in shipments of crude oil in those markets could harm our business and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of oil, as well as competition from alternative energy sources. A slowdown of the economic recovery in the United States and world economies may result in reduced consumption of oil and a decreased demand for our vessels and services. In addition, Venezuela is experiencing political unrest, which has led to a shutdown of much of the country’s economy, including a significant decrease in its production of crude oil and petroleum products. Continued political unrest in Venezuela or similar unrest in other major oil-producing countries could disrupt the export of petroleum from these or nearby countries and adversely affect the demand for our vessels.

Continued Terrorist Attacks or War Could Lead to Further Economic Instability and Decrease Demand for Oil, Which Could Harm Our Business

      Terrorist attacks, such as the attacks that occurred in New York, Pennsylvania and Washington, D.C., on September 11, 2001, and current and future war risks may adversely affect our business, results of operation, financial condition, ability to raise capital or future growth. The United States has made strong overtures of going to war with Iraq. Terrorist attacks and potential war in the Middle East may lead to additional armed hostilities or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may further contribute to economic instability and could adversely affect oil markets. In addition, oil tankers, oil pipelines and offshore oil fields could be targets of future terrorist attacks. Any such attacks could lead to, among other things, increased insurance costs for oil tanker operations, increased tanker operational costs and inability to transport oil from or to certain locations.

Our Dependence on Spot Voyages May Result in Significant Fluctuations in the Utilization of Our Vessels and in Our Profitability

      During the nine months ended September 30, 2002 and the year ended December 31, 2001, we derived approximately 64% and 78%, respectively, of our net voyage revenues from spot voyages or time charters and contracts of affreightment priced on a spot market basis. Because we depend on the spot charter market, declining charter rates in a given period generally will result in corresponding declines in our operating results for that period. The spot charter market is highly competitive and spot charter rates are subject to significant fluctuations based on tanker and oil supply and demand. Charter rates have varied significantly in the last few years. Future spot charters may not be available at rates that will be sufficient to enable our vessels to be operated profitably or provide sufficient cash flow to service the notes or our other obligations. Although Navion’s shuttle tanker fleet operates on long-term fixed-rate contracts of affreightment, its conventional tanker fleet generates revenues from spot voyages and contracts of affreightment priced on a spot market basis. Accordingly, these revenues historically have been, and after our acquisition of Navion will continue to be, subject to spot market price fluctuations.

Reduction in Oil Produced From Offshore Oil Fields Could Harm Our Shuttle Tanker Business

      Demand for our shuttle tankers in transporting crude oil and petroleum products depends upon the amount of oil produced from offshore oil fields, especially in the North Sea, where our shuttle tankers primarily operate. As oil prices increase, the prospect of exploration and development of offshore oil fields, which cost more to develop than land oil fields, becomes more attractive to oil companies. However, if oil prices decline, it becomes less attractive for oil companies to explore for oil offshore and develop offshore oil fields. If the amount of oil produced from offshore oil fields declines, especially in the North Sea, our shuttle tanker business could be harmed. In addition, if for environmental or other reasons, there is a change in policy towards using pipelines rather than oceangoing vessels in transporting crude oil and petroleum products from offshore oil fields, our shuttle tanker business could be harmed. As of December 31, 2002, we had 20 vessels (including two new buildings) in our shuttle tanker fleet. If we close our pending acquisition of Navion ASA, we will acquire an additional nine owned and 13 chartered-in shuttle tankers, which would increase our exposure to the foregoing shuttle-tanker-related risks. Most of Navion’s shuttle tanker revenues are derived from long-term contracts of affreightment. Revenue under most of the these contracts depends upon the amount of oil we transport, the production of which is beyond our control and which can vary depending upon the nature of a given oil field and the field operator’s production decisions.

Our Substantial Operations Outside the United States Expose Us to Political, Governmental and Economic Instability, Which Could Harm Our Operations

      Because our operations are primarily conducted outside of the United States, they may be affected by changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered. Any disruption caused by these factors could harm our business.

      We derive a substantial portion of our total revenues from our operations in the Indo-Pacific Basin. Past political conflicts in this region, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in this region have also been subject to, in limited instances, acts of terrorism and piracy. Future hostilities or other political instability in this region or other regions where we operate could affect our trade patterns and harm our business. For example, any war resulting from the recent disputes between the United States and Iraq could significantly alter the supply and transportation of oil in the Indo-Pacific Basin, which could harm our business. In addition, tariffs, trade embargoes, and other economic sanctions by the United States or other countries against countries in the Indo-Pacific Basin or elsewhere as a result of terrorist attacks or other hostilities may limit trading activities with those countries, which could also harm our business.

Our Inability to Renew or Replace Long-Term Charter Contracts Could Adversely Affect Our Operating Results and Make Them More Volatile

      Thirty-four of our tankers, including all 20 of our shuttle tankers, currently are subject to long-term charter contracts. Sixteen of these contracts terminate by their terms between March 2003 and August 2004. The 18 remaining contracts terminate by their terms between October 2005 and April 2018. If we complete our pending acquisition of Navion ASA, we will have an additional nine owned and 13 chartered-in shuttle tankers subject to fixed-rate contracts of affreightment with terms from six months to the life of the oil field being served, and one owned gas carrier subject to a 13 year time charter. Our inability to renew or replace long-term contracts on favorable terms, if at all, or the early termination of a significant number of these contracts, could harm our results of operations and make them more volatile.

The Intense Competition in Our Markets May Lead to Reduced Profitability

      Our vessels operate in highly competitive markets. Competition arises primarily from other Aframax and shuttle tanker owners, including major oil companies and independent companies. We also compete with owners of other size tankers. Our market share is insufficient to enforce any degree of pricing discipline in the markets in which we operate and our competitive position may erode in the future. Any new markets we enter could include participants that have greater financial strength and capital resources than us and we may not be successful in entering into new markets.

The Tanker Industry Is Subject to Substantial Environmental and Other Regulations, Which May Significantly Increase Our Expenses

      Our operations are affected by extensive and changing environmental protection laws and other regulations. We have incurred, and expect to continue to incur, substantial expenses in complying with these laws and regulations, including expenses for ship modifications and changes in operating procedures. Additional laws and regulations may be adopted that could limit our ability to do business or further increase the cost of our doing business. This could harm our business.

      The United States Oil Pollution Act of 1990 (“OPA 90”) in particular has increased our expenses. OPA 90 provides for the phase-in of the exclusive use of double-hull tankers at United States ports, as well as potentially unlimited liability for owners, operators and demise or bareboat charterers for oil pollution in U.S. waters. To comply with OPA 90, tanker owners generally incur increased costs in meeting additional maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining required insurance coverage. OPA 90 contains financial responsibility requirements for vessels operating in U.S. waters and requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of insurance or of qualification as a self-insurer or other evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90.

      Following the example of OPA 90, the International Maritime Organization, the United Nations’ agency for maritime safety, adopted regulations for tanker design and inspection that are designed to reduce oil pollution in international waters and that will be phased in on a schedule depending upon vessel age. In addition, as a result of the November 2002 sinking of the tanker Prestige and related oil spill, the European Union, the United States and certain other countries are considering or have adopted stricter technical and operational requirements for tankers, including the accelerated phase-out of single-hull vessels, and legislation that may affect the liability of tanker owners and operators for oil pollution.

      Our shuttle tankers primarily operate in the North Sea. In addition to the regulations imposed by the International Maritime Organization, countries having jurisdiction over North Sea areas impose regulatory requirements in connection with operations in those areas. These regulatory requirements, together with additional requirements imposed by operators in North Sea oil fields, require us to make further expenditures for sophisticated equipment, reporting and redundancy systems on our shuttle tankers and for the training of seagoing staff. Additional regulations and requirements may be adopted or imposed that could limit our ability to do business or further increase the cost of doing business in the North Sea.

We May Not Be Able to Successfully Integrate Any Future Acquisitions

      A principal component of our strategy is to continue to grow by expanding our business both in the geographic areas and markets where we have historically focused as well as into new geographic areas, market segments and services. We may not be successful in expanding our operations and any expansion may not be profitable. Our strategy of growth through acquisitions, including our pending acquisition of Navion ASA, involves business risks commonly encountered in acquisitions of companies, including:

•	disruption of our ongoing business;

•	difficulties in integrating the operations, personnel and business cultures of acquired companies;

•	difficulties of coordinating and managing geographically separate organizations;

•	adverse effects on relationships with our existing suppliers and customers, and those of the companies we acquire;

•	difficulties entering geographic markets or new market segments in which we have no or limited experience; and

•	loss of key officers and employees of acquired companies.

Our failure to successfully and cost-effectively integrate Navion or any other businesses we may acquire in the future will harm our business and results of operations.

      The process of integrating operations could also cause an interruption of, or loss of momentum in, the activities of one or more of an acquired company’s businesses and our businesses. Members of our senior management may be required to devote considerable amounts of time to this integration process, which will decrease the time they will have to manage our business, service existing customers and attract new customers. If our senior management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, our business could suffer.

We May Not Realize Expected Benefits from Acquisitions, and Implementing Our Strategy of Growth Through Acquisitions May Harm Our Financial Condition and Performance

      Present and future acquisitions, including our pending acquisition of Navion ASA, may not be profitable to us at the time of their completion and may not generate revenues sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our results of operations and financial condition, including risks that we may:

•	fail to realize anticipated benefits, such as cost-savings and revenue enhancements;

•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

•	incur additional indebtedness, which may result in significantly increased interest expense or financial leverage, or issue additional equity securities to finance acquisitions, which may result in significant shareholder dilution;

•	incur or assume unanticipated liabilities, losses or costs associated with the business acquired; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

      We expect to realize financial and operating benefits as a result of the pending Navion ASA acquisition, including added stability to our cash flow and earnings throughout the tanker market cycle as a result of the fixed-rate, long-term nature of Navion’s contracts of affreightment related to its shuttle tanker business. However, revenue under most of these contracts depends upon the amount of oil we transport, the production of which is beyond our control and which can vary depending upon the nature of a given oil field and the field operator’s production decisions. In addition, Navion has a right of first refusal on Statoil’s oil transportation requirements at the prevailing market rate until December 31, 2007. Although we believe this arrangement may increase the utilization of our conventional fleet after the acquisition, we may be unable to achieve such increased fleet utilization.

The Strain That Growth Places Upon Our Systems and Management Resources May Harm Our Business

      Our growth has placed and will continue to place significant demands on our management, operational and financial resources. If we close our pending acquisition of Navion ASA, we will have an additional 46 tankers, including 34 vessels time-chartered in, worldwide to deploy, control and monitor. These would represent an increase of 45% over our current fleet of tankers. As we expand our operations, we must effectively manage and monitor operations, control costs and maintain effective quality and control in geographically dispersed markets, which will increase our operating complexity. Our future growth and financial performance will also depend on our ability to:

•	recruit, train, manage and motivate our employees to support our expanded operations; and

•	continue to improve our customer support, financial controls and information systems.

      These efforts may not be successful and may not occur in a timely or cost-effective manner. Failure to effectively manage our growth and the system and procedural transitions required by expansion in a cost-effective manner or at all could harm our business.

Our Insurance May Not Be Sufficient to Cover the Losses That May Occur to Our Property or as a Result of Our Operations

      The operation of oil tankers carries the risk of environmental damage from an oil spill as well as the risk of catastrophic marine disasters and property losses inherent to any ocean-going vessel. We carry protection and indemnity coverage to protect against most of the accident-related risks involved in the conduct of our business and maintain environmental damage and pollution coverage. We do not carry insurance covering the loss of revenue resulting from vessel off-hire time. All risks may not be adequately insured against, and any particular claim may not be paid. In addition, we may not be able to procure adequate coverage at commercially reasonable rates in the future. Any uninsured loss could harm our business and financial condition.

      More stringent environmental regulations at times in the past have resulted in increased costs for, and in the future may result in the lack of availability of, insurance against the risks of environmental damage or pollution. We currently maintain $1 billion in coverage for liability for pollution, spillage or leakage of oil for each of our vessels. A catastrophic spill could exceed the coverage available, which could harm our business, financial condition and results of operations.

      On February 1, 2003, one of our vessels, the Alliance Spirit, was empty of cargo and waiting off Skikda, Algeria to load crude oil when a severe storm arose and pushed aground the vessel and three other vessels, not in our fleet. The vessel could roll over or break apart, resulting in a spillage or leakage of bunker fuel or lube oils on board or residual crude oil cargo remaining in the cargo tanks. Any damages resulting from this incident could harm our financial condition to the extent not covered by insurance.

An Incident Involving Environmental Damage or Pollution and Any of Our Vessels Could Harm Our Reputation and Business

      Oil spills related to the sinkings of the tanker Erika off the coast of France in 1999 and the tanker Prestige off the coast of Spain in 2002, and other tanker-related environmental incidents have created increased demand for modern vessels operated by ship management companies with a reputation for safety and environmental compliance. Any event involving our tankers that results in material environmental damage or pollution could harm our reputation for safety and environmental compliance and decrease demand for our services, which could harm our business. While we believe that the grounding of the Alliance Spirit was weather related and not caused by any deficiency in our operations, adverse publicity or perceptions on the part of our customers could harm our reputation and business.

Our Operating Results Are Subject to Seasonal Fluctuations

      Our tankers operate in markets that have historically exhibited seasonal variations in demand and, therefore, in charter rates. This seasonality may result in quarter-to-quarter volatility in our results of operations. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, our revenues have historically been weaker during our fiscal quarters ended June 30 and September 30, and, conversely, revenues have been stronger in our fiscal quarters ended March 31 and December 31.

We Expend Substantial Sums During Construction of Newbuildings Without Earning Revenue and Without Assurance That They Will Be Completed

      We are typically required to expend substantial sums as progress payments during the construction of a newbuilding, but we do not derive any revenue from the vessel until after its delivery. If we were unable to obtain financing required to complete payments on any of our newbuilding orders, we could effectively forfeit all or a portion of the progress payments previously made. We currently have 12 newbuildings on order, with deliveries scheduled between March 2003 and October 2004. We may order additional newbuildings in the future.

The Loss of Any Key Customer Could Result in a Significant Loss of Revenue in a Given Period

      We have derived, and believe that we will continue to derive, a significant portion of our voyage revenues from a limited number of customers. A single customer, an international oil company, accounted for approximately $131 million, or 13%, of our consolidated voyage revenues during the year ended December 31, 2001. No other customer accounted for more than 10% of our consolidated voyage revenues in fiscal 2001 and no customer accounted for more than 10% of our consolidated voyage revenues during the nine months ended September 30, 2002. Giving effect to our pending acquisition of Navion ASA as if it had occurred on January 1, 2001, one customer would have accounted for approximately $491 million, or 26%, and $236 million, or 22%, respectively, of our consolidated voyage revenues during the year ended December 31, 2001 and the nine months ended September 30, 2002. No other customer would have accounted for more than 10% of such consolidated voyage revenues during either of such periods. The loss of any significant customer, or a substantial decline in the amount of services requested by a significant customer, could harm our results of operations.

Exposure to Currency Exchange Rate and Interest Rate Fluctuations Could Result in Fluctuations in Our Net Income.

      While virtually all of our revenues are earned in U.S. Dollars, a portion of our operating costs is incurred in currencies other than U.S. Dollars. This partial mismatch in operating revenues and expenses could lead to fluctuations in net income due to changes in the value of the U.S. Dollar relative to other currencies, in particular the Japanese Yen, the Singapore Dollar, the Canadian Dollar, the Norwegian Kroner, the British Pound and the Australian Dollar.

      As of September 30, 2002, approximately $452.5 million, or 46.6%, of our debt, bore interest at floating interest rates. Increases in interest rates would increase interest payments on this and any other floating-rate debt, and could harm our results of operations. To partially mitigate our floating interest rate exposure, as of

September 30, 2002, we had entered into three interest rate swaps, totaling $70 million in notional principal amount with maturities between December 2002 and May 2004. The average interest rate of the swaps is 6.48%. As of September 30, 2002, the fair value of these interest rate swaps was negative $2.1 million.

We May Not Be Exempt From United States Tax on Our United States Source Income, Which Would Reduce Our Net Income and Cash Flow by the Amount of the Applicable Tax.

      If we are not exempt from tax under Section 883 of the United States Internal Revenue Code, the shipping income we derive from U.S. sources attributable to our transportation of cargoes to or from the United States will be subject to U.S. federal income tax. If we are subject to such tax, our net income and cash flow would be reduced by the amount of such tax. We currently claim an exemption under Section 883. Proposed regulations, if they become final as proposed, may not permit us to continue to claim this exemption. We can give no assurance that future changes and shifts in ownership of our stock will not preclude us from being able to satisfy the existing exemption requirements or, if we were to initially qualify for an exception thereunder, the proposed regulations as adopted and finalized.

      In the nine months ended September 30, 2002 and the year ended December 31, 2001, approximately 18.1% and 18.0%, respectively, of our voyage revenues was derived from U.S. sources attributable to the transportation of cargoes to or from the United States. The average U.S. federal income tax on such U.S. source income, in the absence of exemption under Section 883, would have been 4% thereof, or approximately $4.1 million for such nine-month period and $7.5 million for our fiscal year 2001.

The International Nature of Our Operations May Make the Outcome of Any Bankruptcy Proceedings Difficult to Predict.

      We are incorporated under the laws of the Republic of the Marshall Islands and our subsidiaries are incorporated under the laws of various countries other than the United States of America, and we conduct operations in countries around the world. Consequently, in the event of any bankruptcy, insolvency or similar proceeding involving us or one of our subsidiaries, any bankruptcy laws of the Republic of the Marshall Islands or other countries in which our subsidiaries are organized or operate could apply. Under bankruptcy laws in the United States, courts typically have jurisdiction over a debtor’s property, wherever located, including property situated in other countries. There can be no assurance, however, that courts in other countries that have jurisdiction over us and our operations would recognize a United States bankruptcy court’s jurisdiction. Accordingly, difficulties may arise in administering a United States bankruptcy case involving a debtor with its principal operating assets outside the United States, and any orders or judgments of a bankruptcy court in the United States may not be enforceable.

USE OF PROCEEDS

      We estimate that the net proceeds from the offering, after deducting the underwriters’ discounts and commissions and fees and expenses payable by us, will be approximately $120.3 million (approximately $138.4 million if the underwriters exercise their over-allotment option in full).

      We expect to use the net proceeds from the sale of PEPS Units offered hereby to finance acquisitions and for general corporate purposes. General corporate purposes may include capital expenditures, working capital and the repayment of debt.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

      The following tables present our selected financial and other data as at and for the nine-month periods ended September 30, 2002 and 2001 and the fiscal years ended December 31, 2001 and 2000, the nine-month period ended December 31, 1999 and the fiscal years ended March 31, 1999 and 1998. We derived the selected financial data set forth below with respect to our statements of income for the fiscal years ended December 31, 2001 and 2000 and the nine-month period ended December 31, 1999 and our balance sheets as at December 31, 2001 and 2000, from our audited consolidated financial statements that are included in our Form 20-F for the year ended December 31, 2001. We derived the income statement data for each of the fiscal years ended March 31, 1999 and 1998 and the balance sheet data as at December 31, 1999 and March 31, 1999 and 1998, from our audited consolidated financial statements not included in our Form 20-F. We derived the selected financial and other data set forth below with respect to our statements of income for each of the nine-month periods ended September 30, 2002 and 2001 and our balance sheets as at September 30, 2002 and 2001 from our unaudited consolidated financial statements included in our Form 6-K filed on November 14, 2002 with respect to the our fiscal quarter ended September 30, 2002. In management’s opinion, the unaudited consolidated financial statements reflect all adjustments necessary (consisting only of normal recurring adjustments) for a fair presentation of such financial data. Our results for the nine-month period ended September 30, 2002 are not necessarily indicative of the eventual results for the year.

      You should read the data below in conjunction with our consolidated financial statements and the related notes, the financial information and “Management’s Discussion and Analysis of Results of Operations and Financial Condition” included in our Report on Form 20-F for our fiscal year ended December 31, 2001 and our Report on Form 6-K for the quarter ended September 30, 2002, each of which is incorporated by reference into this prospectus supplement.

      We changed our fiscal year end from March 31 to December 31, commencing December 31, 1999, in order to facilitate comparison of our operating results to those of other companies in the transportation industry. Our financial statements are prepared in accordance with accounting principals generally accepted in the United States.

	Fiscal Years Ended					Nine Months Ended
						September 30,
	Mar. 31,	Mar. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	1998	1999	1999	2000	2001	2001	2002

						(unaudited)	(unaudited)
	(nine months)
	(in thousands, except share data, ratios, fleet and ship data and per day data)
Income Statement Data:
Voyage revenues	$406,036	$411,922	$377,882	$893,226	$1,039,056	$825,910	$560,492
Voyage expenses	100,776	93,511	129,532	248,957	249,562	188,637	171,764

Net voyage revenues	305,260	318,411	248,350	644,269	789,494	637,273	388,728

Operating expenses:
Vessel operating expenses(1)	70,510	84,397	98,780	125,415	154,831	113,404	127,415
Time charter hire expense	10,627	29,666	30,681	53,547	66,019	51,477	37,640
Depreciation and amortization expense	94,941	93,712	68,299	100,153	136,283	99,473	110,136
General and administrative expense	21,542	25,002	27,018	37,479	48,898	35,572	42,824

Total operating expenses	197,620	232,777	224,778	316,594	406,031	299,926	318,015

Income from vessel operations	107,640	85,634	23,572	327,675	383,463	337,347	70,713
Interest expense	(56,269)	(44,797)	(44,996)	(74,540)	(66,249)	(50,944)	(43,854)
Interest income	7,897	6,369	5,842	13,021	9,196	7,867	2,691
Other income (loss)	11,236	(1,800)	(4,013)	3,864	10,108	11,051	(9,265)

Net income (loss)(2)	$70,504	$45,406	$(19,595)	$270,020	$336,518	$305,321	$20,285

Per Share Data:
Net income (loss)— basic	2.46	1.46	(0.54)	7.02	8.48	7.69	0.51
Net income (loss)— diluted	2.44	1.46	(0.54)	6.86	8.31	7.53	0.50
Cash earnings— basic(3)	5.78	4.72	1.19	9.67	11.91	10.18	3.22
Cash dividends declared	0.86	0.86	0.65	0.86	0.86	0.65	0.65
Balance Sheet Data (at end of period):
Cash and marketable securities	$115,254	$132,256	$226,381	$223,123	$196,004	$171,095	$172,234
Capital stock	261,353	330,493	427,937	452,808	467,341	472,241	470,299
Total assets	1,460,183	1,452,220	1,982,684	1,974,099	2,467,781	2,463,805	2,517,833
Total debt	725,369	641,719	1,085,167	797,484	935,702	947,333	971,740
Total stockholders’ equity	689,455	777,390	832,067	1,098,512	1,398,200	1,386,277	1,394,249
Number of outstanding shares of common stock	28,832,765	31,648,318	38,064,264	39,145,219	39,550,326	39,966,948	39,659,460
Other Financial Data:
EBITDA(4)	$209,582	$186,069	$95,875	$451,066	$539,324	$462,892	$187,752
EBITDA to interest expense(4)(5)	3.8x	4.0x	2.1x	6.1x	8.0x	8.9x	4.0x
Total debt to LTM EBITDA(4)(6)	3.5x	3.5x	8.3x	1.8x	1.7x	1.5x	3.6x
Total debt to total capitalization(7)	51.3%	45.2%	56.6%	42.1%	39.8%	40.3%	40.7%
Net debt to total capitalization(8)	46.9%	39.6%	50.7%	34.2%	34.3%	35.6%	35.9%
Ratio of earnings to fixed charges(2)(9)	2.3x	2.0x	0.6x	4.6x	5.8x	6.8x	1.5x
Cash earnings(3)	$165,575	$146,489	$43,343	$372,168	$472,749	$403,954	$127,595
Capital expenditures:
Vessel and equipment purchases, gross (10)	197,199	85,445	23,313	43,512	184,983	167,071	93,115
Drydocking	18,376	11,749	6,598	11,941	20,064	14,450	23,027
Total Fleet Data(11):
Average number of ships	43	47	65	72	82	81	84
Average age of our fleet (in years at end of period)	7.8	8.7	8.4	9.0	10.2	9.9	10.7
Operating cash flow per ship per day(12)	$12,682	$11,171	$5,177	$16,687	$17,682	$20,116	$7,378
Spot Aframax Fleet Data(13):
Average number of ships	42	43	55	59	60	60	59
Average age of our fleet (in years at end of period)	7.6	8.0	7.4	8.3	9.4	9.1	10.3
TCE per ship per day(14)	$21,373	$19,576	$13,462	$27,138	$30,542	$33,701	$17,363
Vessel operating expenses per ship per day (1)	4,554	4,969	5,621	4,980	5,374	5,321	5,592
Operating cash flow per ship per day(12)	12,664	10,903	4,731	18,145	19,747	22,714	6,795

(Footnotes on following page)

(1)	Vessel operating expenses consist of all expenses relating to the operation of vessels (other than voyage expenses), including crewing, repairs and maintenance, insurance, stores and lubes, and communications expenses. Ship days are calculated on the basis of a 365-day year multiplied by the average number of owned vessels in our fleet for the respective year. Vessel operating expenses exclude vessels time-chartered-in.

(2)	Net income (loss) and the ratio of earnings to fixed charges for our fiscal year ended March 31, 1999 have been restated to reflect early adoption of Statement of Financial Accounting Standards No. 145, “Extinguishment of Debt and Capital Lease Modification,” which requires any gain or loss on debt extinguishments to be classified as income or loss from continuing operations, rather than as an extraordinary item as previously required under Statement of Financial Accounting Standards No. 4.

(3)	Cash earnings represents net income (loss) before foreign exchange gains (losses) and depreciation and amortization expense. Cash earnings is included because it is used by certain investors to measure a company’s financial performance as compared to other companies in the shipping industry. Cash earnings is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of our performance required by accounting principles generally accepted in the United States.

(4)	EBITDA represents net income (loss) before interest expense, income tax expense, depreciation and amortization expense, minority interest, and gains or losses arising from foreign exchange translation and disposal of assets. EBITDA is included because such data is used by certain investors to measure a company’s financial performance. EBITDA is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of our performance required by accounting principles generally accepted in the United States.

(5)	For purposes of computing EBITDA to interest expense, interest expense includes capitalized interest but excludes amortization of loan costs.

(6)	Total debt to LTM EBITDA represents total debt as of the end of the period compared to EBITDA for the 12-month period then ended.

(7)	Total capitalization represents total debt, minority interest and total stockholders’ equity.

(8)	Net debt represents total debt less cash, cash equivalents and marketable securities. Total capitalization represents net debt, minority interest and total stockholders’ equity.

(9)	For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net income (loss) before income taxes, minority interest expense, equity income, interest expense and amortization of capitalized interest, deferred costs and bond premium. Fixed charges consist of interest expense, capitalized interest and amortization of deferred financing costs and bond premium.

(10)	Excludes vessels purchased in connection with our corporate acquisitions of Bona Shipbuilding Ltd. in 1999 and Ugland Nordic Shipping ASA in 2001.

(11)	Excludes vessels of our joint ventures, newbuildings and one Aframax tanker that has been subject to a bareboat charter.

(12)	Operating cash flow represents income from vessel operations plus depreciation and amortization expense (other than drydock amortization expense). Ship days are calculated on the basis of a 365-day fiscal year multiplied by the average number of vessels in our fleet for the respective year (excluding vessels of our joint ventures). Operating cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of our performance required by accounting principles generally accepted in the United States.

(13)	Includes our core Aframax fleet that operates primarily in the spot charter market and excludes vessels that operate primarily under long-term fixed-rate contracts, including our ten Aframax-size shuttle tankers and our Aframax-size Australian-crewed vessels. Time charter equivalent and vessel operating expense data is separately presented only for this portion of our fleet because the remainder of our fleet generally has varying revenues and expense characteristics that make period-to-period comparisons not meaningful. Also excludes one Aframax tanker that has been subject to a bareboat charter and Aframax tankers of our joint ventures.

(14)	TCE, or time charter equivalent, is a measure of the revenue performance of a vessel, which, on a per voyage basis, is generally determined by Clarkson Research Studies Inc. (“Clarkson”) and other industry data sources by subtracting voyage expenses (except commissions) which are incurred in transporting cargo from gross revenue per voyage and dividing the remaining revenue by the total number of days required for the round-trip voyage. For purposes of calculating our average TCE for the year, TCE has been calculated consistent with Clarkson’s method, by deducting total voyage expenses (except commissions) from total voyage revenues and dividing the remaining sum by our total voyage days in the year.

CAPITALIZATION

      The following table presents our consolidated capitalization at September 30, 2002 to reflect:

(1)	our actual capitalization; and

(2)	our capitalization as adjusted to give effect to this offering of PEPS Units as if it had occurred on September 30, 2002, and the payment of estimated underwriting discount and commissions and estimated expenses with respect to this offering.

      You should read the following table in conjunction with our historical and pro forma consolidated condensed financial statements and related notes included in our Report on Form 20-F for our fiscal year ended December 31, 2001 and our Report on Form 6-K for the quarter ended September 30, 2002, each of which is incorporated by reference into the accompanying prospectus. See “Use of Proceeds” and “Description of Our Other Indebtedness.”

	September 30, 2002

	Actual	As adjusted

	(unaudited)	(unaudited)

	(dollars in thousands)
Cash and marketable securities	$172,234	$292,534

Current portion of long-term debt(1)	$55,165	$55,165

Long-term debt:(1)
Long-term debt	916,575	916,575
7 1/4% notes due May 18, 2006(2)	—	125,000

Total long-term debt	916,575	1,041,575

Minority interest	20,042	20,042

Stockholders’ equity:
Capital stock ($470,988 as of December 31, 2002)(3)(4)	470,299	466,119
Retained earnings	929,426	929,426
Accumulated other comprehensive loss	(5,476)	(5,476)

Total stockholders’ equity	1,394,249	1,390,069

Total capitalization	$2,386,031	$2,506,851

(1)	For information concerning our borrowing arrangements, see Note 7 to our consolidated financial statements included in our Report on Form 20-F for our 2001 fiscal year, filed with the SEC on March 29, 2002, and Note 5 to our consolidated financial statements included in our Report on Form 6-K for the quarter ended September 30, 2002, filed with the SEC on November 14, 2002, which reports are incorporated herein by reference.

(2)	Issued in connection with the sale of the PEPS Units. Assumes no exercise of the underwriters’ over-allotment option.

(3)	Reflects an adjustment of approximately $4.2 million, representing the present value of the contract adjustment payments payable in connection with the PEPS Units.

(4)	Excludes the effects of issuance costs allocated to the purchase contracts issued in connection with this offering.

      As of September 30, 2002, we and our subsidiaries had outstanding indebtedness in an aggregate principal amount of approximately $1.1 billion, including $84.4 million of joint venture debt guaranteed by us or certain of our subsidiaries. Of this $1.1 billion, we were directly obligated for or guaranteed $686.1 million as of September 30, 2002, and $704.1 million was secured by our assets or the assets of certain of our subsidiaries.

      In addition, as of December 31, 2002, we and our subsidiaries had commitments from lenders for additional credit facilities related to our proposed acquisition of Navion ASA ($500 million), vessel purchases ($77 million) and newbuildings ($232 million).

COMMON STOCK PRICE RANGE AND DIVIDENDS

      Our common shares are listed for trading on the New York Stock Exchange under the symbol “TK.”

      The following table sets forth on a per share basis the high and low sales prices for consolidated trading in our common shares on the New York Stock Exchange for the periods indicated.

	Common Share		Cash
	Price		Dividends
			Declared
	High	Low	Per Share

Year ended March 31, 1998	$37.88	$27.88	$0.860
Year ended March 31, 1999	30.75	14.25	0.860
Nine months ended December 31, 1999	18.94	13.75	0.645
Year ended December 31, 2000	50.88	15.31	0.860
Year ended December 31, 2001
First Quarter	45.60	33.25	0.215
Second Quarter	52.61	38.62	0.215
Third Quarter	41.00	29.16	0.215
Fourth Quarter	35.01	25.49	0.215
Year ended December 31, 2002
First Quarter	39.12	32.05	0.215
Second Quarter	40.58	35.05	0.215
Third Quarter, 2002
July 2002	36.50	31.09	0.215
August 2002	36.18	31.50	—
September 2002	31.94	27.90	—
Fourth Quarter, 2002
October 2002	32.78	26.35	0.215
November 2002	38.71	32.80	—
December 2002	44.70	36.70	—
Year ended December 31, 2003
First Quarter, 2003
January 2003	43.16	38.98	0.215
February (through February 11, 2003)	40.50	35.95	—

      Commencing with the fiscal quarter ended September 30, 1995, we have declared and paid quarterly cash dividends in the amount of $0.215 per share on our common stock. Subject to financial results and declaration by our board of directors, we currently intend to continue to declare and pay a regular quarterly dividend in such amount per share on our common stock. Pursuant to our dividend reinvestment program, holders of common stock are permitted to choose, in lieu of receiving cash dividends, to reinvest any dividends in additional shares of common stock at then prevailing market prices, but without brokerage commissions or services charges.

      The timing and amount of dividends, if any, will depend, among other things, on our results of operations, financial condition, cash requirements, restrictions in financing agreements and other factors deemed relevant by our board of directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends on our common stock is dependent on the earnings and cash flow of our subsidiaries. Financing agreements to which certain of our subsidiaries are party restrict these subsidiaries from paying dividends to us. The indentures relating to our 8.32% First Preferred Ship Mortgage Notes due 2008 and our 8.875% Senior Notes due 2011 and agreements governing our credit facilities place limitations on our ability to pay dividends based on our cumulative net income plus certain additional amounts, including the proceeds received by us from any issuance of our capital stock. After giving effect to the anticipated net proceeds to us of this offering, we do not believe that these restrictions will restrict payment of cash dividends on our common stock for the foreseeable future.

ACCOUNTING TREATMENT

      The net proceeds of the offering of the Corporate Units will be allocated between the notes and the purchase contracts in proportion to their respective fair market values at the time of the issuance. The present value of the Corporate Units contract adjustment payments will be initially charged to stockholders’ equity, with an offsetting credit to liabilities. This liability is accreted over three years by interest charges to the income statement based on a constant rate calculation. Subsequent contract adjustment payments reduce this liability.

      The purchase contracts are forward transactions in our common stock. Upon settlement of each purchase contract, we will receive $25 on the purchase contract and will issue the requisite number of shares of our common stock. The $25 that we receive will be credited to stockholders’ equity.

      Before the issuance of our common stock upon settlement of the purchase contracts, the purchase contracts will be reflected in our diluted earnings per share calculations using the treasury stock method. Under this method, the number of shares of our common stock used in calculating diluted earnings per share is deemed to be increased by the excess, if any, of the number of shares that would be issued upon settlement of the purchase contracts (based on the settlement formula applied at the end of the reporting period) over the number of shares that could be purchased by us in the market (at the average market price during the period) using the proceeds receivable upon settlement. Consequently, we anticipate there will be no dilutive effect on our earnings per share except during periods when the average market price of our common stock is above the threshold appreciation price of $44.0000.

DESCRIPTION OF THE PEPS UNITS

      The following is a summary of the terms of the PEPS Units. This summary, together with the summary of some of the provisions of the related documents described below, contains a description of all of the material terms of the PEPS Units but is not necessarily complete. We refer you to the copies of those documents which have been or will be filed and incorporated by reference in the registration statement of which this prospectus supplement and accompanying prospectus form a part. This summary supplements the description of the stock purchase units in the accompanying prospectus, and, to the extent it is inconsistent, replaces the description in the accompanying prospectus. All references in this prospectus supplement to our common stock include, among others, the rights evidenced by such common stock to the extent provided in the Rights Agreement dated as of September 8, 2000, between us and The Bank of New York, as rights agent.

      We will issue the PEPS Units under a purchase contract agreement to be entered into between us and The Bank of New York, which we refer to as the purchase contract agent. PEPS Units may be either Corporate Units or Treasury Units. The PEPS Units will initially consist of 5,000,000 Corporate Units (or 5,750,000 Corporate Units if the underwriters exercise their over-allotment option in full), each with a stated amount of $25.

Corporate Units

      Each Corporate Unit will consist of a unit comprising:

(a)	a purchase contract under which

(1)	the holder will agree to purchase from us, and we will agree to sell to the holder, not later than February 16, 2006 (which we refer to as the purchase contract settlement date), for $25 in cash (which we refer to as the settlement price), a number of newly issued shares of our common stock equal to the settlement rate described below under “Description of the Purchase Contracts— Purchase of Common Stock,” subject to anti-dilution adjustments, and

(2)	subject to our right to defer these payments, we will pay the holder quarterly contract adjustment payments at the rate of 1.25% per year on the stated amount of $25, or $0.3125 per year, and

(b)	a note issued by us having a $25 principal amount.

      The purchase price of each PEPS Unit will be allocated between the related purchase contract and the note in proportion to their respective fair market values at the time of issuance. We expect that, at the time of issuance, the fair market value of each note will be $25 and the fair market value of each purchase contract will be $0.00. This position generally will be binding on each beneficial owner of each PEPS Unit but not on the United States Internal Revenue Service.

      As long as a unit is in the form of a Corporate Unit, your note forming a part of the Corporate Unit will be pledged to us through the collateral agent to secure your obligation to purchase common stock under the related purchase contract.

Creating Treasury Units

      Each holder of Corporate Units will have the right, at any time on or prior to the fifth business day immediately preceding the purchase contract settlement date, to substitute for the related notes held by the collateral agent, zero-coupon Treasury securities that mature on February 15, 2006 (CUSIP No. 912803AJ2), which we refer to as Treasury securities, in a total principal amount at maturity equal to the aggregate principal amount of the notes for which substitution is being made.

      Because Treasury securities are issued in integral multiples of $1,000, holders of Corporate Units may make this substitution only in integral multiples of 40 Corporate Units.

      Each Treasury Unit will consist of a unit with a stated amount of $25 comprising:

(a)	a purchase contract under which

(1)	the holder will agree to purchase from us, and we will agree to sell to the holder, not later than the purchase contract settlement date, for $25 in cash, a number of newly issued shares of our common stock equal to the settlement rate, subject to anti-dilution adjustments, and

(2)	subject to our right to defer these payments, we will pay the holder quarterly contract adjustment payments at the rate of 1.25% per year on the stated amount of $25, or $0.3125 per year and

(b)	a 1/40th, or 2.5%, undivided beneficial interest in a Treasury security with a principal amount of $1,000.

      To create 40 Treasury Units, the Corporate Unit holder will:

•	deposit with the collateral agent a Treasury security that has a principal amount at maturity of $1,000, which must be purchased in the open market at the Corporate Unit holder’s expense unless otherwise owned by the holder, and

•	transfer 40 Corporate Units to the purchase contract agent accompanied by a notice stating that the holder has deposited a Treasury security with the collateral agent and requesting the release to the holder of the 40 notes relating to the 40 Corporate Units.

      Upon the deposit and receipt of an instruction from the purchase contract agent, the collateral agent will release the related notes from the pledge under the pledge agreement, free and clear of our security interest, to the purchase contract agent. The purchase contract agent then will:

•	cancel the 40 Corporate Units,

•	transfer the related 40 notes to the holder, and

•	deliver 40 Treasury Units to the holder.

      The Treasury security will be substituted for the notes and will be pledged to us through the collateral agent to secure the holder’s obligation to purchase common stock under the related 40 purchase contracts. The related notes released to the holder thereafter will trade separately from the resulting Treasury Units.

Recreating Corporate Units

      Each holder of Treasury Units will have the right at any time on or prior to the fifth business day immediately preceding the purchase contract settlement date, to substitute for the related Treasury securities held by the collateral agent, notes having a principal amount equal to the aggregate principal amount at stated maturity of the Treasury securities for which substitution is being made.

      Because Treasury securities are issued in integral multiples of $1,000, holders of Treasury Units may make these substitutions only in integral multiples of 40 Treasury Units.

      This substitution will recreate Corporate Units, and the applicable Treasury securities will be released to the holder and be separately tradable from the Corporate Units.

      To recreate 40 Corporate Units from 40 Treasury Units, the Treasury Unit holder will:

•	deposit with the collateral agent 40 of our notes, which must be purchased in the open market at the holder’s expense unless otherwise owned by the holder, and

•	transfer 40 Treasury Units to the purchase contract agent accompanied by a notice stating that the Treasury Unit holder has deposited 40 notes with the collateral agent and requesting the release to the holder of the Treasury security relating to the Treasury Units.

      Upon the deposit and receipt of an instruction from the purchase contract agent, the collateral agent will release the related Treasury security from the pledge under the pledge agreement, free and clear of our security interest, to the purchase contract agent. The purchase contract agent will then

•	cancel the 40 Treasury Units,

•	transfer the related Treasury security to the holder, and

•	deliver 40 Corporate Units to the holder.

      The substituted notes will be pledged to us through the collateral agent to secure the Corporate Unit holder’s obligation to purchase common stock under the related purchase contracts.

      Holders that elect to substitute pledged securities, thereby creating Treasury Units or recreating Corporate Units, will be responsible for any fees or expenses payable in connection with the substitution.

Current Payments

      Subject to our right to defer interest payments on the notes until February 16, 2006, holders of Corporate Units will be entitled to receive quarterly cash distributions consisting of interest payments calculated at the rate of 6.00% per year on the note. Subject to our right to defer contract adjustment payments until the purchase contract settlement date, holders of the Corporate Units will also be entitled to receive quarterly cash distributions consisting of contract adjustment payments payable by us at the rate of 1.25% per year on the stated amount of $25 per Corporate Unit until the earliest of the purchase contract settlement date, the early settlement date (in the case of a cash merger early settlement, as described under “Description of the Purchase Contracts— Early Settlement Upon Cash Merger”) and the most recent quarterly payment date on or before any other early settlement of the related purchase contracts (in the case of an early settlement other than upon a cash merger, as described in “Description of the Purchase Contracts— Early Settlement”).

      Subject to our right to defer contract adjustment payments until the date on which the purchase contracts are settled, holders of Treasury Units will be entitled to receive quarterly contract adjustment payments payable by us at the rate of 1.25% per year on the stated amount of $25 per Treasury Unit until the earliest of the purchase contract settlement date, the early settlement date (in the case of a cash merger early settlement) and the most recent quarterly payment date on or before any other early settlement of the related purchase contracts (in the case of an early settlement other than upon a cash merger). There will be no distributions in respect of the Treasury securities that are a component of the Treasury Units but, subject to our right to defer interest payments on the notes until February 16, 2006, holders of the Treasury Units will continue to receive the scheduled quarterly interest payments on the notes that were released to them when the Treasury Units were created for as long as they hold the notes.

Ranking

      The notes will be our general, unsecured obligations and initially will be subordinate in right of payment to all of our existing and future senior debt. However, on and after February 16, 2006, except in the event of our earlier bankruptcy, insolvency or reorganization, the subordination provisions of the notes and the related indenture will no longer be applicable and the notes will be our senior, unsecured obligations ranking equally in right of payment with all our existing and future unsubordinated debt. Our obligations with respect to the contract adjustment payments will also be subordinate in right of payment to our senior debt. “Senior debt” with respect to payments on the notes (so long as the notes remain subordinated obligations) and with respect to the contract adjustment payments means the principal of, premium, if any, and interest on debt, whether incurred on, prior to, or after the date of the indenture relating to the notes or of the purchase contract agreement, as the case may be, unless the instrument creating or evidencing that debt or pursuant to which that debt is outstanding states that those obligations are not superior in right of payment to the notes, while they are subordinated, or the purchase contracts or to other debt which ranks equally with, or junior to, the notes, while they are subordinated, or the purchase contracts. However, senior debt shall not include any debt of Teekay that is expressly subordinated in right of payment to any senior debt, any debt that by operation of law is subordinate to Teekay’s general unsecured obligations, any debt which when incurred and without regard to any election under Section 1111(b) of the U.S. Bankruptcy Code was without recourse to Teekay, any debt of Teekay to any of its subsidiaries or affiliates (or their subsidiaries), any debt of Teekay to any employee of Teekay, amounts owed by Teekay for compensation to employees or for services rendered to Teekay, any redeemable capital stock of Teekay, amounts owing under leases, any liability for taxes, or any debt for goods, materials or services purchased in the ordinary course of business or debt consisting of trade account payables or other current liabilities (other than the current portion of long-term debt which would otherwise constitute senior debt). The indenture under which the notes will be issued will not limit our ability to issue or incur other debt or issue preferred stock. See “Description of Debt Securities” in the accompanying prospectus.

Voting and Certain Other Rights

      Holders of purchase contracts forming part of the Corporate Units or Treasury Units, in their capacities as such holders, will have no voting or other rights in respect of the common stock.

Listing of the Securities

      The Corporate Units have been approved for listing on the New York Stock Exchange, subject to official notice of issuance. Unless and until substitution has been made as described in “— Creating Treasury Units” or “— Recreating Corporate Units,” the notes will trade as a unit with the purchase contract components of the Corporate Units. If the Treasury Units or the notes are separately traded to a sufficient extent that applicable exchange listing requirements are met, we will try to list the Treasury Units or the notes on the same exchange as the Corporate Units are then listed, if any, including, if applicable, the New York Stock Exchange.

Miscellaneous

      We or our affiliates may from time to time purchase any of the securities offered by this prospectus supplement which are then outstanding by tender, in the open market or by private agreement.

DESCRIPTION OF THE PURCHASE CONTRACTS

      This section summarizes some of the terms of the purchase contract agreement, purchase contracts, pledge agreement, remarketing agreement and indenture for the notes. The summary should be read together with the purchase contract agreement, pledge agreement, remarketing agreement and indenture for the notes, forms of which have been or will be filed and incorporated by reference as exhibits to the registration statement of which this prospectus supplement and the accompanying prospectus form a part.

Purchase of Common Stock

      Each purchase contract underlying a Corporate Unit or Treasury Unit will obligate the holder of the purchase contract to purchase, and us to sell, on the purchase contract settlement date, for an amount in cash equal to the stated amount of the Corporate Unit or Treasury Unit, a number of newly issued shares of our common stock equal to the “settlement rate.” The settlement rate will be calculated, subject to adjustment under the circumstances described in “— Anti-Dilution Adjustments,” as follows:

•	If the applicable market value of our common stock is equal to or greater than the threshold appreciation price of $44.0000, the settlement rate will be 0.5682 shares of our common stock, which is equal to the stated amount of $25 divided by the threshold appreciation price.

Accordingly, if the market value for the common stock increases between the date of this prospectus supplement and the period during which the applicable market value is measured and the applicable market value is greater than the threshold appreciation price, the aggregate market value of the shares of common stock issued upon settlement of each purchase contract will be higher than the stated amount, assuming that the market price of the common stock on the purchase contract settlement date is the same as the applicable market value of the common stock. If the applicable market value is the same as the threshold appreciation price, the aggregate market value of the shares issued upon settlement will be equal to the stated amount, assuming that the market price of the common stock on the purchase contract settlement date is the same as the applicable market value of the common stock.

•	If the applicable market value of our common stock is less than the threshold appreciation price but greater than the reference price of $36.0200, the settlement rate will be a number of shares of our common stock equal to the stated amount of $25 divided by the applicable market value.

Accordingly, if the market value for the common stock increases between the date of this prospectus supplement and the period during which the applicable market value is measured, but the applicable market value is less than the threshold appreciation price, the aggregate market value of the shares of common stock issued upon settlement of each purchase contract will be equal to the stated amount, assuming that the market price of the common stock on the purchase contract settlement date is the same as the applicable market value of the common stock.

•	If the applicable market value of our common stock is less than or equal to the reference price, the settlement rate will be 0.6941 shares of our common stock, which is equal to the stated amount of $25 divided by the reference price.

Accordingly, if the market value for the common stock decreases between the date of this prospectus supplement and the period during which the applicable market value is measured and the applicable market value is less than the reference price, the aggregate market value of the shares of common stock issued upon settlement of each purchase contract will be less than the stated amount, assuming that the market price on the purchase contract settlement date is the same as the applicable market value of the common stock. If the applicable market value is the same as the reference price, the aggregate market value of the shares will be equal to the stated amount, assuming that the market price of the common stock on the purchase contract settlement date is the same as the applicable market value of the common stock.

      “Applicable market value” means the average of the closing price per share of our common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding the purchase contract settlement date. The reference price is the reported last sale price of our common stock on the New York Stock Exchange on the date of this prospectus supplement. The threshold appreciation price represents approximately a 22.15% appreciation over the reference price.

      “Closing price” of the common stock on any date of determination means the closing sale price (or, if no closing price is reported, the last reported sale price) of the common stock on the New York Stock Exchange on that date or, if the common stock is not listed for trading on the New York Stock Exchange on any such date, as reported in the composite transactions for the principal United States securities exchange on which the common stock is so listed. If the common stock is not so listed on a United States national or regional securities exchange, the closing price means the last closing sale price of the common stock as reported by the Nasdaq National Market, or, if the common stock is not so reported, the last quoted bid price for the common stock in the over-the-counter market as reported by the National Quotation Bureau or similar organization. If the bid price is not available, the closing price means the market value of the common stock on the date of determination as determined by a nationally recognized independent investment banking firm retained by us for this purpose.

      A “trading day” means a day on which the common stock

•	is not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business, and

•	has traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of the common stock.

      We will not issue any fractional shares of common stock pursuant to the purchase contracts. In lieu of fractional shares otherwise issuable (calculated on an aggregate basis) in respect of purchase contracts being settled by a holder of Corporate Units or Treasury Units, the holder will be entitled to receive an amount of cash equal to the fraction of a share times the applicable market value.

      On the business day immediately preceding February 16, 2006, unless:

•	a holder of Corporate Units or Treasury Units has settled the related purchase contracts prior to February 16, 2006 through the early delivery of cash to the purchase contract agent in the manner described under “— Early Settlement,” or “— Early Settlement Upon Cash Merger,”

•	a holder of Corporate Units has settled the related purchase contracts with separate cash on the fourth business day immediately preceding February 16, 2006 pursuant to prior notice given in the manner described under “—Notice to Settle with Cash,” or

•	an event described under “—Termination” has occurred,

then,

•	in the case of Corporate Units where the remarketing of the notes has been successful, the portion of the proceeds from the remarketing equal to the principal amount of the notes remarketed will automatically be applied to satisfy in full the holders’ obligations to purchase shares of our common stock under the related purchase contracts,

•	in the case of Corporate Units where the remarketing of the notes has not been successful, (1) if holders of Corporate Units exercise their put right with respect to the related notes, $25 of the put price per Corporate Unit received by the collateral agent or (2) if such holders elect not to exercise their put right, the cash delivered by such holders in settlement of the related purchase contracts, in each case will automatically be applied to satisfy in full the holders’ obligation to purchase common stock under the related purchase contracts, and

•	in the case of Treasury Units, the principal amount of the related Treasury securities, when paid at maturity, will automatically be applied to satisfy in full the holders’ obligations to purchase common stock under the related purchase contracts.

      In connection with settlement of any purchase contract included in a Corporate Unit following a successful remarketing or included in a Treasury Unit,

•	the amount of any unpaid deferred contract adjustment payments shall be deducted from the proceeds to be applied to payment of the purchase price under such purchase contract, and shall be paid to the holder of such Corporate or Treasury Unit, and

•	such holder’s obligation under the purchase contract to pay the purchase price for the shares of common stock shall be deemed satisfied in full.

      The common stock will then be issued and delivered to the holder or the holder’s designee, upon presentation and surrender of the certificate evidencing the Corporate Units or Treasury Units and payment by the holder of any transfer or similar taxes payable in connection with the issuance of the common stock to any person other than the holder.

      Each holder of Corporate Units or Treasury Units, by acceptance of these securities, will be deemed to have:

•	irrevocably agreed to be bound by the terms and provisions of the related purchase contracts and the pledge agreement and to have agreed to perform its obligations thereunder for so long as the holder remains a holder of the Corporate Units or Treasury Units, and

•	duly appointed the purchase contract agent as the holder’s attorney-in-fact to enter into and perform the related purchase contracts and pledge agreement on behalf of and in the name of the holder.

      In addition, each beneficial owner of Corporate Units or Treasury Units, by acceptance of the beneficial interest therein, will be deemed to have agreed to treat:

•	itself as the owner of the notes or the Treasury securities, as the case may be, and

•	the notes as indebtedness for all United States federal income tax purposes.

Remarketing

General

      Pursuant to the remarketing agreement that we will enter into with the purchase contract agent and the remarketing agent, and subject to the terms of the remarketing agreement among the remarketing agent, the purchase contract agent and us, the remarketing agent will use its reasonable efforts to remarket the notes held by Corporate Unit holders as a part of Corporate Units on the third business day immediately preceding the purchase contract settlement date, which we refer to as the remarketing date, at a price of approximately 100.25% of the principal amount of the notes remarketed. To obtain that price, the remarketing agent may increase or decrease the interest rate on the notes, provided that the reset rate will not exceed the maximum rate permitted by applicable law. We currently expect the remarketing agent to be Morgan Stanley & Co. Incorporated.

      If the remarketing of the notes is successful, a portion of the proceeds from this remarketing equal to the aggregate principal amount of the notes included in the Corporate Units at the time of remarketing will automatically be applied to satisfy in full the Corporate Unit holders’ obligations to purchase common stock under the related purchase contracts on the purchase contract settlement date. The remarketing agent will deduct, as a remarketing fee, an amount not exceeding 25 basis points (0.25%) of the aggregate principal amount of the remarketed notes from any proceeds from the remarketing in excess of the aggregate principal amount of the notes remarketed. Any remaining portion of the proceeds will be for the benefit of the holders of the notes included in the remarketing. Remarketing will be considered successful if the resulting proceeds (net of any fees and commissions, if any) are at least 100% of the aggregate principal amount of the notes.

      We will cause a notice of failed remarketing to be published on the business day immediately following the remarketing date in a daily newspaper in the English language of general circulation in The City of New York, which is expected to be The Wall Street Journal, and on Bloomberg news. In addition, we will request, not later than seven nor more than 15 calendar days prior to the remarketing date, that the depositary notify its participants holding notes, Corporate Units and Treasury Units of the remarketing, including, in the case of a failed remarketing, the procedures that must be followed if a noteholder wishes to exercise its right to put its note to us as described in this prospectus supplement. If required, we will use our best efforts to ensure that a registration statement with regard to the full amount of the notes to be remarketed will be effective in a form that will enable the remarketing agent to rely on it in connection with the remarketing process.

     Put Right

      If the notes underlying the Corporate Units have not been successfully remarketed prior to the purchase contract settlement date, the holders of notes will have the right to put such notes to us on the purchase contract settlement date, at a price equal to $25 for each note, plus accrued and unpaid interest. The put right of holders of notes that are part of Corporate Units will be automatically exercised unless such holders (1) prior to 11:00 a.m., New York City time, on the second business day immediately preceding the purchase contract settlement date, provide written notice of their intention to settle the related purchase contract with separate cash, and (2) on or prior to the business day immediately preceding the purchase contract settlement date, deliver to the collateral agent $25 in cash per purchase contract. Unless a Corporate Unit holder has settled the related purchase contract with separate cash on or prior to the purchase contract settlement date, $25 of the put price will be delivered to the collateral agent who will apply such amount in satisfaction of such holder’s obligations under the related purchase contract on the purchase contract settlement date. Any remaining amount of the put price following satisfaction of the purchase contract will be paid to such Corporate Unit holder. If we fail to deliver the put price to the collateral agent, we will be deemed to have netted our obligation to pay the put price against the holders’ obligation to pay the purchase price under the related purchase contract on the purchase contract settlement date.

      You may elect not to participate in the remarketing and to retain the notes underlying your Corporate Units by (1) creating Treasury Units at any time on or prior to the second business day prior to the remarketing date or (2) notifying the purchase contract agent of your intention to pay cash to satisfy your obligation under the related purchase contracts on or prior to the fifth business day before the purchase contract settlement date and delivering the cash payment required under the purchase contracts to the collateral agent on or prior to the fourth business day before the purchase contract settlement date.

Early Settlement

      Subject to the conditions described below, a holder of Corporate Units or Treasury Units may settle the related purchase contracts in cash at any time on or prior to 5:00 p.m., New York City time, on the fifth business day immediately preceding the purchase contract settlement date by presenting and surrendering the related Corporate Unit or Treasury Unit certificates, if they are in certificated form, at the offices of the purchase contract agent with the form of “Election to Settle Early” on the reverse side of such certificate completed and executed as indicated, accompanied by payment to us in immediately available funds of an amount equal to

•	the stated amount of $25 times the number of purchase contracts being settled, plus

•	if the delivery is made with respect to any purchase contract during the period from the close of business on any record date next preceding any payment date to the opening of business on such payment date, an amount equal to the contract adjustment payments payable on the payment date with respect to the purchase contract.

      So long as the PEPS Units are evidenced by one or more global security certificates deposited with the depositary, procedures for early settlement will also be governed by standing arrangements between the depositary and the purchase contract agent. The early settlement right is also subject to the condition that, if required under the U.S. federal securities laws, we have a registration statement under the U.S. Securities Act of 1933 in effect covering the shares of common stock and other securities, if any, deliverable upon settlement of a purchase contract. We have agreed that, if required under the U.S. federal securities laws, we will use our best efforts to (1) have a registration statement in effect covering those shares of common stock and other securities to be delivered in respect of the purchase contracts being settled and (2) provide a prospectus in connection therewith, in each case in a form that may be used in connection with the early settlement right.

      Upon early settlement of the purchase contracts related to any Corporate Units or Treasury Units:

•	except as described below in “— Early Settlement Upon Cash Merger” the holder will receive newly issued shares of common stock per Corporate Unit or Treasury Unit, subject to adjustment under the circumstances described under “— Anti-Dilution Adjustments,” accompanied by an appropriate prospectus if required by law,

•	the note or the Treasury security, as the case may be, related to the Corporate Units or Treasury Units will be transferred to the holder free and clear of our security interest,

•	the holder will receive any unpaid deferred contract adjustment payments,

•	the holder’s right to receive future contract adjustment payments will terminate, and

•	no adjustment will be made to or for the holder on account of any contract adjustment payments referred to in the preceding bullet.

      If the purchase contract agent receives Corporate Unit certificates or Treasury Unit certificates (if they are in certificated form) accompanied by the completed “Election to Settle Early” and required immediately available funds, from a holder of Corporate Units or Treasury Units by 5:00 p.m., New York City time, on a business day and all conditions to early settlement have been satisfied, that day will be considered the settlement date. If the purchase contract agent receives the above after 5:00 p.m., New York City time, on a business day or at any time on a day that is not a business day, the next business day will be considered the settlement date.

      Upon early settlement of purchase contracts in the manner described above, presentation and surrender of the certificate evidencing the related Corporate Units or Treasury Units (if they are in certificated form) and payment of any transfer or similar taxes payable by the holder in connection with the issuance of the related common stock to any person other than the holder of the Corporate Units or Treasury Units, we will cause the shares of common stock being purchased to be issued, and the related notes or the Treasury securities, as the case may be, securing the purchase contracts to be released from the pledge under the pledge agreement described in “— Pledged Securities and Pledge Agreement” and transferred, within three business days following the settlement date, to the purchasing holder or the holder’s designee.

Notice to Settle with Cash

      A holder of Corporate Units may settle the related purchase contracts with separate cash. A holder of Corporate Units wishing to settle the related purchase contracts with separate cash must notify the purchase contract agent by presenting and surrendering the Corporate Unit certificates evidencing the Corporate Units at the offices of the purchase contract agent with the form of “Notice to Settle by Cash” on the reverse side of the certificates completed and executed as indicated on or prior to 5:00 p.m., New York City time, on the fifth business day immediately preceding the purchase contract settlement date and delivering the required cash payment to the collateral agent on or prior to 5:00 p.m., New York City time, on the fourth business day immediately preceding the purchase contract settlement date.

      If a holder that has given notice of its intention to settle the related purchase contracts with separate cash fails to deliver the cash to the collateral agent on the fourth business day immediately preceding the purchase contract settlement date, such holder’s notes will be included in the remarketing of notes occurring on the third business day immediately preceding the purchase contract settlement date.

Early Settlement Upon Cash Merger

      Prior to the purchase contract settlement date, if we are involved in a merger in which at least 30% of the consideration for our common stock consists of cash or cash equivalents, which we refer to as a cash merger, then following the cash merger, each holder of a purchase contract will have the right to accelerate and settle such contract early at the settlement rate in effect immediately prior to the closing of the cash merger, provided that at such time, if so required under the U.S. federal securities laws, there is in effect a registration statement covering the common stock and other securities, if any, to be delivered in respect of the purchase contracts being settled. We refer to this right as the “merger early settlement right.”

      We will provide each of the holders with a notice of the completion of a cash merger within five business days thereof. The notice will specify a date, which shall be at least five days after the date of the notice, but no later than the earlier of 20 days after the date of such notice and five business days prior to the purchase contract settlement date by which each holder’s merger early settlement right must be exercised. The notice will set forth, among other things, the applicable settlement rate and the amount of the cash, securities and other consideration receivable by the holder upon settlement. To exercise the merger early settlement right, you must deliver to the purchase contract agent, three business days before the early settlement date, the certificate evidencing your Corporate Units or Treasury Units if they are held in certificated form, and payment of the applicable purchase price in immediately available funds.

      If you exercise the merger early settlement right, we will deliver to you on the early settlement date the kind and amount of securities, cash or other property that you would have been entitled to receive if you had settled the purchase contract immediately before the cash merger at the settlement rate in effect at such time plus accrued and unpaid contract adjustment payments, including any unpaid deferred contract adjustment payments, with respect to such purchase contract. You will also receive the notes or Treasury securities underlying the Corporate Units or Treasury Units, as the case may be. If you do not elect to exercise your merger early settlement right, your Corporate Units or Treasury Units will remain outstanding and subject to normal settlement on the purchase contract settlement date, subject to adjustment as provided under “—Anti-Dilution Adjustments.” We have agreed that, if required under the U.S. federal securities laws, we will use our best efforts to (1) have in effect a registration statement covering the common stock and other securities, if any, to be delivered in respect of the purchase contracts being settled and (2) provide a prospectus in connection therewith, in each case in a form that may be used in connection with the early settlement upon a cash merger.

Contract Adjustment Payments

      Contract adjustment payments in respect of Corporate Units and Treasury Units will be fixed at a rate per year of 1.25% of the stated amount of $25 per purchase contract. Contract adjustment payments payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. Contract adjustment payments will accrue from the date of issuance of the purchase contracts and will be payable quarterly in arrears on February 16, May 16, August 16 and November 16 of each year, commencing May 16, 2003. We have the right to defer the payment of these contract adjustment payments as described below under “— Option to Defer Contract Adjustment Payments.”

      Contract adjustment payments will be payable to the holders of purchase contracts as they appear on the books and records of the purchase contract agent at the close of business on the relevant record dates, which will be on the first day of the month in which the relevant payment date falls. These distributions will be paid through the purchase contract agent, who will hold amounts received in respect of the contract adjustment payments for the benefit of the holders of the purchase contracts relating to the Corporate Units. Subject to any applicable laws and regulations, each such payment will be made as described under “— Book-Entry System.”

      If any date on which contract adjustment payments are to be made on the purchase contracts related to the Corporate Units or Treasury Units is not a business day, then payment of the contract adjustment payments payable on that date will be made on the next succeeding day which is a business day, and no interest or payment will be paid in respect of the delay. However, if that business day is in the next succeeding calendar year, that payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on that payment date. A business day means any day other than a Saturday, Sunday or any other day on which banking institutions and trust companies in the City of New York are permitted or required by any applicable law to close or a day when the collateral agent or trustee are closed.

      Our obligations with respect to contract adjustment payments will be subordinated and junior in right of payment to our obligations under any of our senior debt.

Option to Defer Contract Adjustment Payments

      We may, at our option and upon prior written notice to the holders of PEPS Units and the purchase contract agent, defer contract adjustment payments on each related purchase contract forming a part of a PEPS Unit until no later than the purchase contract settlement date or, if applicable, the date of any earlier settlement of the purchase contract. However, deferred contract adjustment payments will bear additional contract adjustment payments at the rate of 7.25% per year (compounding on each succeeding payment date) until paid. If the purchase contracts are terminated (upon the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to us), the right to receive any deferred contract adjustment payments, any accrued and unpaid contract adjustment payments and all future contract adjustment payments will also terminate.

      In the event that we elect to defer contract adjustment payments on the purchase contracts, each holder of PEPS Units will receive, on the earlier of the purchase contract settlement date and the date of any earlier settlement of the purchase contract, the aggregate amount of unpaid deferred contract adjustment payments on the related purchase contract in cash to the extent such amounts are not deducted from the cash settlement payment made to us. In the event we exercise our option to defer contract adjustment payments, then until the deferred contract adjustment payments have been paid, we will not, and will not permit our subsidiaries to, declare or pay dividends on, make other distributions with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to, any of our capital shares or their shares; provided that the foregoing will not restrict any of our subsidiaries from declaring or paying such dividends, or making such distributions, to us or any of our other subsidiaries.

Additional Amounts

      All payments made by us under or with respect to the PEPS Units (including interest payments payable on the notes and contract adjustment payments on the purchase contracts that form such PEPS Units) will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (hereinafter “Taxes”) imposed or levied by or on behalf of the Republic of the Marshall Islands or any jurisdiction from or through which payment on the PEPS Units is made, or any political subdivision thereof, or by any authority or agency therein or thereof having power to tax (a “taxing jurisdiction”), unless we are required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount of interest for or on account of Taxes from any payment made under or with respect to the PEPS Units, we will pay such additional amounts of interest (“additional amounts”) as may be necessary so that the net amount received by each holder (including additional amounts) after such withholding or deduction will not be less than the amount the holder would have received if such Taxes had not been withheld or deducted; provided that we will not pay additional amounts in connection with any Taxes that are imposed due to any of the following (“excluded additional amounts”):

(1)	the holder or beneficial owner has some connection with the taxing jurisdiction other than merely holding the PEPS Units or receiving payments on the PEPS Units (such as citizenship, nationality, residence, domicile, or existence of a business, a permanent establishment, a dependent agent, a place of business or a place of management present or deemed present within the taxing jurisdiction);

(2)	any Tax imposed on or measured by net income;

(3)	the holder or beneficial owner fails to comply with any certification, identification or other reporting requirements concerning its nationality, residence, identity or connection with the taxing jurisdiction, if (A) such compliance is required by applicable law, regulation, administrative practice or treaty as a precondition to exemption from all or a part of the Tax, (B) the holder or beneficial owner is able to comply with such requirements without undue hardship and (C) at least 30 calendar days prior to the first payment date with respect to which such requirements under the applicable law, regulation, administrative practice of treaty shall apply, we have notified such holder that such holder will be required to comply with such requirements;

(4)	the holder fails to present (where presentation is required) its PEPS Unit within 30 calendar days after we have made available to the holder a payment, provided that we will pay additional amounts which a holder would have been entitled to had the PEPS Unit owned by such holder been present on any day (including the last day) within such 30-day period;

(5)	any estate, inheritance, gift, value added, use or sales Taxes or any similar Taxes;

(6)	where any additional amounts are imposed on a payment on the PEPS Units to an individual and are required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(7)	where the holder or beneficial owner could avoid any additional amounts by requesting that a payment on the PEPS Units be made by, or presenting the relevant PEPS Units for payment to, another paying agent located in a Member State of the European Union.

      We will also (1) make such withholding or deduction and (2) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. We will furnish to the holders of the PEPS Units, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by us.

      We will indemnify and hold harmless each holder for the amount (other than excluded additional amounts) of (1) any Taxes not withheld or deducted by us and levied or imposed by a taxing jurisdiction and paid by such holder as a result of payments made under or with respect to the PEPS Units, (2) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (3) any Taxes imposed by a taxing jurisdiction with respect to any reimbursement under clause (1) or (2) of this paragraph.

      At least 30 days prior to each date on which any payment under or with respect to the PEPS Units is due and payable, if we are aware that we are obligated to pay additional amounts with respect to such payment, we will deliver to the trustee and the purchase contract agent an officers’ certificate stating the fact that such additional amounts will be payable, the amounts so payable and such other information necessary to enable the trustee or the purchase contract agent to pay such additional amounts to holders on the payment date. Whenever in the indenture or the purchase contract agreement there is mentioned, in any context, the payment of any amount payable under or with respect to any PEPS Unit (or component thereof), such mention shall be deemed to include mention of the payment of additional amounts provided for in this section to the extent that, in such context, additional amounts are, were or would be payable in respect thereof.

      We will pay any stamp, administrative, court, documentary, excise or property taxes arising in a taxing jurisdiction in connection with the additional amounts and will indemnify the holders of the PEPS for any such taxes paid by the holders of the PEPS Units.

Anti-Dilution Adjustments

      The formula for determining the settlement rate will be subject to adjustment, without duplication, upon the occurrence of certain events, including:

(a)	the payment of dividends and distributions of shares of common stock on the outstanding shares of common stock;

(b)	the issuance to all holders of outstanding shares of common stock of rights, warrants or options (other than pursuant to any dividend reinvestment or share purchase plans or our rights agreement) entitling them, for a period of up to 45 days, to subscribe for or purchase shares of common stock at less than the current market price thereof;

(c)	subdivisions, splits and combinations of shares of common stock;

(d)	distributions to all holders of outstanding shares of common stock of evidences of our indebtedness, shares of capital stock, securities, cash or property (excluding any dividend or distribution covered by clause (a) or (b) above and any dividend or distribution paid exclusively in cash);

(e)	distributions consisting exclusively of cash to all holders of outstanding shares of common stock in an aggregate amount that, together with (1) other all-cash distributions made within the preceding 12 months and (2) any cash and the fair market value, as of the expiration of the tender or exchange offer referred to below, of consideration payable in respect of any tender or exchange offer (other than consideration payable in respect of any odd-lot tender offer) by us or any of our subsidiaries for shares of common stock concluded within the preceding 12 months, exceeds the product of $1.00 (appropriately adjusted from time to time for any stock dividends on or subdivisions or combinations of our common stock) multiplied by the number of shares of common stock outstanding on the record date for such distribution; and

(f)	the successful completion of a tender or exchange offer made by us or any of our subsidiaries for shares of common stock which involves an aggregate consideration that, together with (1) any cash and the fair market value of other consideration payable in respect of any tender or exchange offer (other than consideration payable in respect of any odd-lot tender offer) by us or any of our subsidiaries for the common stock concluded within the preceding 12 months and (2) the aggregate amount of any all-cash distributions to all holders of shares of common stock within the preceding 12 months, exceeds the product of $1.00 (appropriately adjusted from time to time for any stock dividends on or subdivisions or combinations of our common stock) multiplied by the number of shares of common stock outstanding on the expiration of the tender or exchange offer.

      If the rights provided for in our rights agreement dated as of September 8, 2000 have separated from our common stock in accordance with the provisions of the rights agreement so that the holders of the purchase contracts would not be entitled to receive any rights in respect of the common stock issuable on the purchase contract settlement date, the settlement rate will be adjusted as if we distributed to all holders of our common stock, evidences of indebtedness, shares of capital stock, securities, cash or property as described under clause (d) above, subject to readjustment in the event of the expiration, termination or redemption of the rights. In lieu of any such adjustment, we may amend our rights agreement to provide that on the purchase contract settlement date the holders will receive, in addition to the common stock issuable on such date, the rights which would have attached to such shares of common stock if the rights had not become separated from the common stock under our rights agreement. To the extent that we adopt any future rights plan, on the purchase contract settlement date you will receive, in addition to the common stock, the rights under the future rights plan whether or not the rights have separated from the common stock on the purchase contract settlement date and no adjustment to the settlement rate shall be made in accordance with clause (d) above.

      The “current market price” per share of common stock on any day means the average of the daily closing prices for the five consecutive trading days ending on the earlier of the day in question and the day before the “ex date” with respect to the issuance or distribution requiring the computation. For purposes of this paragraph, the term “ex date,” when used with respect to any issuance or distribution, will mean the first date on which the common stock trades regular way on the applicable exchange or in the applicable market without the right to receive the issuance or distribution.

      In the case of certain reclassifications, consolidations, mergers, or conversions that cause our common stock to be converted into the right to receive other securities, cash or property, each purchase contract then outstanding would, without the consent of the holders of the related Corporate Units or Treasury Units, as the case may be, become a contract to purchase such other securities, cash and property instead of our common stock. Upon the purchase contract settlement date following the occurrence of any such transaction, a holder will receive the kind and amount of securities, cash or other property that the holder would have been entitled to receive if the purchase contract had been settled immediately before the transaction at the settlement rate in effect at that time.

      As discussed more fully in “Tax Consequences— Material United States Federal Income Tax Consequences— Purchase Contracts— Adjustments to Settlement Rate,” if at any time we make a distribution of property (e.g., cash, evidences of indebtedness or other property, but generally not shares of our capital stock or rights to subscribe for our capital stock) to our shareholders that is taxable to the shareholders as a dividend for United States federal income tax purposes and, pursuant to the settlement rate adjustment provisions of the purchase contract agreement, the settlement rate is increased, such increase may give rise to a taxable dividend to a United States holder of PEPS Units even though such United States holder would not receive any cash related thereto.

      In addition, we may make increases in the settlement rate as our board of directors deems advisable to avoid or diminish any United States federal income tax to holders of our common stock resulting from any dividend or distribution of capital stock (or rights to acquire capital stock) or from any event treated as such for United States federal income tax purposes or for any other reasons.

      Adjustments to the settlement rate will be calculated to the nearest 1/10,000th of a share. No adjustment in the settlement rate will be required unless the adjustment would require an increase or decrease of at least one percent in the settlement rate. However, any adjustments which are not required to be made because they would have required an increase or decrease of less than one percent will be carried forward and taken into account in any subsequent adjustment.

      We will be required, within ten business days following the adjustment to the settlement rate, to provide written notice to the purchase contract agent of the occurrence of the adjustment and a statement in reasonable detail setting forth the method by which the adjustment to the settlement rate was determined and setting forth the revised settlement rate.

      Each adjustment to the settlement rate will result in a corresponding adjustment to the number of shares of common stock issuable upon early settlement of a purchase contract. Each adjustment to the settlement rate will also result in an adjustment to the applicable market value for purposes of determining the settlement ratio on the settlement date.

Termination

      The purchase contracts, and our rights and obligations and the rights and obligations of the holders of the Corporate Units and Treasury Units under the purchase contracts, including the right and obligation to purchase shares of common stock and the right to receive accrued contract adjustment payments, including any deferred contract adjustment payments, will immediately and automatically terminate, without any further action, upon the termination of the purchase contracts as a result of our bankruptcy, insolvency or reorganization.

      Upon any termination, the collateral agent will release the related notes or the Treasury securities, as the case may be, held by it to the purchase contract agent for distribution to the holders, subject, in the case of the Treasury securities, to the purchase contract agent’s disposition of the subject securities for cash, and the payment of this cash to the holders, to the extent that the holders would otherwise have been entitled to receive less than $1,000 principal amount or interest, as the case may be, at maturity of any such security. Upon any termination, however, the release and distribution may be subject to the automatic stay under Section 362 of the U.S. Bankruptcy Code or other applicable bankruptcy laws and claims arising out of the notes, like all other claims in bankruptcy proceedings, will be subject to the equitable jurisdiction and powers of the bankruptcy court. In the event that we become the subject of a case under the applicable bankruptcy law, the delay may occur as a result of an automatic stay under such law and continue until the automatic stay has been lifted. If the holder’s purchase contract is terminated as a result of our bankruptcy, insolvency or reorganization, such holder will have no right to receive any accrued contract adjustment payments.

Pledged Securities and Pledge Agreement

      Pledged securities will be pledged to us through the collateral agent, for our benefit, pursuant to the pledge agreement to secure the obligations of holders of Corporate Units and Treasury Units to purchase shares of common stock under the related purchase contracts. The rights of holders of Corporate Units and Treasury Units to the related pledged securities will be subject to our security interest created by the pledge agreement.

      No holder of Corporate Units or Treasury Units will be permitted to withdraw the pledged securities related to the Corporate Units or Treasury Units from the pledge arrangement except:

•	to substitute Treasury securities for the notes, as provided for under “Description of the PEPS Units— Creating Treasury Units,”

•	to substitute notes for the Treasury securities, as provided for under “Description of the PEPS Units— Recreating Corporate Units,” or

•	upon the termination or early settlement of the related purchase contracts.

      Subject to the security interest and the terms of the purchase contract agreement and the pledge agreement, each holder of Corporate Units will be entitled through the purchase contract agent and the collateral agent to all of the proportional rights of a holder of notes, including voting and redemption rights. Each holder of Treasury Units will retain beneficial ownership of the related Treasury securities pledged in respect of the related purchase contracts. We will have no interest in the pledged securities other than our security interest.

      Except as described in “Certain Provisions of the Purchase Contracts, Purchase Contract Agreement and the Pledge Agreement— General,” the collateral agent will, upon receipt, if any, of payments on the pledged securities, distribute the payments to the purchase contract agent, which will in turn distribute those payments, together with contract adjustment payments received from us, to the persons in whose names the related Corporate Units or Treasury Units are registered at the close of business on the record date immediately preceding the date of payment.

Book-Entry System

      The Depository Trust Company, which we refer to along with its successors in this capacity as the depositary, will act as securities depositary for the Corporate Units and Treasury Units. The Corporate Units and Treasury Units will be issued only as fully registered securities registered in the name of Cede & Co., the depositary’s nominee. One or more fully registered global security certificates, representing the total aggregate number of Corporate Units and Treasury Units, will be issued and will be deposited with the depositary and will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below.

      The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in the Corporate Units or the Treasury Units so long as the Corporate Units or the Treasury Units are represented by global security certificates.

      The depositary is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the U.S. Securities Exchange Act of 1934. The depositary holds securities that its participants deposit with the depositary. The depositary also facilitates the settlement among participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The depositary is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the depositary’s system is also available to others, including securities brokers and dealers, banks and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a direct participant. The rules applicable to the depositary and its participants are on file with the SEC.

      In the event that

•	the depositary notifies us that it is unwilling or unable to continue as a depositary for the global security certificates and no successor depositary has been appointed within 90 days after this notice,

•	the depositary at any time ceases to be a clearing agency registered under the Securities Exchange Act when the depositary is required to be so registered to act as the depositary and no successor depositary has been appointed within 90 days after we learn that the depositary has ceased to be so registered, or

•	we, in our sole discretion, determine that the global security certificates shall be so exchangeable,

certificates for the Corporate Units or Treasury Units will be printed and delivered in exchange for beneficial interests in the global security certificates. Any global Corporate Unit or Treasury Unit that is exchangeable pursuant to the preceding sentence will be exchangeable for Corporate Unit or Treasury Unit certificates registered in the names directed by the depositary. We expect that these instructions will be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in the global security certificates.

      As long as the depositary or its nominee is the registered owner of the global security certificates, the depositary or its nominee, as the case may be, will be considered the sole owner and holder of the global security certificates and all Corporate Units or Treasury Units represented by these certificates for all purposes under the Corporate Units or Treasury Units and the purchase contract agreement. Except in the limited circumstances referred to above, owners of beneficial interests in global security certificates

•	will not be entitled to have such global security certificates or the Corporate Units or Treasury Units represented by these certificates registered in their names,

•	will not receive or be entitled to receive physical delivery of Corporate Unit or Treasury Unit certificates in exchange for beneficial interests in global security certificates, and

•	will not be considered to be owners or holders of the global security certificates or any Corporate Units or Treasury Units represented by these certificates for any purpose under the Corporate Units or Treasury Units or the purchase contract agreement.

      All payments on the Corporate Units or Treasury Units represented by the global security certificates and all transfers and deliveries of notes or Treasury securities and shares of common stock will be made to the depositary or its nominee, as the case may be, as the holder of the securities.

      Ownership of beneficial interests in the global security certificates will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with the depositary or its nominee. Ownership of beneficial interests in global security certificates will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or its nominee, with respect to participants’ interests, or any participant, with respect to interests of persons held by the participant on their behalf. Procedures for settlement of purchase contracts on February 16, 2006 or upon early settlement will be governed by arrangements among the depositary, participants and persons that may hold beneficial interests through participants designed to permit settlement without the physical movement of certificates. Payments, transfers, deliveries, exchanges and other matters relating to beneficial interests in global security certificates may be subject to various policies and procedures adopted by the depositary from time to time. None of us, the purchase contract agent or any agent of ours, or the purchase contract agent will have any responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in global security certificates, or for maintaining, supervising or reviewing any of the depositary’s records or any participant’s records relating to these beneficial ownership interests.

      Although the depositary has agreed to the foregoing procedures in order to facilitate transfer of interests in the global security certificates among participants, the depositary is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. We will not have any responsibility for the performance by the depositary or its direct participants or indirect participants under the rules and procedures governing the depositary.

      The information in this section concerning the depositary and its book-entry system has been obtained from sources that we believe to be reliable, but we have not attempted to verify the accuracy of this information.

CERTAIN PROVISIONS OF THE PURCHASE CONTRACTS, THE PURCHASE CONTRACT AGREEMENT AND THE PLEDGE AGREEMENT

      This summary summarizes some of the other provisions of the purchase contract agreement and the pledge agreement. This summary should be read together with the purchase contract agreement and pledge agreement, forms of which have been or will be filed and incorporated by reference as exhibits to the registration statement of which this prospectus supplement and the accompanying prospectus form a part.

General

      Except as described in “Description of the Purchase Contracts— Book-Entry System,” payments on the PEPS Units will be made, purchase contracts (and documents relating to the Corporate Units, Treasury Units and purchase contracts) will be settled, and transfers of the Corporate Units and Treasury Units will be registrable, at the office of the purchase contract agent in the Borough of Manhattan, The City of New York. In addition, if the Corporate Units and Treasury Units do not remain in book-entry form, payment on the PEPS Units may be made, at our option, by check mailed to the address of the holder entitled to payment as shown on the security register or by a wire transfer to the account designated by the holder by a prior written notice.

      Shares of common stock will be delivered on February 16, 2006 (or earlier upon early settlement), or, if the purchase contracts have terminated, the related pledged securities will be delivered (potentially after a delay as a result of the imposition of the automatic stay under the U.S. Bankruptcy Code or other applicable bankruptcy law, see “Description of the Purchase Contracts— Termination”) at the office of the purchase contract agent upon presentation and surrender of the applicable certificate.

      If you fail to present and surrender the certificate evidencing the Corporate Units or Treasury Units to the purchase contract agent on or prior to the purchase contract settlement date, the shares of common stock issuable upon settlement of the related purchase contract will be registered in the name of the purchase contract agent. The shares, together with any distributions, will be held by the purchase contract agent as agent for your benefit until the certificate is presented and surrendered or you provide satisfactory evidence that the certificate has been destroyed, lost or stolen, together with any indemnity that may be required by the purchase contract agent and us.

      If the purchase contracts terminate prior to the purchase contract settlement date, the related pledged securities are transferred to the purchase contract agent for distribution to the holders, and a holder fails to present and surrender the certificate evidencing the holder’s Corporate Units or Treasury Units to the purchase contract agent, the related pledged securities delivered to the purchase contract agent and payments on the pledged securities will be held by the purchase contract agent as agent for the benefit of the holder until the applicable certificate is presented or the holder provides the evidence and indemnity described above.

      The purchase contract agent will have no obligation to invest or to pay interest on any amounts held by the purchase contract agent pending payment to any holder.

      No service charge will be made for any registration of transfer or exchange of the Corporate Units or Treasury Units, except for any tax or other governmental charge that may be imposed in connection with a transfer or exchange.

Modification

      The purchase contract agreement and the pledge agreement will contain provisions permitting us and the purchase contract agent, and in the case of the pledge agreement, the collateral agent, to modify the purchase contract agreement or the pledge agreement without the consent of the holders for any of the following purposes:

•	to evidence the succession of another person to our obligations;

•	to add to the covenants for the benefit of holders or to surrender any of our rights or powers under those agreements;

•	to evidence and provide for the acceptance of appointment of a successor purchase contract agent or a successor collateral agent or securities intermediary;

•	to make provision with respect to the rights of holders pursuant to adjustments in the settlement rate due to consolidations, mergers or other reorganization events;

•	to cure any ambiguity, to correct or supplement any provisions that may be inconsistent; and

•	to make any other provisions with respect to such matters or questions, provided that such action shall not materially adversely affect the interest of the holders.

      The purchase contract agreement and the pledge agreement will contain provisions permitting us and the purchase contract agent, and in the case of the pledge agreement, the collateral agent, with the consent of the holders of not less than a majority of the purchase contracts at the time outstanding to modify the terms of the purchase contracts, the purchase contract agreement or the pledge agreement. However, no such modification may, without the consent of the holder of each outstanding purchase contract affected by the modification,

•	change any payment date,

•	change the amount or type of pledged securities related to the purchase contract, impair the right of the holder of any pledged securities to receive distributions on the pledged securities or otherwise adversely affect the holder’s rights in or to the pledged securities,

•	change the place or currency of payment or reduce any contract adjustment payments or any deferred contract adjustment payments,

•	impair the right to institute suit for the enforcement of the purchase contract or payment of any contract adjustment payments or any deferred contract adjustment payments,

•	reduce the number of shares of common stock purchasable under the purchase contract, increase the price to purchase shares of common stock upon settlement of the purchase contract, change the purchase contract settlement date or the right to early settlement or otherwise adversely affect the holder’s rights under the purchase contract, or

•	reduce the above-stated percentage of outstanding purchase contracts the consent of the holders of which is required for the modification or amendment of the provisions of the purchase contracts, the purchase contract agreement or the pledge agreement.

      If any amendment or proposal referred to above would adversely affect only the Corporate Units or the Treasury Units, then only the affected class of holders will be entitled to vote on the amendment or proposal, and the amendment or proposal will not be effective except with the consent of the holders of not less than a majority of the affected class or of all of the holders of the affected classes, as applicable.

No Consent to Assumption

      Each holder of Corporate Units or Treasury Units, by acceptance of these securities, will under the terms of the purchase contract agreement and the Corporate Units or Treasury Units, as applicable, be deemed expressly to have withheld any consent to the assumption (i.e., affirmance) of the related purchase contracts by us or our trustee if we become the subject of a case under the U.S. Bankruptcy Code or other applicable bankruptcy law or other similar provision for reorganization or liquidation.

Consolidation, Merger, Sale or Conveyance

      We will covenant in the purchase contract agreement that we will not merge with and into, consolidate with or convert into any other entity or sell, assign, transfer, lease or convey all or substantially all of our properties and assets to any person or entity, unless (1) the successor entity is an entity organized under the laws of the United States of America or a U.S. state or the District of Columbia, or the laws of the Republic of the Marshall Islands, (2) that entity expressly assumes our obligations (modified as described below) under the purchase contracts, the purchase contract agreement, the pledge agreement and the remarketing agreement and (3) immediately before and after the merger, consolidation, conversion, sale, assignment, transfer, lease or conveyance, neither we nor the successor entity is in default of payment obligations under the purchase contracts, the purchase contract agreement, the pledge agreement and the remarketing agreement or in material default in the performance of any other covenants under these agreements.

      In the case of mergers, consolidations or conversions that cause our common stock to be converted into the right to receive other securities, cash or property, each purchase contract then outstanding would, without the consent of the holders of the related Corporate Units or Treasury Units, as the case may be, become a contract to purchase such other securities, cash and property instead of our common stock. Upon the purchase contract settlement date following the occurrence of any such transaction, a holder will receive the kind and amount of securities, cash or other property that the holder would have been entitled to receive if the purchase contract had been settled immediately before the transaction at the settlement rate in effect at that time.

Title

      We, the purchase contract agent and the collateral agent may treat the registered owner of any Corporate Units or Treasury Units as the absolute owner of the Corporate Units or Treasury Units for the purpose of making payment and settling the related purchase contracts and for all other purposes.

Replacement of PEPS Unit Certificates

      In the event that physical certificates have been issued, any mutilated Corporate Unit or Treasury Unit certificate will be replaced by us at the expense of the holder upon surrender of the certificate to the purchase contract agent. Corporate Unit or Treasury Unit certificates that become destroyed, lost or stolen will be replaced by us at the expense of the holder upon delivery to us and the purchase contract agent of evidence of their destruction, loss or theft satisfactory to us and the purchase contract agent. In the case of a destroyed, lost or stolen Corporate Unit or Treasury Unit certificate, an indemnity satisfactory to the purchase contract agent and us may be required at the expense of the holder of the Corporate Units or Treasury Units evidenced by the certificate before a replacement will be issued.

      Notwithstanding the foregoing, we will not be obligated to issue any Corporate Unit or Treasury Unit certificates on or after the business day immediately preceding the purchase contract settlement date (or after early settlement) or after the purchase contracts have terminated. The purchase contract agreement will provide that, in lieu of the delivery of a replacement Corporate Unit or Treasury Unit certificate following the purchase contract settlement date, the purchase contract agent, upon delivery of the evidence and indemnity described above, will deliver the shares of common stock issuable pursuant to the purchase contracts included in the Corporate Units or Treasury Units evidenced by the certificate, or, if the purchase contracts have terminated prior to the purchase contract settlement date, transfer the pledged securities included in the Corporate Units or Treasury Units evidenced by the certificate.

Governing Law

      The purchase contract agreement, the pledge agreement and the purchase contracts will be governed by, and construed in accordance with, the laws of the State of New York.

Information Concerning the Purchase Contract Agent

      The Bank of New York will be the purchase contract agent. The purchase contract agent will act as the agent for the holders of Corporate Units and Treasury Units from time to time. The purchase contract agreement will not obligate the purchase contract agent to exercise any discretionary actions in connection with a default under the terms of the Corporate Units and Treasury Units or the purchase contract agreement.

      The purchase contract agreement will contain provisions limiting the liability of the purchase contract agent. The purchase contract agreement will contain provisions under which the purchase contract agent may resign or be replaced. This resignation or replacement would be effective upon the acceptance of appointment by a successor.

      The Bank of New York maintains commercial banking relationships with us, serves as the trustee under indentures for our debt securities, and acts as the transfer agent for our common stock.

Information Concerning the Collateral Agent

      The Bank of New York will be the collateral agent. The collateral agent will act solely as our agent and will not assume any obligation or relationship of agency or trust for or with any of the holders of the Corporate Units or Treasury Units except for the obligations owed by a pledgee of property to the owner of the property under the pledge agreement and applicable law.

      The pledge agreement will contain provisions limiting the liability of the collateral agent. The pledge agreement will contain provisions under which the collateral agent may resign or be replaced. This resignation or replacement would be effective upon the acceptance of appointment by a successor. Since The Bank of New York is serving as both the collateral agent and the purchase contract agent, if an event of default, except an event of default occurring as a result of a failed remarketing, occurs under the purchase contract agreement or the pledge agreement, The Bank of New York will resign as the collateral agent, but remain as the purchase contract agent. We will then select a new collateral agent in accordance with the terms of the pledge agreement.

Miscellaneous

      The purchase contract agreement will provide that we will pay all fees and expenses other than underwriters’ expenses (including counsel) related to the offering of the Corporate Units, the retention of the collateral agent and the enforcement by the purchase contract agent of the rights of the holders of the PEPS Units.

      Should you elect to substitute the related pledged securities, create Treasury Units or recreate Corporate Units, you shall be responsible for any fees or expenses payable in connection with that substitution, as well as any commissions, fees or other expenses incurred in acquiring the pledged securities to be substituted, and we shall not be responsible for any of those fees or expenses.

DESCRIPTION OF THE NOTES

      The following description is a summary of the terms of the notes. The descriptions in this prospectus supplement and the accompanying prospectus contain a description of certain terms of the notes and the subordinated indenture but do not purport to be complete, and reference is hereby made to the subordinated indenture and supplemental indenture No. 1, which have been or will be filed as exhibits or incorporated by reference to the registration statement, and to the U.S. Trust Indenture Act of 1939. This summary supplements the description of the subordinated debt securities in the accompanying prospectus and, to the extent it is inconsistent, replaces the description in the accompanying prospectus.

General

      The notes will be issued under the subordinated indenture to be dated as of February 18, 2003 between us and The Bank of New York, as indenture trustee, as amended and supplemented by supplemental indenture No. 1, to be dated as of February 18, 2003, between us and the indenture trustee (as so amended and supplemented, the “indenture”). The notes initially will be issued in an aggregate principal amount equal to $125,000,000. If the over-allotment option is exercised in full by the underwriters, an additional $18,750,000 of the notes will be issued.

      The notes will be our unsecured obligations and initially will be subordinate in right of payment to all of our existing and future senior debt. On and after February 16, 2006, except in the event of our earlier bankruptcy, insolvency or reorganization, the subordination provisions of the notes and the subordinated indenture will no longer be applicable and the notes will be our senior, unsecured obligations ranking equally in right of payment with all of our existing and future unsubordinated debt.

      We are a holding company that derives all our income from our subsidiaries. Accordingly, our ability to service our debt, including our obligations under the notes, and other obligations are primarily dependent on the earnings of our respective subsidiaries and the payment of those earnings to us, in the form of dividends, loans or advances and through repayment of loans or advances from us. In addition, any payment of dividends, loans or advances by those subsidiaries could be subject to statutory or contractual restrictions. Our subsidiaries have no obligation to pay any amounts due on the notes.

      The notes will not be subject to a sinking fund provision, will not be subject to defeasance or covenant defeasance, and except as described below under “— Put Option Upon a Failed Remarketing” will not be subject to redemption prior to maturity. The entire principal amount of the notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on May 18, 2006.

      The indenture trustee will initially be the security registrar and the paying agent for the notes. Notes will be issued in certificated form, in denominations of $25 and integral multiples of $25, without coupons, and may be transferred or exchanged, without service charge but upon payment of any taxes or other governmental charges payable in connection with the transfer or exchange, at the office described below. Payments on the notes issued as a global security will be made to the depositary or a successor depositary. Principal and interest with respect to certificated notes will be payable, the transfer of the notes will be registrable and notes will be exchangeable for notes of a like aggregate principal amount in denominations of $25 and integral multiples of $25, at the office or agency maintained by us for this purpose in The City of New York. We have initially designated the corporate trust office of the indenture trustee as that office. However, at our option, payment of interest may be made by check mailed to the address of the holder entitled to payment or by wire transfer to an account appropriately designated by the holder entitled to payment.

      The indenture does not contain provisions that afford holders of the notes protection in the event we are involved in a highly leveraged transaction or other similar transaction that may adversely affect such holders. The indenture does not limit our ability to issue or incur other debt or issue preferred stock.

Ranking

      The notes will be unsecured and will initially be subordinate in right of payment to all of our existing and future senior debt. “Senior debt” with respect to payments on the notes, so long as they are subordinated, means the principal of, premium, if any, and interest on debt, whether incurred on, prior to, or after the date of the indenture, unless the instrument creating or evidencing that debt or pursuant to which that debt is outstanding states that those obligations are not superior in right of payment to the notes while they are subordinated, or to other debt which ranks equally with, or junior to, the notes while they are subordinated. However, senior debt shall not include any debt of Teekay that is expressly subordinated in right of payment to any Senior debt, any debt that by operation of law is subordinate to Teekay’s general unsecured obligations, any debt which, when incurred and without regard to any election under Section 1111(b) of the U.S. Bankruptcy Code, was without recourse to Teekay, any debt of Teekay to any of its subsidiaries or affiliates (or their subsidiaries), any debt of Teekay to any employee of Teekay, amounts owed by Teekay for compensation to employees or for services rendered to Teekay, any redeemable capital stock of Teekay, amounts owing under leases, any liability for taxes, or any debt for goods, materials or services purchased in the ordinary course of business or debt consisting of trade account payables or other current liabilities (other than the current portion of long-term debt which would otherwise constitute senior debt). In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding of our company, our assets will be available to satisfy obligations of our senior debt before any payment may be made on the notes. We may not have sufficient assets remaining to pay amounts on any or all of the notes.

      On and after February 16, 2006, except in the event of our earlier bankruptcy, insolvency or reorganization, the subordination provisions of the notes and the subordinated indenture will no longer be applicable and the notes will rank equally in right of payment to all of our then existing and future unsubordinated debt.

      In addition, the notes, whether or not they are subordinated, will be effectively subordinated to existing and future senior secured debt, to the extent of the assets securing the debt, and all liabilities of our subsidiaries. Our right to receive assets of any subsidiaries upon their liquidation or reorganization, and the rights of the holders of the notes to share in those assets, would be subject to the satisfaction of claims of the subsidiaries’ creditors. Consequently, the notes will be effectively subordinate to all liabilities of any of our subsidiaries and any subsidiaries that we may in the future acquire or establish. Substantially all of our business is currently conducted through our subsidiaries, and we expect this to continue.

      The notes are our obligations exclusively. The indenture does not limit our ability to incur senior or secured debt, or our ability or that of any of our presently existing or future subsidiaries, to incur other indebtedness and other liabilities. We may have difficulty paying our obligations under the notes if we, or any of our subsidiaries, incur additional indebtedness or liabilities.

Interest

      Each note will bear interest initially at the rate of 6.00% per year from the original issuance date, payable quarterly in arrears on February 16, May 16, August 16 and November 16 of each year, commencing May 16, 2003 (provided that May 16, 2006 will not be an interest payment date and the interest payment date next following February 16, 2006 will be the maturity date of the notes), to the person in whose name the note is registered at the close of business on the first day of the month in which the interest payment date falls.

      The applicable interest rate on the notes will be reset to the reset rate upon successful remarketing as described above under “Description of the Purchase Contracts— Remarketing.” The reset rate will become effective on the reset effective date, which is three business days immediately following a successful remarketing. If the notes are not successfully remarketed, the interest rate on the notes will not be reset.

      The amount of interest payable on the notes for any period will be computed (1) for any full quarterly period on the basis of a 360-day year of twelve 30-day months and (2) for any period shorter than a full quarterly period, on the basis of a 30-day month and, for any period less than a month, on the basis of the actual number of days elapsed per 30-day month. In the event that any date on which interest is payable on the notes is not a business day, then payment of the interest payable on such date will be made on the next day that is a business day (and without any interest or other payment in respect of any such delay), except that, if such business day is in the next calendar year, then such payment will be made on the preceding business day.

Additional Amounts

      All payments made by us under or with respect to the notes will be made free and clear of and without withholding or deduction for or an account of any present or future tax, duty, levy, impost, assessment or other governmental charge (hereinafter “Taxes”) imposed or levied by or on behalf of the Republic of the Marshall Islands or any jurisdiction from or through which payment on the notes is made, or any political subdivision thereof, or by any authority or agency therein or thereof having power to tax, unless we are required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount of interest for or on account of Taxes from any payment made under or with respect to the notes, we will, subject to certain limitations and exceptions described under “Description of the Purchase Contracts— Additional Amounts,” pay such additional amounts of interest (“additional amounts”) as may be necessary so that the net amount received by each holder (including additional amounts) after such withholding or deduction will not be less than the amount the holder would have received if such Taxes had not been withheld or deducted. See “Description of the Purchase Contracts— Additional Amounts.”

Market Reset Rate

      The reset rate will be equal to the rate (subject to the last sentence of this paragraph) that is sufficient to allow a successful remarketing of the notes and will be determined by the remarketing agent. The reset rate will be the rate determined by the remarketing agent in its reasonable discretion as the rate the notes should bear in order to allow a successful remarketing of the notes and for the notes that are remarketed to have an aggregate market value approximately equal to 100.25% of the principal amount of such notes, provided that the reset rate will not exceed the maximum rate permitted by applicable law.

Option to Defer Interest Payments on the Notes

      So long as no event of default has occurred and is continuing, we have the right under the indenture at any time to defer the payment of interest on the notes for a period not extending beyond February 16, 2006. Accordingly, any unpaid deferred interest will be payable on that date. We refer to any such period of deferral as an “extension period.” At the end of an extension period, which must be an interest payment date, we must pay all interest then accrued and unpaid (together with accrued interest on such deferred interest at a rate of 7.25% per year compounded quarterly) to the holders of notes.

      During any extension period, we will not:

•	declare or pay dividends on, make other distributions with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to, any of our capital shares;

•	permit our subsidiaries to declare or pay dividends on, make other distributions with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to, any of our capital shares or their shares; provided that the foregoing will not restrict any of our subsidiaries from declaring or paying such dividends, or making such distributions, to us or any of our other subsidiaries;

•	make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any security that ranks pari passu with the notes; or

•	make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities that rank subordinate in right of payment to the notes or make any guarantee payments with respect to any guarantee by us of the debt of any subsidiary of ours if such guarantee ranks subordinate in right of payment to the notes.

      Prior to the expiration of any extension period, we may further extend the extension period but not beyond February 16, 2006. Upon the termination of any extension period and the payment of all amounts then due on any interest payment date, we may elect to begin a new extension period, subject to the same requirements as described above. No interest will be due and payable during an extension period except that, prior to the end thereof, we at our option may prepay on any interest payment date all or any portion of the interest accrued during the elapsed portion of the extension period. We must give the indenture trustee written notice of our election of any extension period (or our further extension) at least five business days prior to the earlier of:

•	the date interest on the notes would have been payable except for the election to begin or extend the extension period;

•	the date the indenture trustee is required to give notice to any securities exchange or to holders of interests in the notes of the record date or the date the interest is payable; and

•	the record date.

      The indenture trustee must give notice of our election to begin a new extension period or continue an extension period to the holders of the notes.

Optional Remarketing

      On or prior to the fifth business day immediately preceding the remarketing date, but no earlier than the payment date immediately preceding such date, holders of notes that are not components of Corporate Units may elect to have their notes remarketed in the same manner and at the same price as notes that are components of Corporate Units by delivering their notes along with a notice of this election to the custodial agent. The custodial agent will hold the notes in an account separate from the collateral account in which the pledged securities will be held. Holders of notes electing to have their notes remarketed will also have the right to withdraw the election on or prior to the fifth business day immediately preceding the remarketing date. Holders of Treasury Units that are also holders of notes that are not part of the Corporate Units may also participate in any remarketing by recreating Corporate Units from their Treasury Units at any time on or prior to the second business day immediately prior to any of the remarketing dates.

Put Option Upon a Failed Remarketing

      If a successful remarketing of the notes underlying the Corporate Units has not occurred prior to the purchase contract settlement date, the holders of any notes will have the right to put such notes to us on the purchase contract settlement date, upon at least two business days’ prior notice (unless automatically exercised as described in “Description of the Purchase Contracts—Remarketing”), at a price equal to $25 for each note, plus accrued and unpaid interest.

Events of Default

      In addition to the events of default described in the accompanying prospectus under “Description of Debt Securities— Events of Default,” it shall be an event of default under the notes if we fail on the date payment is due to pay the put price of any notes following the exercise of the put right by any holder of notes.

Book-Entry System

      Notes released from the pledge following substitution or settlement of the purchase contracts will be issued in the form of one or more global certificates, which are referred to as global securities, registered in the name of the depositary or its nominee. Except under the limited circumstances described below or except upon recreation of Corporate Units, notes represented by the global securities will not be exchangeable for, and will not otherwise be issuable as, notes in certificated form. The global securities described above may not be transferred except by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or to a successor depositary or its nominee.

      The laws of some jurisdictions may require that some purchasers of securities take physical delivery of the securities in certificated form. These laws may impair the ability to transfer beneficial interests in such a global security.

      Except as provided below, owners of beneficial interests in such a global security will not be entitled to receive physical delivery of notes in certificated form and will not be considered the holders (as defined in the indenture) thereof for any purpose under the indenture, and no global security representing notes shall be exchangeable, except for another global security of like denomination and tenor to be registered in the name of the depositary or its nominee or a successor depositary or its nominee. Accordingly, each beneficial owner must rely on the procedures of the depositary or if such person is not a participant, on the procedures of the participant through which such person owns its interest to exercise any rights of a holder under the indenture.

      In the event that

•	the depositary notifies us that it is unwilling or unable to continue as a depositary for the global security certificates and no successor depositary has been appointed within 90 days after this notice,

•	the depositary at any time ceases to be a clearing agency registered under the Securities Exchange Act when the depositary is required to be so registered to act as the depositary and no successor depositary has been appointed within 90 days after we learn that the depositary has ceased to be so registered,

•	an event of default occurs and is continuing with respect to the notes, or

•	we determine in our sole discretion that we will no longer have notes represented by global securities,

certificates for the notes will be printed and delivered in exchange for beneficial interests in the global security certificates. Any global note that is exchangeable pursuant to the preceding sentence shall be exchangeable for note certificates registered in the names directed by the depositary. We expect that these instructions will be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in the global security certificates.

DESCRIPTION OF OUR OTHER INDEBTEDNESS

      The following is a summary of our primary debt. This summary is qualified in its entirety by reference to the full text of the documents that govern the transactions so summarized.

      As at September 30, 2002, we and our subsidiaries had outstanding debt for borrowed money under existing credit agreements in the aggregate principal amount of approximately $1.1 billion, including $84.4 million of joint venture debt guaranteed by us or by certain of our subsidiaries. Of this $1.1 billion, we were directly obligated for or guaranteed $686.1 million at September 30, 2002. The following chart indicates, on a consolidated basis, as of October 1, 2002, the aggregate principal amount of debt that will be due and payable in our upcoming fiscal years.

Fiscal Year	Amount

2002 (October 1 to December 31)	$17 million
2003	$65 million
2004	$85 million
2005	$111 million
2006	$181 million
2007	$85 million
2008	$29 million
2009	$48 million
2010	—
2011	$351 million
2012	—

      In addition, as of December 31, 2002, we and our subsidiaries had commitments from lenders for additional credit facilities related to our proposed acquisition of Navion ASA ($500 million), vessel purchases ($77 million) and newbuildings ($232 million).

      In January 1996, we issued $225 million of our 8.32% First Preferred Ship Mortgage Notes due 2008 in a public offering registered under the U.S. Securities Act of 1933. These notes currently are collateralized by first preferred mortgages granted on seven of our Aframax tankers, together with other related collateral, and are guaranteed by our subsidiaries that own the mortgaged vessels. Upon these notes achieving investment grade status and subject to other conditions, the guarantees of the notes will terminate, all of the collateral securing our obligations and the guarantors under the related indenture and security documents will be released and specified covenants under the indenture will no longer be applicable to us. These notes are subject to a sinking fund, which will retire $45 million principal amount of these notes on each February 1, commencing February 1, 2004. These notes are listed for trading on the New York Stock Exchange.

      In January 1998, we negotiated a reducing revolving credit facility with nine commercial banks which, as of September 30, 2002, provided for borrowings of up to $110 million in order to refinance certain debt and to provide working capital. This facility is secured by first priority mortgages granted on eight of our Aframax tankers, together with other related collateral, and a guarantee from us for all amounts outstanding under the facility. Interest payments are based on LIBOR plus a specified margin that depends on our capital structure as calculated on a quarterly basis. At September 30, 2002, the margin was 0.5%. The amount available under the facility reduces by $10 million semi-annually with a final balloon reduction in January 2006.

      On June 22, 2001, we issued $250 million aggregate principal amount of senior notes bearing interest at 8.875% per year and maturing on July 15, 2011. On December 6, 2001, we issued an additional $100 million aggregate principal amount of such notes. These notes are senior unsecured obligations, and are not guaranteed by any of our subsidiaries.

      Bona Shipholding Ltd. has a revolving credit facility with 13 commercial banks which, as of September 30, 2002, provided for borrowings of up to $359.4 million. This facility is secured by first priority mortgages granted on 25 Bona and Teekay vessels. In connection with the Bona acquisition, Teekay agreed to guarantee all of Bona’s obligations under this facility. The facility was amended in September 2001. The facility is subject to a financial covenant that requires Teekay to maintain a minimum level of free cash based on its consolidated financial statements. As of September 30, 2002, Teekay was in compliance with this covenant. Interest payments are based on LIBOR plus a specified margin that depends on Teekay’s capital structure as calculated on a quarterly basis. At September 30, 2002, the margin was 0.75%. The amount available under the facility reduces by approximately $19 million semi-annually with a final balloon reduction in December 2008.

      At September 30, 2002, UNS had a number of single and multi-ship mortgage loans totaling $309.4 million. Teekay currently does not guarantee any of the obligations of UNS under these facilities. UNS term loans are collateralized by first priority mortgages granted on the 14 vessels to which the loans relate (including two newbuildings), together with certain other related collateral, and guarantees from UNS. UNS credit facilities are subject to certain financial covenants which include specified minimum levels of (1) free cash, (2) equity (based on book value), (3) working capital, (4) value adjusted equity or total value adjusted assets, (5) committed capital and a minimum earnings to interest ratio. As of September 30, 2002, UNS was in compliance with all such covenants.

      The indenture relating to our 8.32% First Preferred Ship Mortgage Notes due 2008 and certain of the agreements governing our (and our subsidiaries’) credit facilities provide that our ability to pay dividends is subject to limitations based upon our cumulative net income plus certain additional amounts, including the proceeds received by us from any issuance of our capital stock. In addition, credit agreements to which some of our subsidiaries are parties, and guarantees executed by us in connection with them, contain various covenants which restrict our operations and those of our subsidiaries. These credit agreements and guarantees contain covenants that require those subsidiaries or us, as the case may be, to conduct their or our operations, including, for those subsidiaries, the operations of their respective vessels, in accordance with certain standards set forth in the credit agreements or guarantees. Certain credit agreements related to our secured debt contain “hull covenants” that require the applicable subsidiaries to deliver additional collateral to the lenders under the applicable credit agreement, or prepay a certain amount of the debt, in the event that the value of the subject vessels falls below a fixed percentage of the amount of the debt then outstanding under the credit agreement. The minimum combined value of the subject vessels must remain at between 125% and 133% of the outstanding debt under our revolving credit agreements. We believe that as of September 30, 2002 we were in compliance with all of the covenants in effect at that time.

TAX CONSEQUENCES

Material United States Federal Income Tax Consequences

      The following summary describes the material United States federal income tax consequences of the purchase, ownership and disposition of PEPS Units, purchase contracts, notes and Treasury securities that are or may be the components of a PEPS Unit, and shares of our common stock acquired under a purchase contract. Except where indicated, this summary deals only with holders who purchase PEPS Units in the initial offering at their original offering price and hold the PEPS Units, purchase contracts, notes, Treasury securities and shares of our common stock as capital assets. The following discussion, as well as the conclusions regarding certain issues of United States federal income tax law that are reflected in that discussion, are based upon the provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations (including proposed Treasury regulations) issued thereunder, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change, possibly with retroactive effect.

      This discussion does not address all aspects of United States federal income taxation that may be relevant to holders in light of their particular circumstances, such as holders that are subject to special rules under United States federal income tax law (for example, (1) dealers in securities or currencies, (2) financial institutions, (3) investors in pass-through entities, (4) tax-exempt organizations or pension plans, (5) life insurance companies, (6) persons holding PEPS Units, purchase contracts, notes, Treasury securities or shares of our common stock as a hedge or as part of a straddle, constructive sale, conversion transaction, or other risk management transaction, or (7) persons whose “functional currency” is not the U.S. dollar). Furthermore, this discussion does not address alternative minimum taxes or any state, local or foreign tax laws.

Risk of Recharacterization

      No statutory, administrative or judicial authority directly addresses the treatment of PEPS Units or instruments similar to PEPS Units for United States federal income tax purposes. As a result, no assurance can be given that the United States Internal Revenue Service (“Internal Revenue Service”) will agree with the United States federal income tax consequences described herein or that, if the Internal Revenue Service were to take a contrary position, such position would not ultimately be sustained by the courts. The discussion below assumes that, for United States federal income tax purposes, (1) the purchase contracts and the notes will be treated as separate securities, (2) the purchase contracts will be treated as forward contracts to purchase shares of our common stock and the contract adjustment payments will be treated as payments to holders for investing in such contracts, and (3) the notes will be treated as indebtedness for United States federal income tax purposes. Nevertheless, the Internal Revenue Service could conceivably assert a different position with respect to one or more of the foregoing assumptions, and were such position to prevail, a holder could experience United States federal income tax consequences that are different from those described herein.

      Prospective investors are urged to consult their own tax advisors with respect to the United States federal income tax consequences of the purchase, ownership, and disposition of PEPS Units, purchase contracts, notes and Treasury securities and shares of our common stock acquired under a purchase contract in light of their own particular circumstances, as well as the effect of any state, local, or foreign tax laws or any applicable tax treaty.

United States Holders

      The following summary is addressed to United States holders. As used in this section of the prospectus supplement, a “United States holder” means a holder that is (1) an individual citizen or resident of the United States, (2) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to United States federal income taxation regardless of its source, or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or a trust that was in existence on August 20, 1996, was treated as a United States person on August 19, 1996 and elected to be treated as a United States person at all times thereafter.

PEPS Units

      Allocation of Purchase Price. A United States holder’s acquisition of a PEPS Unit will be treated as the acquisition of a unit consisting of two components, a purchase contract and a related note. The purchase price of each PEPS Unit will be allocated between the purchase contract and the note constituting such unit in proportion to their respective fair market values at the time of purchase. Such allocation will establish the United States holder’s initial tax basis in the purchase contract and the note. We expect to report the fair market value of each purchase contract as $0.00 and the fair market value of each note as $25. This position will be binding on each United States holder (but not on the Internal Revenue Service) unless such United States holder explicitly discloses a contrary position on a statement attached to its timely filed United States federal income tax return for the taxable year in which a PEPS Unit is acquired. Thus, absent such disclosure, a United States holder should allocate the purchase price for a PEPS Unit in accordance with the values reported by us. The remainder of this discussion assumes that this allocation of the purchase price will be respected for United States federal income tax purposes. If these allocations are not respected, the timing and amount of interest income reported by a United States holder and the amount of capital gain or loss ultimately realized upon the disposition of shares of our common stock acquired under the purchase contracts could be affected.

      Ownership of Notes and Treasury Securities. Each beneficial owner of Corporate Units or Treasury Units, by acceptance of the beneficial interest therein, will be deemed to have agreed to (i) treat itself as the owner of the notes or Treasury securities constituting a part of the units owned, as the case may be, and (ii) treat the notes as indebtedness for all United States federal income tax purposes. The remainder of this discussion assumes that such treatment will be respected for United States federal income tax purposes.

      Sale, Exchange or Other Disposition of PEPS Units. If a United States holder sells, exchanges or otherwise disposes of a PEPS Unit, such United States holder will be treated as having sold, exchanged or disposed of each of the purchase contract and the note or the Treasury securities, as the case may be, that constitute such unit. The proceeds realized on such sale, exchange or other disposition will be allocated between the purchase contract and the note or the Treasury securities, as the case may be, in proportion to their respective fair market values at the time of such sale, exchange or other disposition. As a result, a United States holder generally will recognize gain or loss equal to the difference between (i) the portion of the proceeds received by such United States holder that is allocable to the purchase contract and the note or the Treasury securities, as the case may be, and (ii) such United States holder’s respective adjusted tax bases in the purchase contract and the note or the Treasury securities, as the case may be.

      Such gain or loss generally will be capital gain or loss, provided that any proceeds attributable to accrued and unpaid interest on the notes or deferred contract adjustment payments will be treated as ordinary interest income to the extent not previously included in income. Such gain or loss generally will be long-term capital gain or loss if the United States holder held the PEPS Units for more than one year immediately prior to the sale, exchange or other disposition. In the case of Treasury securities with a term of one year or less, however, such gain will be ordinary income to the extent that any acquisition discount has accrued but has not been included in income. Under current law, net capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to significant limitations.

      Capital gain or loss realized by a United States holder with respect to the notes or Treasury securities and ordinary income attributable to accrued acquisition discount on the Treasury securities generally should be treated as United States source income for United States foreign tax credit purposes. Any gain realized on the sale, exchange or other disposition of the notes that is treated as ordinary income because it is attributable to accrued and unpaid interest will be treated as interest for United States federal income tax purposes and for purposes of computing a United States holder’s foreign tax credit limitation. See “Tax Consequences— Material United States Federal Income Tax Consequences— Notes— Interest Income and Original Issue Discount.” Prospective investors are urged to consult their own tax advisors concerning the effect, if any, of gain or loss realized with respect to the purchase contracts on the computation of their United States foreign tax credit limitation.

      If the sale, exchange or other disposition of a PEPS Unit by a United States holder occurs when the purchase contract has a negative value, the United States holder should be considered to have received additional consideration for the note or the Treasury securities, as the case may be, in an amount equal to such negative value, and to have paid such amount to be released from its obligation under the purchase contract. United States holders are urged to consult their own tax advisors regarding the United federal income tax consequences of a sale, exchange or other disposition of a PEPS Unit at a time when the purchase contract has a negative value.

     Notes

      Interest Income and Original Issue Discount. As discussed more fully below, the treatment of the notes is unclear. We intend to treat the notes as “reset bonds” under Treasury regulations relating to variable rate debt instruments. Assuming that the notes are reset bonds, if the notes are successfully remarketed, they will be treated, solely for purposes of the original issue discount rules of the Code, as maturing on the date immediately preceding the purchase contract settlement date and as being reissued on the purchase contract settlement date at the reset price.

      Treasury regulations would require deferrable interest on the notes to be treated as original issue discount from the date of the issuance of the notes, unless the likelihood of deferral is remote. We have determined that the likelihood of the deferral of interest payments is remote, and, subject to the possible alternative characterization described below, the notes will not have any original issue discount in the absence of actual deferral. Therefore, we intend to take the position that a United States holder will be required to include stated interest on the notes as ordinary interest income in such holder’s gross income at the time the interest is paid or accrued in accordance with such holder’s regular method of accounting.

      If we exercise our right to defer payments of stated interest on the notes, the stated interest on the notes will become original issue discount. In such case, a United States holder, in general, will be required to accrue original issue discount as ordinary interest income using a constant yield method prescribed by Treasury regulations. As a result, the interest income that such holder is required to accrue may exceed the interest payments that such holder actually receives. The amount of original issue discount includible in income by the United States holder will be the sum of the “daily portions” of original issue discount with respect to that note for each day during the taxable year, or portion of the taxable year, in which the United States holder holds that note.

      Interest income from the notes generally should constitute foreign source income for United States federal income tax purposes and, with certain exemptions, should be treated separately, together with other items of “passive income” or, in the case of certain holders, “financial services income” for purposes of computing the foreign tax credit allowable under the Code. A United States holder may be eligible, subject to a number of limitations, for a foreign tax credit or deduction against such United States holder’s United States federal income tax liability for taxes withheld on the notes.

      Possible Alternative Recharacterization. The treatment of instruments involving a reset mechanism identical to the reset provided under the terms of the notes is unclear. For example, it is possible that the Internal Revenue Service could treat the notes as “contingent payment debt instruments.” In that event, a United States holder of the notes would be required to accrue original interest discount as ordinary interest income based on the “comparable yield” of the notes. In general, the comparable yield of the notes would be the rate at which we would issue a fixed rate debt instrument with terms and conditions similar to the notes. We would be required to provide holders with a projected payment schedule and the comparable yield to determine interest accruals. If the amount of an actual payment in a taxable year were different from the projected payment (including, for example, as a result of deferral of an interest payment), a United States holder would be required to take into account the amount of such difference (which would possibly result in additional interest income or a reduction in the amount of interest income that such holder would be required to include in income based on the comparable yield, depending on whether such difference was positive or negative) for the taxable year. In addition, any gain recognized by a United States holder upon a sale, exchange or other disposition of the notes generally would be treated as ordinary interest income.

      The remainder of this discussion assumes that the notes will not have any original issue discount.

      Tax Basis in Notes. A United States holder’s tax basis in the notes will be equal to the portion of the purchase price for the PEPS Units allocated to the notes (as described in “Tax Consequences— Material United States Federal Income Tax Consequences—PEPS Units— Allocation of Purchase Price”).

      Sale, Exchange or Other Disposition of Notes. Upon the sale, exchange or other disposition of a note (including the remarketing of such note), a United States holder will recognize gain or loss equal to the difference between (i) the amount realized (less any remarketing fee) by such United States holder and (ii) such United States holder’s adjusted tax basis in the note. Such gain or loss generally will be capital gain or loss, provided that any proceeds attributable to accrued and unpaid interest on the notes will be treated as ordinary interest income to the extent not previously included in income. Such gain or loss generally will be long-term capital gain or loss if the Untied States holder held the note for more than one year immediately prior to such sale, exchange or other disposition. Such gain or loss generally should be treated as United States source income for United States foreign tax credit purposes. However, any gain realized on the sale, exchange or other disposition of the notes that is treated as ordinary income because it is attributable to accrued and unpaid interest will be treated as interest for United States federal income tax purposes and for purposes of computing a United States holder’s foreign tax credit limitation. See “Tax Consequences— Material United States Federal Income Tax Consequences— Notes— Interest Income and Original Issue Discount.” Under current law, net capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to significant limitations.

Purchase Contracts

      Contract Adjustment Payments. Because there is no direct authority addressing the treatment of the contract adjustment payments or of deferred contract adjustment payments, such treatment is unclear. Contract adjustment payments may constitute taxable ordinary income to a United States holder when received or accrued (in each case, including contract adjustment payments that are offset against an amount payable upon settlement of a purchase contract). To the extent we are required to file information returns with respect to contract adjustment payments, we intend to report these payments as ordinary taxable income to the holder.

      Prospective investors are urged to consult their own tax advisors concerning contract adjustment payments, including the possibility that any contract adjustment payment may be treated as a loan, purchase price adjustment, rebate or payment analogous to an option premium, rather than being includible in income on a current basis, and the effect, if any, of such payments on the computation of their United States foreign tax credit limitation. The treatment of contract adjustment payments could affect your adjusted tax basis in a purchase contract or shares of our common stock acquired under a purchase contract or the amount that you realize on the sale, exchange or other disposition of a PEPS Unit or the termination of a purchase contract. The following discussion assumes that the contract adjustment payments constitute ordinary income to a United States holder on a current basis.

      Acquisition of Our Common Stock Under a Purchase Contract. A United States holder of PEPS Units generally will not recognize gain or loss on the acquisition of our common stock under a purchase contract, except with respect to any cash paid in lieu of a fractional share of our common stock. A United States holder’s aggregate initial tax basis in the common stock received under a purchase contract generally should equal (1) the purchase price paid for such common stock, less (2) the portion of such purchase price and tax basis allocable to the fractional share. Any amount offset against the purchase price payable on settlement of a purchase contract as a deferred contract adjustment payment should be treated as having been received by the United State holder and paid as part of the purchase price. For United States federal income tax purposes, the holding period for common stock received under a purchase contract should commence on the day after such common stock is acquired.

      Early Settlement of a Purchase Contract. A United States holder of a PEPS Unit will not recognize gain or loss on the receipt of such United States holder’s proportionate share of notes or Treasury securities upon early settlement of a purchase contract and will have the same adjusted tax basis in, and holding period for, such notes or Treasury securities as before such early settlement.

      Termination of a Purchase Contract. If a purchase contract terminates, a United States holder of a PEPS Unit will recognize gain or loss equal to the difference between (1) the amount realized (if any) upon the termination of such contract and (2) such United States holder’s adjusted tax basis (if any) in the purchase contracts at the time of such termination. Any such gain or loss will be capital gain or loss. The deductibility of capital losses is subject to significant limitations. Prospective investors are urged to consult their own tax advisors concerning the effect, if any, of such gain or loss on the computation of their United States foreign tax credit limitation. A United States holder will not recognize gain or loss on the receipt of its notes or Treasury securities upon termination of a purchase contract and such United States holder will have the same adjusted tax basis in such notes or Treasury securities as before such termination.

      Adjustment to Settlement Rate. A United States holder of PEPS Units might be treated as receiving a constructive distribution from us if (1) the settlement rate is adjusted, and, as a result of such adjustment, such United States holder’s proportionate interest in our assets or earnings and profits is increased, and (2) the adjustment is not made pursuant to a bona fide, reasonable anti-dilution formula. An adjustment in the settlement rate would not be considered made pursuant to such a formula if the adjustment were made to compensate a United States holder for certain taxable distributions with respect to our common stock. Thus, under certain circumstances, an increase in the settlement rate might give rise to a taxable dividend to a United States holder of PEPS Units even though such United States holder would not receive any cash related thereto.

Ownership of Common Stock Acquired Under the Purchase Contract

      Dividends. Subject to the discussion under “Special Tax Provisions” below, dividends, if any, paid by us on our common stock will be taxable to United States holders of our common stock as ordinary income to the extent that such dividends are paid out of Teekay’s current or accumulated earnings and profits (as determined for United States federal income tax purposes). Any distribution by Teekay in excess of its current and accumulated earnings and profits will be treated first as a return of capital, which will reduce the United States holder’s adjusted tax basis in our common stock (but not below zero). To the extent such a distribution exceeds the United States holder’s adjusted tax basis in our common stock, the distribution will be taxable as capital gain.

      Dividends received on our common stock by a corporate holder generally will not be eligible for the dividends received deduction. Dividends, if any, received on our common stock by United States holders generally will constitute foreign source income for United States federal income tax purposes and, with certain exemptions, will be treated separately, together with other items of “passive income” for purposes of computing the foreign tax credit allowable under the Code. A United States holder may be eligible, subject to a number of limitations, for a foreign tax credit or deduction against such United States holder’s United States federal income tax liability for taxes withheld on the dividends. Our conclusions in this paragraph are based on our belief that our shipping income qualifies for exemption from United States taxation under Section 883 of the Code and that none of our United States source shipping income will be “effectively connected” with the conduct of a trade or business within the United States. See “Taxation of Teekay—United States Taxation.” To the extent that we are unable to qualify for the exemption under Section 883 and our United State source shipping income is treated as “effectively connected” with the conduct of a trade or business within the United States, the computation of a United States holder’s foreign tax credit limitation may be affected.

      Sale, Exchange or Other Disposition of Common Stock. Subject to the discussion of “Special Tax Provisions” below, a United States holder generally will recognize capital gain or loss equal to the difference between (1) the amount realized by such United States holder and (2) such United States holder’s adjusted tax basis in our common stock. Such capital gain or loss generally will be long-term capital gain or loss if the United States holder held such common stock for more than one year at the time of disposition. Under current law, net capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to significant limitations. Subject to certain exceptions, capital gain or loss realized by a United States holder generally will be treated as United States source income for United States foreign tax credit purposes.

Special Tax Provisions

      Certain provisions of the Code deal specifically with the United States federal income tax treatment of investments by United States persons in non-United States corporations and may alter the tax treatment of income, gains, and losses described above or propose special rules for foreign tax credits.

      Passive Foreign Investment Company. Special rules are applicable to United States holders that hold stock in a “passive foreign investment company” (“PFIC”). In general, a non-United States corporation generally will be a PFIC for any taxable year in which either (1) 75% or more of its gross income is “passive income” or (2) 50% or more of the average value of its assets consists of assets that produce, or that are held for the production of, “passive income.” Passive income for this purpose generally includes dividends, interest, royalties, rents, and gains from commodities and securities transactions. Based upon the present and anticipated composition of our gross income and assets and the gross income and assets of each of our subsidiaries, we expect that Teekay, together with its subsidiaries, will not be treated as a PFIC for any taxable year. Although we expect that we, together with our subsidiaries, will not be treated as a PFIC for any taxable year, the determination of whether a corporation is a PFIC is made on an annual basis and our operations and business plans may change. Therefore, no assurance can be given that Teekay, together with its subsidiaries, will not be treated as a PFIC.

      If, contrary to our expectations, we were classified as a PFIC, each United States person that is treated as owning shares of our common stock for purposes of the PFIC rules may be subject to increased tax liability upon the sale, exchange or other disposition of shares of our common stock or upon the receipt of certain distributions, unless such holder makes one of two elections. If a United States holder makes a “qualified electing fund” election, such holder generally would be taxed annually on the holder’s pro rata portion of Teekay’s earnings and profits, whether or not such earnings and profits are distributed in the form of dividends or otherwise. If, alternatively, a United States holder makes a “mark-to-market” election, such holder generally would be taxed annually on an amount equal to the excess, if any, of (1) the fair market value of such holder’s shares of our common stock as of the close of the holder’s taxable year, over (2) such holder’s adjusted tax basis in such shares. Persons who are considering purchasing our common shares should be aware that if, contrary to our expectations, we were classified as a PFIC, we might not be willing or able to satisfy recordkeeping requirements that would enable United States persons to make a “qualified electing fund” election. Potential investors are urged to consult their own tax advisors with respect to how the PFIC rules could affect their tax situation.

      Controlled Foreign Corporation and Foreign Personal Holding Company. United States federal income tax law contains special rules regarding the federal income tax treatment of United States persons who own stock in a non-United States corporation that is classified as a “controlled foreign corporation” (“CFC”) or a “foreign personal holding company” (“FPHC”). Based upon the expected distribution of our common shares among holders, we do not expect to be classified as a CFC or a FPHC. Although we expect that we will not be classified as a CFC or a FPHC for any year, future changes of ownership could cause Teekay to become a CFC or a FPHC. In general, if, contrary to our expectations, we were classified as a CFC or a FPHC, some or all United States holders would be subject to special rules under United States federal income tax law. Potential investors are urged to consult their own tax advisors with respect to how the CFC rules and the FPHC rules could affect their tax situation.

Substitution of Treasury Securities to Create Treasury Units

      A United States holder of Corporate Units that delivers Treasury securities to the collateral agent in substitution for notes generally will not recognize gain or loss upon the delivery of such Treasury securities or the release of the notes to such United States holder. Such United States holder will continue to take into account items of income or deduction otherwise includible or deductible, respectively, by such United States holder with respect to such Treasury securities and notes. Such United States holder’s adjusted tax basis in the purchase contracts, the notes and the Treasury securities generally will not be affected by such delivery and release. United States holders are urged to consult their own tax advisors concerning the United States federal income tax consequences of purchasing, owning and disposing of the Treasury securities so delivered to the collateral agent as well as the effect of any state, local or foreign tax laws.

Recreation of Corporate Units

      A United States holder of Treasury Units that delivers notes to the collateral agent in substitution for pledged Treasury securities (such pledged Treasury securities having previously been substituted by such holder to create Treasury Units) generally will not recognize gain or loss upon the delivery of such notes or the release of the pledged Treasury securities to such United States holder. Such United States holder will continue to take into account items of income or deduction otherwise includible or deductible, respectively, by such United States holder with respect to such Treasury securities. Such United States holder’s tax basis in the purchase contracts, the notes and the Treasury securities generally will not be affected by such delivery and release. United States holders are urged to consult their own advisors concerning the United States federal income tax consequences of purchasing, owning and disposing of the Treasury securities so released to them, as well as the effect of any state, local, or foreign tax laws or any applicable treaty.

Non-United States Holders

      The following summary is addressed to Non-United States holders. As used in this section of the prospectus supplement, a “Non-United States holder” is a holder that is not a United States holder. Special rules may apply if a Non-United States holder is a “controlled foreign corporation,” “passive foreign investment company,” or “foreign personal holding company,” or is otherwise subject to special treatment under the Code (for example, if such holder is a financial institution or is a person owning, directly, indirectly or by attribution, 10% or more of the voting power of our capital stock). Non-United States holders are urged to consult their own tax advisors with respect to the United States federal, state, local and foreign tax consequences of the purchase, ownership and disposition of PEPS Units, purchase contracts, notes and Treasury securities, and shares of our common stock acquired under a purchase contract in light of their own particular circumstances, as well as the effect of any applicable tax treaty.

      Payments of Interest; Contract Adjustment Payments; Dividends. Payments of principal and interest (including original issue discount, if any, and acquisition discount) on the notes or the Treasury securities, contract adjustment payments and dividends, if any, paid on the shares of our common stock acquired under the purchase contracts generally should not be subject to United States federal income tax, including United States federal withholding tax, if paid to a Non-United States holder, provided that (1) such payments are not effectively connected with the conduct of a trade or business by such Non-United States holder within the United States, and, if certain treaty provisions apply, are not attributable to a permanent establishment maintained by such holder in the United States and (2) the Non-United States holder complies with applicable certification requirements relating to its non-United States status (including, in general, furnishing a properly executed Internal Revenue Service Form W-8BEN (or any successor thereto) or a substitute form).

      Sale, Exchange, or Other Disposition of Notes, Purchase Contracts, Notes, Treasury Securities or Shares of Common Stock. Any gain realized upon the sale, exchange or other disposition of the purchase contracts, notes or Treasury securities or shares of our common stock acquired under the purchase contracts generally should not be subject to United States federal income tax, including United States federal withholding tax, unless (1) the gain is effectively connected with the conduct by the Non-United States holder of a trade or business within the United States, and, if certain treaty provisions apply, are attributable to a permanent establishment maintained by such holder in the United States, or (2) in the case of a Non-United States holder who is a nonresident alien individual, the Non-United States holder is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other conditions are met. However, any gain realized on the sale, exchange or other disposition of the notes or the Treasury securities, as the case may be, that is treated as ordinary income because it is attributable to accrued and unpaid interest or accrued acquisition discount will be subject to the discussion in “—Payments of Interest; Contract Adjustment Payments; Dividends,” above.

      United States Federal Income Tax. If a Non-United States holder is engaged in a trade or business in the United States, interest (including original issue discount, if any, and acquisition discount) on the notes or Treasury securities, a dividend, if any, paid on shares of our common stock acquired under the purchase contracts, a contract adjustment payment and any gain realized upon the sale, exchange or other disposition of the purchase contracts, notes or Treasury securities or shares of our common stock acquired under the purchase contracts that is effectively connected with the conduct of that trade or business (and, if certain treaty provisions apply, are attributable to a permanent establishment maintained by such holder in the United States) are not subject to United States federal withholding tax, but instead generally are subject to United States federal income tax in the same manner as if the Non-United States holder were a United States holder. In order to claim an exemption from the United State federal withholding tax, such Non-United States holder must comply with applicable certification requirements (including, in general, furnishing a properly executed Internal Revenue Service Form W-8ECI (or any successor thereto) or a substitute form). A Non-United States corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Backup Withholding Tax and Information Reporting

      United States Holders. Unless a United States holder is an exempt recipient, such as a corporation, payments with respect to PEPS Units, purchase contracts, notes or Treasury securities, or our common stock acquired under a purchase contract, the proceeds received with respect to a fractional share of our common stock upon the settlement of a purchase contract, and the proceeds received from the sale, exchange or other disposition of PEPS Units, purchase contracts, notes or Treasury securities, or shares of our common stock acquired under a purchase contract, may be subject to information reporting and may also be subject to United States federal backup withholding tax if such United States holder fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. The United States federal backup withholding tax rate for 2003 is 30% (scheduled to be reduced gradually to 28% by the year 2006). If the backup withholding tax applies to a United States holder, such holder may use the amounts withheld as a refund or credit against such holder’s United States federal income tax liability as long as such holder provides certain information to the Internal Revenue Service.

      Non-United States Holders. Payments with respect to PEPS Units, purchase contracts, notes or Treasury securities, or our common stock acquired under a purchase contract, the proceeds received with respect to a fractional share of our common stock upon the settlement of a purchase contract, and the proceeds received from the sale, exchange or other disposition of PEPS Units, purchase contracts, notes or Treasury securities, or shares of our common stock acquired under a purchase contract, may be subject to information reporting and may also be subject to United States federal backup withholding tax, unless a Non-United States holder complies with certification procedures to establish that such holder is not a United States person or is otherwise exempt from information reporting and backup withholding. If backup withholding tax applies to a Non-United States holder, such holder may use the amounts withheld as a refund or credit against such holder’s United States federal income tax liability as long as such holder provides certain information to the Internal Revenue Service.

     Marshall Islands Tax Consequences

      Based on the advice of Watson, Farley & Williams, our Republic of The Marshall Islands counsel, because we and our subsidiaries do not, and we do not expect that we and our subsidiaries will, conduct business or operations in the Republic of The Marshall Islands, and because all documentation related to the offering will be executed outside of the Republic of The Marshall Islands, under current Marshall Islands law no taxes or withholding will be imposed by the Republic of The Marshall Islands on distributions made to holders of the PEPS Units and shares of our common stock acquired under a purchase contract, or on the notes and Treasury securities that are or may be components of a PEPS Unit, so long as such persons do not reside in, maintain offices in, nor engage in business in the Republic of The Marshall Islands. Furthermore, no stamp, capital gains or other taxes will be imposed by the Republic of The Marshall Islands on the purchase, ownership or disposition by such persons of the PEPS Units and shares of our common stock acquired under a purchase contract, and the notes and Treasury securities that are or may be components of a PEPS Unit. Such persons will also not be required by the Republic of The Marshall Islands to file a tax return in connection with the purchase, ownership or disposition by such persons of the PEPS Units and shares of our common stock acquired under a purchase contract, and the notes and Treasury securities that are or may be components of a PEPS Unit, or in respect of any distributions made in respect thereof.

     Bahamian Tax Consequences

      Based on the advice of Graham, Thompson & Co., Bahamian counsel to the Company, under current Bahamian law no taxes or withholdings will be imposed by the Commonwealth of the Bahamas on distributions made in respect of the PEPS Units or the underlying common stock and no stamp, capital gains or other taxes will be imposed by the Commonwealth of the Bahamas on the ownership or disposition of the PEPS Units or the underlying common stock, as there are no personal income or corporation taxes, capital gains taxes or death duties in the Commonwealth of the Bahamas. Holders of the PEPS Units or the underlying common stock will not be required by the Commonwealth of the Bahamas to file a tax return in connection with the ownership or disposition of the PEPS Units or the underlying common stock, or the receipt of any distributions made in respect of the common stock. In addition, no taxes or withholding will be imposed by the Commonwealth of the Bahamas on payments to be made in respect of the notes.

REGULATION

      Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact they may have on the resale price or useful life of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may have a material adverse effect on our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of our vessels will depend upon a number of factors, we believe that we have been and will be able to obtain all permits, licenses and certificates material to the conduct of our operations.

      We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will impose greater inspection and safety requirements on all vessels in the tanker market and will accelerate the scrapping of older vessels throughout the industry.

International Maritime Organization

      On March 6, 1992, the International Maritime Organization adopted regulations that set forth new and upgraded requirements for pollution prevention for tankers. These regulations, which went into effect on July 6, 1995 in many jurisdictions in which our tanker fleet operates, provide that:

•	tankers between 25 and 30 years old must be of double-hull construction or of a mid-deck design with double side construction, unless they have wing tanks or double-bottom spaces, not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull, or are capable of hydrostatically balanced loading which ensures at least the same level of protection against oil spills in the event of collision or stranding;

•	tankers 30 years old or older must be of double-hull construction or mid-deck design with double-side construction; and

•	all tankers will be subject to enhanced inspections.

      Also, under International Maritime Organization regulations, a tanker must be of double-hull construction or a mid-deck design with double side construction or be of another approved design ensuring the same level of protection against oil pollution in the event that such tanker (a) is the subject of a contract for a major conversion or original construction on or after July 6, 1993, (b) commences a major conversion or has its keel laid on or after January 6, 1994, or (c) completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

      On April 27, 2001, the International Maritime Organization revised its regulations relating to prevention of pollution from tankers. These regulations, which took effect on September 1, 2002, generally provide that single-hull tankers must be phased out between 2003 and 2015. These regulations identify three categories of single-hull tankers, which include double-bottom and double-side tankers:

•	“Category 1 oil tanker” means any oil tanker of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which does not have segregated ballast tanks;

•	“Category 2 oil tanker” means any oil tanker of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which has segregated ballast tanks; and

•	“Category 3 oil tanker” means an oil tanker of 5,000 dwt and above but less than the tonnage specified for Category 1 and 2 oil tankers.

      All of the non-double-hull tankers we operate are Category 2 oil tankers. As illustrated in the following table, the new regulations provide for the phase-out on a rolling basis of Category 1 single-hull oil tankers by 2007 and of Category 2 oil tankers by 2015.

Phase-Out Dates For Single-Hull Tankers

Category of Oil Tanker	Year to be Removed from Service

Category 1	2003 for ships delivered in 1973 or earlier
2004 for ships delivered in 1974 and 1975
2005* for ships delivered in 1976 and 1977
2006* for ships delivered in 1978, 1979 and 1980
2007* for ships delivered in 1981 or later

Category 2	2003 for ships delivered in 1973 or earlier
2004 for ships delivered in 1974 and 1975
2005 for ships delivered in 1976 and 1977
2006 for ships delivered in 1978 and 1979
2007 for ships delivered in 1980 and 1981
2008 for ships delivered in 1982
2009 for ships delivered in 1983
2010* for ships delivered in 1984
2011* for ships delivered in 1985
2012* for ships delivered in 1986
2013* for ships delivered in 1987
2014* for ships delivered in 1988
2015* for ships delivered in 1989 or later

Category 3	2003 for ships delivered in 1973 or earlier
2004 for ships delivered in 1974 and 1975
2005 for ships delivered in 1976 and 1977
2006 for ships delivered in 1978 and 1979
2007 for ships delivered in 1980 and 1981
2008 for ships delivered in 1982
2009 for ships delivered in 1983
2010 for ships delivered in 1984
2011 for ships delivered in 1985
2012 for ships delivered in 1986
2013 for ships delivered in 1987
2014 for ships delivered in 1988
2015 for ships delivered in 1989 or later

*	Subject to compliance with Condition Assessment Scheme Survey.

     However, under certain conditions, Category 2 and Category 3 oil tankers may continue in operation beyond the date set forth in the table above. Category 2 and Category 3 oil tankers fitted with double bottoms or double sides may continue in service until 25 years after their delivery date. Category 2 or 3 oil tankers that are single hull may continue in service until 25 years after their delivery date or 2017, whichever is earlier, if fitted with wing tanks or double bottoms or operated with hydrostatically balanced loading. Category 1 oil tankers over 25 years old must have wing tanks or double bottoms or operate with hydrostatically balanced loading. However, a port state may declare that it does not accept entry of such vessels after their phase-out date. The European Union, Cyprus and Malta have already declared that they will not permit the entry of such vessels.

      Vessels must pass a Condition Assessment Scheme Survey after 2005 for Category 1 oil tankers, and after 2010 for Category 2 oil tankers. The Conditional Assessment Scheme Survey includes surveys of the hull structure, including cargo tanks, pump rooms, cofferdams, pipe tunnels, void spaces within the cargo area and all ballast tanks.

      Under the current International Maritime Organization regulations, our vessels will be able to operate for substantially all of their respective economic lives before being required to have double-hulls. Although 21 of our vessels are over 15 years old (including the eight oil/bulk/ore carriers we acquired in the Bona acquisition), IMO regulations do not require any of our vessels to be phased-out until 2007. However, compliance with the regulations regarding inspections of all vessels may adversely affect our operations. We cannot at the present time evaluate the likelihood or magnitude of any such adverse effect on our operations due to uncertainty of interpretation of the International Maritime Organization regulations.

      The operation of our vessels is also affected by the requirements set forth in the International Maritime Organization’s International Management Code for the Safe Operation of Ships and Pollution Prevention (the “ISM Code”). The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject that party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. Currently, each of our applicable vessels is ISM code-certified. However, we cannot assure that such certification will be maintained indefinitely.

The United States Oil Pollution Act of 1990 (“OPA 90”)

      OPA 90 established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA 90 affects all owners and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in U.S. waters, which include the U.S. territorial sea and its two hundred nautical mile exclusive economic zone.

      Under OPA 90, vessel owners, operators and bareboat (or “demise”) charterers are “Responsible Parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. These other damages are defined broadly to include:

•	natural resources damages and the costs of assessment thereof;

•	real and personal property damages;

•	net loss of taxes, royalties, rents, fees and other lost revenues due to property or natural resources damage;

•	lost profits or impairment of earning capacity due to property or natural resources damage;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

•	loss of subsistence use of natural resources.

      OPA 90 limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). These limits of liability would not apply if the incident was proximately caused by violation of applicable United States federal safety, construction or operating regulations or by the Responsible Party’s gross negligence or willful misconduct, or if the Responsible Party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. We currently plan to continue to maintain for each of our vessels pollution liability coverage in the amount of $1 billion per incident through protection and indemnity clubs. A catastrophic spill could exceed the coverage available, which could materially adversely affect our business, financial condition and results of operations.

      Under OPA 90, with limited exceptions, all newly built or converted tankers operating in United States waters must be built with double hulls, and existing vessels that do not comply with the double hull requirement must be phased out over a 20-year period (1995-2015) based on size, age and hull construction. Vessels with double sides and double bottoms are granted an additional five years of service life before being phased out. Of our vessels, 21 are over 15 years old (including the eight oil/bulk/ore carriers we acquired in the Bona acquisition). Two of those vessels are double hull and sixteen have double sides or double bottoms, the oldest of which would not be phased out until 2009. Our oldest single-hull tanker is part of our shuttle tanker fleet and does not trade in the United States. Notwithstanding the phase out period, OPA 90 currently permits existing single-hull tankers to operate until the year 2015 if their operations within United States waters are limited to discharging at the Louisiana Off-shore Oil Platform, or off-loading by means of lightering activities within authorized lightering zones more than 60 miles offshore.

      OPA 90 requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90. In December 1994, the U.S. Coast Guard implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the Comprehensive Environmental Response, Compensation, and Liability Act liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA 90, an owner or operator of a fleet of tankers is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the tanker in the fleet having the greatest maximum limited liability under OPA 90.

      The U.S. Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility; and, in the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations that had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major protection and indemnity organizations, declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses.

      The U.S. Coast Guard’s financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the U.S. Coast Guard regulations by providing a financial guaranty from a related company evidencing sufficient self-insurance for most of our vessels trading into the United States. For other vessels in our fleet trading to the United States, we provide guaranties through self-insurance or obtain such guaranties from third party insurers.

      OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states in the United States have enacted legislation providing for unlimited liability for oil spills. We intend to comply with all applicable and implemented state regulations in the ports where our vessels call.

      Owners or operators of tankers operating in United States waters are required to file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their Coast Guard approved plans. The response plans must, among other things:

•	address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge;”

•	describe crew training and drills; and

•	identify a qualified individual with full authority to implement removal actions.

      We have filed vessel response plans with the U.S. Coast Guard for the tankers we own and have received approval of such plans for all vessels in our fleet that operate in United States waters.

Environmental Regulation— Other Environmental Initiatives

      The European Union is considering legislation that will affect the operation of tankers and the liability of owners for oil pollution. It is impossible to predict what legislation, if any, may be promulgated by the European Union or any other country or authority.

      In response to the environmental contamination caused by the sinking of the tanker Prestige, the European Transport Commission issued a proposal on December 20, 2002, that would, among other things, accelerate the phasing out of single-hull oil tankers and prohibit the transport to or from European Union ports of heavy grades of oil on single-hull tankers. Member countries are currently examining the proposal and consulting with affected parties. The European Transport Council is scheduled to meet on March 27, 2003, to vote on the proposal. Although individual European Union members are not currently required to implement such proposal, Spain has issued a Royal decree banning the transport of heavy oils on single-hull tankers, and there are indications that Portugal and Italy may unilaterally implement similar measures. Some other countries, including the United States, Japan and Australia, are also considering revisions to their existing pollution regulations applicable to tankers. The proposed regulations may be amended before they are adopted, if at all.

      Although the United States is not a party, many countries have ratified and follow the liability scheme adopted by the International Maritime Organization and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (the “CLC”), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel’s registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Approximately one-quarter of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $3.8 million plus approximately $528 per gross registered ton above 5,000 gross tons with an approximate maximum of approximately $75 million, with the exact amount tied to a unit of account which varies according to a basket of currencies. Effective November 1, 2003, such limits will be increased to approximately $5.8 million plus approximately $807 per gross registered ton above 5,000 gross tons, up to 140,000 gross tons. The right to limited liability is forfeited under the CLC where the spill is caused by the owner’s actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

      In addition, the International Maritime Organization, various countries and states, such as Australia, the United States and the State of California, and various regulators, such as port authorities, the U.S. Coast Guard and the U.S. Environmental Protection Agency, have either adopted legislation or regulations, or are separately considering the adoption of legislation or regulations, aimed at regulating the discharge of ballast water as a potential pollutant.

TAXATION OF TEEKAY

      The following discussion is a summary of the principal United States, Bahamian, Bermudian, Marshall Islands and Norwegian tax laws applicable to us. The following discussion of tax matters, as well as the conclusions regarding certain issues of tax law that are reflected in such discussion, are based on current law and upon the advice received by us from our counsel. This advice is based, in part, on representations made by our officers, some of which relate to anticipated future factual matters and circumstances. No assurance can be given that changes in or interpretation of existing laws will not occur or will not be retroactive or that anticipated future factual matters and circumstances will in fact occur. Our views and those of our counsel have no binding effect or official status of any kind, and no assurance can be given that the conclusions discussed below would be sustained if challenged by taxing authorities.

United States Taxation

      The following discussion is based on the advice of Seward & Kissel, LLP, special United States tax counsel to us. The following discussion is based upon the provisions of the Code, existing and proposed U.S. Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this prospectus.

      Teekay has made special U.S. tax elections in respect of each of its vessel-owning or vessel-operating subsidiaries that are potentially subject to U.S. tax as a result of deriving income attributable to the transportation of cargoes to or from the United States. No such U.S. tax elections have been made by Teekay in respect of its vessel-owning or vessel-operating subsidiaries that operate exclusively outside the United States because these subsidiaries are not subject to U.S. tax.

      The effect of the special U.S. tax elections is to ignore or disregard the subsidiaries, for which elections have been made, as separate taxable entities from that of their parent, Teekay. Therefore, for purposes of the ensuing U.S. tax discussion, Teekay, and not the subsidiaries subject to this election, will be treated as the owner or operator of the vessels.

Taxation of Our Shipping Income: In General

      We anticipate that Teekay will derive substantially all of its gross income from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, hire or lease from time or voyage charters and the performance of services directly related thereto, which we refer to as “shipping income.”

      Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. Teekay does not engage in transportation that gives rise to 100% U.S. source income.

      Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping Income derived from sources outside the United States will not be subject to U.S. federal income tax.

      Based upon Teekay’s anticipated shipping operations, Teekay’s vessels will operate in various parts of the world, including to or from U.S. ports. Unless exempt from U.S. taxation under Section 883 of the Code, Teekay will be subject to U.S. federal income taxation, in the manner discussed below, to the extent its shipping income is considered derived from sources within the United States.

      In the nine months ended September 30, 2002 and the year ended December 31, 2001, approximately 36.2% and 36.0%, respectively, of Teekay’s shipping income was attributable to the transportation of cargoes either to or from a U.S. port. Accordingly, 18.1% and 18.0%, respectively, of Teekay’s shipping income would be treated as derived from U.S. sources for such nine-month period and the year ended December 31, 2001, respectively. In the absence of exemption from tax under Section 883, Teekay would have been subject to a 4% tax on its gross

U.S. source shipping income equal to approximately $4.1 million for the nine months ended September 30, 2002 and $7.5 million for the year ended December 31, 2001.

Application of Code Section 883

      Under Section 883 of the Code, Teekay will be exempt from U.S. taxation on its U.S. source shipping income if:

(i)	Teekay is organized in a qualified foreign country which is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883 and which we refer to as the “country of organization requirement”; and

(ii)	Teekay can satisfy any one of the following three (3) stock ownership requirements:

•	more than 50% of Teekay’s stock, in terms of value, is beneficially owned by individuals who are residents of a qualified foreign country, which we refer to as the “beneficial ownership requirement”;

•	Teekay is a “controlled foreign corporation” within the meaning of Section 957 of the Code and more than 50% of our shipping income is includible in the gross income of U.S. persons that own 10% or more of our stock, which we refer to as the “CFC requirement”; or

•	Teekay’s stock is “primarily and regularly” traded on an established securities market located in the United States, which we refer to as the “publicly-traded requirement”;

      The U.S. Treasury Department has recognized the Marshall Islands, Teekay’s country of incorporation, as a qualified foreign country. Accordingly, we satisfy the country of organization requirement.

      Therefore, Teekay’s eligibility to qualify for exemption under Section 883 is wholly dependent upon Teekay being able to satisfy one of the three (3) stock ownership requirements.

      Proposed regulations interpreting Section 883 were promulgated by the U.S. Treasury Department in August 2002, which we refer to as the “proposed regulations.” These regulations superseded and replaced in their entirety the regulations initially proposed interpreting Section 883 promulgated by the U.S. Treasury Department in February 2000.

      The proposed regulations will apply to taxable years beginning thirty days or more after the date the regulations are published as final regulations in the Federal Register. As a result, such regulations will not be effective for calendar year taxpayers like us until the calendar year 2004 at the earliest. At this time, it is unclear when the proposed regulations will be finalized and whether they will be finalized in their present form. For purposes of the ensuing discussion, however, we have assumed that the proposed regulations will be finalized in their current form without change.

      Based on the current ownership of Teekay’s stock, we believe Teekay’s ability to satisfy the beneficial ownership requirement will prove to be problematic since we do not believe that Teekay can document, as required by the proposed regulations, more than 50% of its stock is owned by individuals who are residents of qualified foreign countries, who we refer to as “qualified shareholders.” Furthermore, Teekay is unable to satisfy the CFC requirement since it is currently not a controlled foreign corporation, which we refer to as “CFC,” within the meaning of Section 957 of the Code, and we do not anticipate that Teekay will become a CFC based on the current ownership of its stock by U.S. persons. A CFC is a foreign corporation more than 50% of the stock of which, by vote or by value, is actually or constructively owned by one or more U.S. persons, each of whom owns 10% or more of the total voting power of such stock.

      In respect of the publicly-traded requirement, the proposed regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares that are traded during any taxable year on that market exceeds the number of shares traded during that year on any other established securities market. At present, the sole class of stock of Teekay that is issued and outstanding is its common stock, and its common shares are listed only on The New York Stock

Exchange, or NYSE. Since the NYSE is an established securities market in the United States, Teekay is able to satisfy the “primarily traded” requirement.

      The proposed regulations further provide that stock will generally be considered to be “regularly traded” on an established securities market if:

•	stock representing more than 50% of the issuer’s outstanding classes of stock, by voting power and value, is listed on such market, which we refer to as the “50% listing threshold”; and

•	with respect to the class of stock relied on to satisfy the 50% listing threshold:

•	such class of stock is traded on such market, other than in de minimis quantities, on at least 60 days during the taxable year, or 1/6 of the days in a short taxable year, which we refer to as the “trading frequency threshold”; and

•	the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year, or as appropriately adjusted in the case of a short taxable year, which we refer to as the “trading volume threshold.”

      Teekay currently satisfies the 50% listing threshold since all its common stock is listed on the NYSE. Furthermore, Teekay’s common stock is currently traded on the NYSE at a level sufficient to satisfy the trading frequency and trading volume thresholds. Even if this were not the case, the proposed regulations provide that the trading frequency threshold and the trading volume threshold will be deemed satisfied if stock is traded on an established securities market in the United States and the stock is regularly quoted by dealers making a market in the stock, which we refer to as the “U.S. securities market exception.” Teekay’s common stock is currently regularly quoted on the NYSE by one or more dealers that make a market in its common stock and we anticipate that this will continue to be the case. Therefore, Teekay’s common stock would also be considered to be “regularly traded” based on the U.S. securities market exception.

      Notwithstanding the foregoing, the proposed regulations provide, in pertinent part, that Teekay’s stock will not be considered to be regularly traded on an established securities market for any taxable year in which 50% or more of its stock is actually or constructively owned within the meaning of the proposed regulations, at any time during the year, by persons who each own 5% or more of its stock, which we refer to as the “5% override rule.”

      For purposes of being able to determine the persons who own 5% or more of Teekay’s stock, which we refer to as “5% shareholders,” the proposed regulations permit Teekay to rely on those persons which are identified on Form 13G filings with the United States Securities and Exchange Commission, or the “SEC,” as having a 5% or more beneficial interest in Teekay’s common stock. The proposed regulations further provide that an investment company identified on a SEC Form 13G filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% shareholder if no person actually or constructively owns 5% or more of the outstanding interests of the investment company and 5% or more of the value of Teekay’s common stock, which we refer to as the “investment company exception.”

      In the event the 5% override rule is triggered based on its “at any time during the year” standard, the proposed regulations provide that the 5% override rule will not apply for such year if Teekay can establish that among the closely-held group of 5% shareholders, there are sufficient 5% shareholders that are considered to be qualified shareholders for purposes of Section 883 to preclude non-qualified 5% shareholders in the closely-held group from owning 50% or more of Teekay’s stock for more than half the number of days during such year, which we refer to as the “5% override rule exemption.”

      Based on the 5% shareholders currently identified on SEC Form 13G filings or otherwise known to it, Teekay would presently be subject to the 5% override rule unless one 5% shareholder is able to qualify for the investment company exception. To date, Teekay has been unable to obtain the necessary information to determine whether or not such 5% shareholder qualifies for this exception. Furthermore, if Teekay were subject to the 5% override rule, it is not clear that Teekay would be able to qualify for the 5% override rule exemption based on the proposed regulations as currently drafted.

      In response to an invitation for public comment on the proposed regulations from the U.S. Treasury Department, we submitted written comments requesting certain modifications be made to the 5% override rule, the 5% override rule exemption which, if accepted and reflected in the final regulations, would render Teekay not subject to the 5% override rule based on its existing shareholdings. However, no assurance can be given that our proposed modifications will ultimately be accepted and reflected in the final regulations or that, even if the modifications are accepted, future changes or shifts in the ownership of Teekay’s stock would not subject it to the 5% override rule and thereby preclude Teekay from qualifying for exemption under Section 883.

      Until the proposed regulations are promulgated in final form and come into force, however, Teekay intends to take the position on its U.S. tax return filings that it satisfies the publicly-traded requirement and thereby qualifies for exemption from tax under Section 883 in respect of its U.S. source shipping income.

      To the extent Teekay is unable to qualify for exemption from tax under Section 883, Teekay’s U.S. source shipping income will become subject to the 4% gross basis tax regime or, alternatively, to the net basis and branch tax regime described below.

Taxation in Absence of Internal Revenue Code Section 883 Exemption

4% Gross Basis Tax Regime

      To the extent the benefits of Section 883 are unavailable with respect to any item of U.S. source income, Teekay’s U.S. source shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as discussed below, would be subject to a 4% tax imposed by Code Section 887 on a gross basis, without benefit of deductions. Since under the sourcing rules described above, no more than 50% of Teekay’s shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on Teekay’s shipping income would never exceed 2% under the 4% gross basis tax regime.

Net Basis and Branch Tax Regime

      To the extent the benefits of the Section 883 exemption are unavailable and Teekay’s U.S. source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S. source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, Teekay may be subject to the 30% “branch-level” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.

      Teekay’s U.S. source shipping income will be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	Teekay has, or is considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•	Substantially all of Teekay’s U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

      Currently, we do not intend to have, or permit circumstances that would result in having, any of Teekay’s vessels operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of Teekay’s shipping operations and other activities described in this Prospectus Supplement, we believe that none of Teekay’s U.S. source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

     Gain on Sale of Vessels

      To the extent any of Teekay’s vessels makes more than an occasional voyage to U.S. ports, Teekay may be considered to be engaged in the conduct of a U.S. trade or business. As a result, except to the extent the gain on the sale of a vessel is incidental to Teekay’s shipping income, any U.S. source gain on the sale of a vessel may be partly or wholly subject to U.S. federal income tax as “effectively connected” income (determined under rules different from those discussed above) under the net basis and branch tax regime described above. To the extent circumstances permit, we intend to structure sales of Teekay’s vessels in such a manner, including effecting the sale and delivery of vessels outside of the United States, as to not give rise to U.S. source gain.

Bahamian Taxation

      Based on the advice of Graham, Thompson & Co., our Bahamian counsel, we and our subsidiaries will not be subject to taxation under the laws of the Bahamas, and distributions by our subsidiaries to us also will not be subject to any Bahamian tax.

Bermudian Taxation

      Based on the advice of Appleby Spurling & Kempe, our Bermudian counsel, we and our subsidiaries will not be subject to taxation under the laws of Bermuda, and distributions by our subsidiaries to us also will not be subject to any Bermudian tax.

Marshall Islands Taxation

      Based on the advice of Watson, Farley & Williams, our Republic of Marshall Islands counsel, because we and our subsidiaries do not, and we do not expect that we and our subsidiaries will, conduct business or operations in the Republic of the Marshall Islands, we and our subsidiaries will not be subject to taxation under the laws of the Republic of the Marshall Islands, and distributions by our subsidiaries to us will not be subject to Marshall Islands tax.

Norwegian Taxation

      The following discussion is based on the advice of Thommessen Krefting Greve Lund, our Norwegian counsel, and the tax laws of Norway and regulations, rulings and judicial decisions thereunder, all as in effect as of the date of this prospectus and subject to possible change on a retroactive basis. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Norwegian income tax considerations applicable to UNS.

      In December 1996, Norway introduced a new regime for the taxation of the shipping industry. If a company meets certain requirements, it may choose to be taxed according to this regime, which results in deferral of taxation for income related to shipping activities until the accumulated untaxed profits are distributed to shareholders outside the regime or upon the company’s exit from the regime. A company within the regime will, however, be liable to pay without the benefit of deferral a 28% tax on investment income and a tonnage tax based on the registered tonnage of its fleet. The rates for tonnage tax are set annually by the Norwegian parliament. To the extent the debt in average during an income year is below 50% of the assets, a deemed interest factor will be added to the company’s taxable income.

      To qualify for the shipping taxation regime, the shipping activities of UNS have been separated from other activities, such as management functions. While UNS as the parent company does not qualify under the shipping tax regime, Ugland Nordic Investment AS, a wholly owned subsidiary of UNS, owns the assets and companies engaged in shipping activities (the “Qualifying Company”). These companies engaged in shipping activities constitute “shipping companies” under the tax regime and has been assessed as such in recent years including 2001 by the revenue authorities. Under the regime, the shipping companies may not have employees; consequently, all service and management functions must be obtained from a related or unrelated entity that is separate from the shipping companies. Intra-group services are required to be priced in accordance with market terms and UNS is subject to a 28% non-deferred tax with respect to the net income of any management and other services it provides.

      If the Qualifying Company were to cease to qualify for the shipping company tax regime, it would be taxed on its accumulated untaxed profits and gains, taking into account both value appreciations and retained earnings during the period it has been under the regime and any deferred tax positions that may have been transferred to the Qualifying Company upon entry into the regime. The Qualifying Company would cease to qualify under the regime if any of the shipping companies disposed of all of its vessels and/or ownership interests in other shipowning companies qualifying under the tax regime and the proceeds from such sale were not reinvested in a shipowning company qualifying under the tax regime or a replacement vessel, or an agreement to build a replacement vessel were not entered into within a year from the sale.

      To the extent untaxed profits are distributed from the Qualifying Company to shareholders outside the regime, which would include dividends or other distributions paid by the Qualifying Company to UNS, the Qualifying Company will be taxed at a rate of 28% of the distributed amount as grossed-up for such taxes. Further, dividends paid from UNS to a non-Norwegian shareholder will be subject to a Norwegian withholding tax of 25%, unless a lower tax has been agreed upon in an applicable tax treaty.

      We record deferred taxes under the Norwegian shipping tax regime on our consolidated financial statements in accordance with accounting principles generally accepted in the United States. See Note 1 to our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2001, which is incorporated by reference into the accompanying prospectus.

UNDERWRITERS

      Under the terms and subject to the conditions contained in an underwriting agreement between us and Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc. dated as of the date of this prospectus supplement, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, severally, at a discount to the public offering price as indicated on the cover of this prospectus supplement, the respective number of PEPS Units set forth opposite their names.

Number of
Name	PEPS Units

Morgan Stanley & Co. Incorporated	3,000,000
Salomon Smith Barney Inc.	2,000,000

Total	5,000,000

      The underwriters are offering the PEPS Units subject to their acceptance of the PEPS Units from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the PEPS Units are conditioned upon the delivery of legal opinions by their counsel and to certain other conditions. The underwriters are obligated to purchase all the PEPS Units, other than those covered by the underwriters’ over-allotment option, if any are purchased.

      The underwriters initially propose to offer part of the PEPS Units directly to the public at the public offering price set forth on the cover page of this prospectus supplement. The underwriters may also offer the PEPS Units to securities dealers at a price that represents a concession not in excess of $0.45 per PEPS Unit. After the initial offering of the PEPS Units, the offering price and other selling terms may from time to time be changed by the underwriters.

      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an additional 750,000 PEPS Units at the public offering price on the cover page of this prospectus supplement less underwriting discounts and commissions. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. If the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional PEPS Units as the number set forth next to the underwriter’s name in the preceding table bears to the total number of PEPS Units offered by the underwriters.

      The following table shows the per unit and total offering price, the underwriting discounts and commissions to be paid by us to the underwriters and the proceeds before expenses to us. The information is presented assuming either no exercise or full exercise by the underwriters of the over-allotment option.

	Per PEPS Unit	Without Option	With Option

Offering Price	$25.00	$125,000,000	$143,750,000
Underwriting discount and commissions	$0.75	$3,750,000	$4,312,500
Proceeds, before expenses, to us	$24.25	$121,250,000	$139,437,500

      We, our executive officers and certain of our directors and shareholders, have agreed with the underwriters that, without the prior written consent of Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc., we will not during the period ending 90 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any PEPS Units, purchase contracts or common shares or any securities convertible into or exercisable or exchangeable for the PEPS Units, purchase contracts or common shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the PEPS Units, purchase contracts or common shares,

whether any such transaction described above is to be settled by delivery of common shares or such other securities, in cash or otherwise. The foregoing sentence shall not apply to:

•	the sale of any PEPS Units to the underwriters pursuant to the underwriting agreement;

•	the sale or issuance by us of shares of common stock pursuant to employee benefit, option or stock repurchase plans;

•	issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus supplement of which the underwriters have been advised in writing;

•	except in our case, transactions relating to common shares or other securities acquired in open market transactions after the completion of the offering contemplated herein; or

•	dispositions of shares or our common stock or other securities issued by us by gift to members of our directors’ or officers’ immediate families, to trusts established for the benefit of members of our directors’ or officers’ immediate families, or to charitable organizations (provided that any such person, trust, or charitable organization agrees as a condition to receiving such gifts to be bound by the terms of the foregoing sentence).

      Prior to this offering, there has been no public market for the PEPS Units. The PEPS Units have been approved for listing on the New York Stock Exchange, subject to official notice of issuance. The underwriters have advised us that they presently intend to make a market in the PEPS Units prior to the commencement of trading on the New York Stock Exchange. The underwriters are not obligated to make a market in the PEPS Units, however, and may discontinue market making activities at any time without notice. No assurance can be given as to the liquidity of any trading market for the PEPS Units.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933 and to contribute to payments the underwriters may be required to make under the Securities Act.

      To facilitate the offering of the PEPS Units, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the PEPS Units. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the PEPS Units for their own account. A short sale is covered if the short position is no greater than the number of PEPS Units available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing PEPS Units in the open market. In determining the source of PEPS Units to close out a covered short sale, the underwriters will consider, among other things, the open market price of the PEPS Units compared to the price available under the over-allotment option. The underwriters may also sell PEPS Units in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing PEPS Units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the PEPS Units in the open market after pricing that could adversely affect investors who purchase PEPS Units in the offering. As an additional means of facilitating the offering of PEPS Units, the underwriters may bid for and purchase these PEPS Units in the open market to stabilize the price of these PEPS Units. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the PEPS Units in the offering, if the syndicate repurchases previously distributed PEPS Units in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the PEPS Units above independent market levels or prevent or retard a decline in the market price of the PEPS Units. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

      We estimate that our expenses for this offering, not including the underwriting discounts and commissions, will be approximately $1 million.

      Certain of the underwriters and their affiliates have provided, from time to time and may provide in the future, investment banking, commercial banking and other services to us. They have received customary fees and expenses for these transactions.

LEGAL MATTERS

      The validity of the common stock underlying the purchase contracts and certain other legal matters under Marshall Islands law will be passed upon for us by our Marshall Islands counsel, Watson, Farley & Williams, New York, New York. The validity of the purchase contracts and the notes under New York law and certain other legal matters will be passed upon for us by our United States counsel, Perkins Coie LLP, Portland, Oregon. Perkins Coie LLP may rely on the opinions of Watson, Farley & Williams for all matters of Marshall Islands law. Certain other legal matters will be passed upon for us by Seward & Kissel, LLP, New York, New York, as to U.S. tax law, by Graham, Thompson & Co., Nassau, the Bahamas, as to Bahamian law, by Appleby Spurling & Kempe, Hamilton, Bermuda, as to Bermudian law, and by Thommessen Krefting Greve Lund, Oslo, Norway, as to Norwegian law. Certain matters in connection with the offering will be passed upon for the underwriters by Shearman & Sterling, Menlo Park, California as to United States law.

EXPERTS

      The consolidated financial statements and schedule of Teekay and its subsidiaries appearing in Teekay’s Annual Report on Form 20-F filed with the SEC on March 29, 2002, as of December 31, 2001 and 2000, and for the fiscal years ended December 31, 2001 and 2000, and the nine months ended December 31, 1999, have been audited by Ernst & Young LLP, independent chartered accountants, as set forth in their report thereon included therein and incorporated herein by reference, which report, as to the year 2001, is based in part on the report of Deloitte & Touche, independent auditors. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

      With respect to the unaudited consolidated interim financial information and schedule for each of the three-month periods ended March 31, 2002, June 30, 2002 and September 30, 2002 incorporated by reference in this prospectus supplement, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports, included in Teekay’s Report on Form 6-K for each of the quarterly periods listed above and incorporated herein by reference, state that they did not audit and they do not express an opinion on the unaudited consolidated interim financial information and schedule. Accordingly, the degree of reliance on their reports on such information should be restricted considering the limited nature of the review procedures applied. Ernst & Young LLP are not subject to the liability provisions of Section 11 of the U.S. Securities Act of 1933 for their reports on the unaudited consolidated interim financial information and schedule because the reports are not a “report” or a “part” of the registration statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Securities Act of 1933.

PROSPECTUS

$500,000,000

TEEKAY SHIPPING CORPORATION

Common Stock

Preferred Stock
Warrants
Stock Purchase Contracts
Stock Purchase Units
Debt Securities

          We may offer common stock, preferred stock, warrants, stock purchase contracts, stock purchase units or debt securities from time to time. When we decide to sell a particular class or series of securities, we will provide specific terms of the offered securities in a prospectus supplement. The securities offered by this prospectus will have an aggregate public offering price of up to $500,000,000.

          We may sell these securities directly or to or through underwriters or dealers, and also to other purchasers through agents. The names of any underwriters or agents will be set forth in an accompanying prospectus supplement.

          You should read this prospectus and any prospectus supplement carefully before you invest. We may not use this prospectus to sell securities unless it includes a prospectus supplement.

          Our common stock is traded on the New York Stock Exchange under the symbol “TK.” On January 16, 2003, the closing sale price of our common stock as quoted on the New York Stock Exchange was $43.16 per share.

          Our principal executive headquarters are located at TK House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59213, Nassau, The Bahamas. Our telephone number at such address is (242) 502-8820. Our principal operating office is located at Suite 2000, Bentall Five, 550 Burrard Street, Vancouver, B.C. Canada V6C 2K2. Our telephone number at such address is (604) 683-3529.

          Investing in our securities involves risks. You should carefully consider the risk factors set forth in the applicable supplement to this prospectus before investing in any securities that may be offered. See “Risk Factors” on page 4.

          Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated January 17, 2003.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement we filed with the SEC using a shelf registration process. Under this shelf process, we may sell the common stock, preferred stock, warrants, stock purchase contracts, stock purchase units or debt securities described in this prospectus in one or more offerings up to a total dollar amount of $500,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the offered securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should read carefully both this prospectus and any prospectus supplement together with additional information described below.

      This prospectus does not contain all the information provided in the registration statement we filed with the SEC. For further information about us or the securities offered hereby, you should refer to that registration statement, which you can obtain from the SEC as described below under “Where You Can Find More Information.”

      In this prospectus we use the terms “Teekay,” “we,” “us” and “our” to refer to Teekay Shipping Corporation, a Marshall Islands corporation. Unless otherwise indicated, all dollar references in this prospectus are to U.S. dollars and financial information presented in this prospectus is prepared in accordance with accounting principles generally accepted in the United States.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual and special reports and other information with the SEC. You can read and copy any materials we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports and other information we file electronically with the SEC, which you can access at http://www.sec.gov. In addition, you can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      We have filed with the SEC a registration statement on Form F-3 under the Securities Act of 1933. This prospectus, which forms a part of the registration statement, does not contain all of the information in the registration statement, as permitted by SEC rules and regulations. You may inspect and copy the registration statement, including exhibits, at the SEC’s public reference facilities or its Internet site. Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

      The SEC allows us to “incorporate by reference” into this prospectus information we file with the SEC. This means we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered a part of this prospectus, except for any information superseded by information in this prospectus or any prospectus supplement, and information that we file subsequently with the SEC may automatically update and supersede the information in this prospectus or the prospectus supplement, including information previously incorporated by reference. We incorporate by reference the documents listed below:

•	our Annual Report on Form 20-F for the year ended December 31, 2001, filed on March 29, 2002;

•	our Reports on Form 6-K filed on April 2, May 15, August 14, November 14, and December 16, 2002, respectively;

•	the “Description of Securities to be Registered” contained in our Registration Statement on Form 20-F filed on July 13, 1995, including any amendments or reports filed for the purpose of updating such description;

•	all other Reports on Form 20-F that we file after the date of this prospectus; and

•	any Reports on Form 6-K that we file after the date of this prospectus that we identify in such Reports as being incorporated by reference into this prospectus.

      You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Teekay Shipping Corporation

c/o Teekay Shipping (Canada) Ltd.
550 Burrard Street, Suite 2000
Vancouver, B.C. CANADA V6C 2K2
Attention: Investor Relations
Telephone: (604) 844-6654

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Our disclosure and analysis in this prospectus, in any prospectus supplement and in the documents incorporated by reference contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding, among other items:

•	our future earnings and other operating results;

•	prospects and trends of the tanker industry;

•	tanker supply and demand;

•	our market share in the Indo-Pacific Basin and Atlantic region Aframax tanker markets and in the world shuttle tanker market;

•	expectations as to funding our future capital requirements;

•	future capital expenditures;

•	our growth strategy and measures to implement our growth strategy;

•	the expected financing, benefits and results of our proposed acquisition of Navion ASA;

•	competition;

•	regulatory matters; and

•	other discussions of future plans and strategies, anticipated developments and other matters that involve predictions of future events.

      Other statements contained in this prospectus, in any prospectus supplement and in the documents incorporated by reference are forward-looking statements and are not based on historical fact, such as statements containing the words “believes,” “may,” “will,” “estimates,” “continue,” “anticipates,” “intends,” “expects” and words of similar import.

      These forward-looking statements are subject to risks, uncertainties and assumptions, including those risks discussed in “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in any prospectus supplement, and those risks discussed in documents incorporated by reference and in other reports we file with the SEC. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

      Actual results may differ materially from those projected in forward-looking statements. Although we believe that our estimates are reasonable, you should not unduly rely on these estimates, which are based on our current expectations. Factors that could cause actual results to differ materially include:

•	the cyclical nature of the tanker industry and its dependence on oil markets;

•	the supply of tankers available to meet the demand for transportation of petroleum products;

•	our potential inability to close our proposed acquisition of Navion ASA and our potential inability to integrate effectively the operations of Navion or any other future acquisition with our own;

•	our substantial dependence on spot oil voyages;

•	environmental and other regulations;

•	the impact on the tanker industry of significant oil spills or similar events;

•	possible disruption in commercial activities due to threatened or actual terrorist activity and armed conflict;

•	our potential inability to achieve and manage growth; and

•	the risks discussed in “Risk Factors” or “Special Note Regarding Forward-Looking Statements” in any prospectus supplement, and those risks discussed in documents incorporated by reference and in other reports we file with the SEC, including the factors described in “Factors That May Affect Future Results” in our annual report on Form 20-F filed with the SEC on March 29, 2002.

      We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We do not make any representation, warranty or assurance as to the completeness or accuracy of these projections, and neither express an opinion or any other form of assurance regarding them.

RISK FACTORS

      Investing in the securities to be offered pursuant to this prospectus may involve a high degree of risk. You should carefully consider the important factors set forth under the heading “Risk Factors” in the accompanying prospectus supplement before investing in any securities that may be offered.

SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES

      We and most of our subsidiaries are incorporated in the Republic of the Marshall Islands, and other of our subsidiaries are incorporated in Bermuda, the Bahamas, Canada, Japan, Singapore, Australia, United Kingdom, Norway, India, the Philippines, Liberia and the United States. Most of our directors and executive officers and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our subsidiaries or our directors and officers or to realize against them judgments obtained in United States courts. In addition, you should not assume that courts in countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries are located:

•	would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon civil liabilities provisions of applicable U.S. federal and state securities laws; or

•	would enforce, in original actions, liabilities against us or our subsidiaries based upon these laws.

TEEKAY SHIPPING CORPORATION

      Teekay is a leading provider of international crude oil and petroleum product transportation services through the world’s largest fleet of medium-size oil tankers. We provide transportation services to major oil companies, major oil traders and government agencies worldwide. As of December 31, 2002, our fleet consisted of 102 tankers (including 12 newbuildings, five vessels time-chartered-in and four vessels owned by joint ventures). We believe our Aframax fleet as of such date was approximately three times larger than that of our nearest direct Aframax competitor. Through our acquisition of Ugland Nordic Shipping AS in 2001, we are also the largest owner of shuttle tankers, which engage in the transportation of oil from offshore production platforms to onshore storage and refinery facilities.

      As of December 31, 2002, our fleet (excluding newbuildings) had a total cargo capacity of approximately 9.0 million deadweight tons. As of such date our Aframax tankers represented approximately 12% of the total tonnage of the world Aframax fleet, and our shuttle tankers represented approximately 26% of the total tonnage of the world shuttle tanker fleet.

      The Teekay organization was founded in 1973. Teekay is incorporated under the laws of the Republic of The Marshall Islands.

RECENT DEVELOPMENTS

      We announced on December 16, 2002, that we and Statoil ASA have entered into a definitive agreement under which we will acquire Statoil’s wholly-owned subsidiary, Navion ASA, on a debt-free basis, for approximately $800 million in cash. We anticipate funding the acquisition by drawing on a new credit facility together with available cash or cash generated from operations and drawings on other existing credit facilities. The closing of the transaction is expected to take place in the second quarter of 2003.

      Navion, based in Norway, operates primarily in the shuttle tanker and the conventional crude oil and product tanker markets. Its modern shuttle tanker fleet of nine owned and 17 chartered-in vessels (including four vessels chartered-in from our subsidiary Ugland Nordic Shipping), provides logistical services to Statoil and other oil companies in the North Sea under fixed-rate, long-term contracts of affreightment. Navion’s modern, chartered-in conventional tanker fleet of 12 crude oil tankers and nine product tankers operates primarily in the Atlantic region, providing services to Statoil and other oil companies. In addition, Navion owns two floating storage and off-take vessels currently trading as conventional crude tankers in the Atlantic region, and one gas carrier on long-term charter to Statoil.

      Through a joint venture with Statoil, Navion is responsible for meeting Statoil’s transportation needs for crude oil, condensate and refined petroleum products. As part of this arrangement, Navion has a right of first refusal on Statoil’s oil transportation requirements at the prevailing market rate until December 31, 2007. We believe this arrangement will increase the utilization of our conventional fleet. The acquisition of Navion will also provide added stability to our cash flow and earnings throughout the business cycle, due to the fixed-rate, long-term nature of Navion’s shuttle tanker contracts.

USE OF PROCEEDS

      Unless otherwise indicated in an accompanying prospectus supplement, we expect to use the net proceeds from the sale of securities offered hereby to finance acquisitions and general corporate purposes. General corporate purposes may include capital expenditures, working capital and the repayment of debt. Additional information on the use of net proceeds from the sale of securities offered by this prospectus may be set forth in the prospectus supplement.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

      The following table presents our consolidated ratio of earnings to fixed charges for the periods indicated. We changed our fiscal year end from March 31 to December 31, commencing December 31, 1999, in order to facilitate comparison of our operating results to those of other companies in the transportation industry.

	Nine Months	Fiscal Year Ended
Ended
	September 30,	Dec. 31,	Dec. 31,	Dec. 31,	Mar. 31,	Mar. 31,
	2002	2001	2000	1999	1999(1)	1998

	(unaudited)	(nine months)
Ratio of Earnings to Fixed Charges	1.5x	5.8x	4.6x	0.6x	2.0x	2.3x

(1)	As amended by early adoption of Statement of Financial Accounting Standards No. 145, “Extinguishment of Debt and Capital Lease Modification,” which requires any gain or loss on debt extinguishments to be classified as income or loss from continuing operations, rather than as an extraordinary item as previously required under Statement of Financial Accounting Standards No. 4.

      For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net income (loss) before extraordinary items, income taxes, minority interest expense, equity income, interest expense and amortization of capitalized interest, deferred costs and bond premium. Fixed charges consist of interest expense, capitalized interest and amortization of deferred financing costs and bond premium. In the fiscal year ended December 31, 1999 (nine months), our earnings were insufficient to cover fixed charges by $19.9 million.

      If this prospectus is used to offer preferred stock, we will include in the applicable prospectus supplement a ratio of combined fixed charges and preference dividends to earnings. As of December 31, 2002, we have issued no preference dividends.

CAPITALIZATION AND INDEBTEDNESS

      The following table presents our capitalization and indebtedness as of September 30, 2002.

September 30, 2002

(unaudited)
(in thousands)
Current portion of long-term debt(1)	$55,165
Long-term debt(1)	916,575
Minority interest	20,042

Stockholders’ equity:
Capital stock ($470,988 as of December 31, 2002)	470,299
Retained earnings	929,426
Accumulated other comprehensive loss	(5,476)

Total stockholders’ equity	1,394,249

Total capitalization	$2,386,031

(1)	For information concerning our borrowing arrangements, see Note 7 to our consolidated financial statements included in our Report on Form 20-F for our 2001 fiscal year, filed with the SEC on March 29, 2002, and Note 5 to our consolidated financial statements included in our Report on Form 6-K for the quarter ended September 30, 2002, filed with the SEC on November 14, 2002, which reports are incorporated herein by reference.

      As of September 30, 2002, we and our subsidiaries had outstanding indebtedness in an aggregate principal amount of approximately $1.1 billion, including $84.4 million of joint venture debt guaranteed by us or certain of our subsidiaries. Of this $1.1 billion, we were directly obligated for or guaranteed $686.1 million as of September 30, 2002, and $704.1 million was secured by our assets or the assets of certain of our subsidiaries.

SECURITIES WE MAY ISSUE

OVERVIEW

      This prospectus describes the securities we may issue from time to time. This section provides some information about the manner in which the securities may be held, then describes the terms of the five basic categories of securities: our common stock; our preferred stock; our warrants; our stock purchase contracts and units; and our debt securities, which may be senior or subordinated.

PROSPECTUS SUPPLEMENTS

      This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to or change information contained in this prospectus. If so, the prospectus supplement should be read as superseding this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

      The prospectus supplement to be attached to the front of this prospectus will describe the terms of any securities that we offer and any initial offering price to the public in that offering, the purchase price and net proceeds that we will receive and the other specific terms related to our offering of the securities. For more details on the terms of the securities, you should read the exhibits filed with our registration statement, of which this prospectus is a part.

LEGAL OWNERSHIP OF SECURITIES

     Holders of Securities

      Book-Entry Holders. We will issue debt securities in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. If securities are issued in book-entry form, this means the securities will be represented by one or more global securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary’s book-entry system. These participating institutions, in turn, hold beneficial interests in the securities on behalf of themselves or their customers.

      We will only recognize the person in whose name a security is registered as the holder of that security. Consequently, for securities issued in global form, we will recognize only the depositary as the holder of the securities and all payments on the securities will be made to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the securities.

      As a result, investors in securities issued in book-entry form will not own securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the securities are issued in global form, investors will be indirect holders, and not holders, of the securities.

      Street Name Holders. In the future, we may terminate a global security or issue securities initially in non-global form. In these cases, investors may choose to hold their securities in their own names or in “street name.” Securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those securities through an account he or she maintains at that institution.

      For securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the securities are registered as the holders of those securities and all payments on those securities will be made to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold securities in street name will be indirect holders, not holders, of those securities.

      Legal Holders. We, and any third parties employed by us or acting on your behalf, such as trustees, depositories and transfer agents, are obligated only to the legal holders of the securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a security or has no choice because we are issuing the securities only in global form.

      For example, once we make a payment or give a notice to the legal holder, we have no further responsibility for the payment or notice even if that legal holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose (for example, to amend an indenture or to relieve ourselves of the consequences of a default or of our obligation to comply with a particular provision of the indenture), we would seek the approval only from the legal holders, and not the indirect holders, of the securities. Whether and how the legal holders contact the indirect holders is up to the legal holders.

      When we refer to “you,” we mean those who invest in the securities being offered by this prospectus, whether they are the legal holders or only indirect holders of those securities. When we refer to your securities, we mean the securities in which you hold a direct or indirect interest.

      Special Considerations for Indirect Holders. If you hold securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for the holders’ consent, if ever required;

•	whether and how you can instruct it to send you securities registered in your own name so you can be a legal holder, if that is permitted in the future;

•	how it would exercise rights under the securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

GLOBAL SECURITIES

      What is a Global Security? A global security represents one or any other number of individual securities. Generally, all securities represented by the same global securities will have the same terms. We may, however, issue a global security that represents multiple securities that have different terms and are issued at different times. We call this kind of global security a master global security.

      Each security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution that we select or its nominee. The financial institution that is selected for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as the “DTC,” will be the depositary for all securities issued in book-entry form.

      A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise or as otherwise described in the prospectus supplement. We describe those situations below under “— Special Situations When a Global Security Will Be Terminated.” As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose security is represented by a global security will not be a holder of the security, but only an indirect holder of a beneficial interest in the global security.

      Special Considerations for Global Securities. As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of securities and instead will deal only with the depositary that holds the global security.

      If securities are issued only in the form of a global security, an investor should be aware of the following:

•	An investor cannot cause the securities to be registered in his or her name and cannot obtain physical certificates for his or her interest in the securities, except in the special situations we describe below.

•	An investor will be an indirect holder and must look to his or her own bank or broker for payments on the securities and protection of his or her legal rights relating to the securities, as we describe under “— Legal Ownership of Securities — Holders of Securities” above.

•	An investor may not be able to sell interests in the securities to some insurance companies and to other institutions that are required by law to own their securities in non-book-entry form.

•	An investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective.

•	The depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in a global security. Neither we nor any third parties employed by us or acting on your behalf, such as trustees and transfer agents, have any responsibility for any aspect of the depositary’s actions or for its records of ownership interests in a global security. We and the trustee do not supervise the depositary in any way.

•	The DTC requires that those who purchase and sell interests in a global security within its book-entry system use immediately available funds, and your broker or bank may require you to do so as well.

•	Financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the security. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

      Special Situations When a Global Security Will Be Terminated. In a few special situations described below, a global security will be terminated and interests in it will be exchanged for certificates in non-global form representing the securities it represented. After that exchange, the choice of whether to hold the securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in a global security transferred on termination to their own names, so that they will be holders. We have described the rights of holders and street name investors above under “— Legal Ownership of Securities — Holders of Securities.”

      The special situations for termination of a global security are as follows:

•	if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security and we do not appoint another institution to act as depositary within a specified time period;

•	if we elect to terminate that global security; or

•	if an event of default has occurred with regard to securities represented by that global security and it has not been cured or waived.

      The prospectus supplement may also list additional situations for terminating a global security that would apply to a particular series of securities covered by the prospectus supplement. If a global security is terminated, only the depositary is responsible for deciding the names of the institutions in whose names the securities represented by the global security will be registered and, therefore, who will be the holders of those securities.

DESCRIPTION OF CAPITAL STOCK

      We may issue common stock or preferred stock, in one or more distinct series, from time to time. This section summarizes the material terms of our common stock and material terms that would be common to all series of our preferred stock. Most of the terms of any series of preferred stock that we may offer will be described in the applicable prospectus supplement.

      Our authorized capital stock consists of 725,000,000 shares of common stock, $0.001 par value per share, of which 39,691,710 shares were issued and outstanding as of December 31, 2002, and 25,000,000 shares of undesignated preferred stock, $1.00 par value, of which no shares were issued and outstanding as of that date.

      The following is a summary description of our capital stock.

COMMON STOCK

      Each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of our preferred stock, holders of common stock are entitled to receive ratably any dividends declared from time to time by our Board of Directors out of funds legally available therefor. Holders of our common stock generally do not have conversion, redemption or preemptive rights to subscribe for any of our securities. All outstanding shares of common stock are, and any shares of common stock that may be sold in this offering when issued and paid for will be, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of any shares of preferred stock that we may issue.

      On September 19, 2001, we announced that our Board of Directors had authorized the repurchase of up to 2,000,000 shares of our common stock in the open market. As of December 31, 2002, we had repurchased 561,700 shares of our common stock at an average price of $27.97 per share.

PREFERRED STOCK

      The following description of our preferred stock and the description of the terms of a particular series of preferred stock that we may include in any related prospectus supplement are not complete. These descriptions are qualified in their entirety by reference to our articles of incorporation and any resolution adopted by our Board of Directors and filed with the Registrar of Corporations of the Republic of the Marshall Islands fixing the rights, preferences and limitations of any series of preferred stock we may offer. The relevant prospectus supplement for any such series of preferred stock will contain a description of certain U.S. federal income tax consequences relating to the purchase and ownership of such series of preferred stock.

      Our Board of Directors may from time to time, and without further action by our shareholders, direct the issuance of shares of preferred stock in one or more series and may, at the time of issuance, determine the rights, preference and limitations of each such series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of our preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of Teekay before any payment is made to the holders of shares of our common stock. The voting, dividend, liquidation, redemption, conversion or other rights of any preferred stock we may issue could adversely affect the voting power and other rights of the holders of our common stock and may have the effect of decreasing the market price of our common stock.

      The prospectus supplement relating to any series of preferred stock we may issue will specify:

•	the maximum number of shares;

•	the designation of the shares;

•	the annual dividend rate, if any, whether the dividend rate is fixed or variable, the date dividends will accrue, the dividend payment dates, and whether dividends will be cumulative;

•	the price, terms and conditions for redemption, if any, including redemption at our option or at the option of the holders, the time period for redemption, and whether accumulated dividends or premiums will be paid;

•	the liquidation preference, if any, and whether any accumulated dividends will be paid upon the liquidation, dissolution or winding up of our affairs;

•	any sinking fund or similar provision, and, if so, the terms and provisions relating to the purpose and operation of the fund;

•	the terms and conditions, if any, for conversion or exchange into or for shares of any other class or classes of our capital stock or any series of any other class or classes, any other series of the same class, or any other securities or assets, including the price or the rate of conversion or exchange and the method, if any, of adjustment;

•	the voting rights, if any; and

•	any or all other preferences and relative, participating, optional or other special rights, privileges or qualifications, limitations or restrictions.

      Preferred stock will be fully paid and nonassessable upon issuance. The preferred stock or any series of preferred stock may be represented, in whole or in part, by one or more global certificates, which will have an aggregate principal amount equal to that of the preferred stock represented by the global certificate. See “Securities We May Issue — Global Securities.”

      Each global certificate will:

•	be registered the name of a depository or a nominee of the depository identified in the prospectus supplement;

•	be deposited with such depository or nominee or a custodian for the depository; and

•	bear a legend regarding the restrictions on exchanges and registration of transfer and any other matters as may be provided for under the certificate of designation.

ANTI-TAKEOVER PROVISIONS

      Preferred Stock Authorization. As noted above, our Board of Directors, without shareholder approval, has the authority under our articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated or which have a tendency to delay or prevent a change of control of Teekay or make removal of management more difficult.

      Shareholder Rights Plan. We have a shareholders rights plan pursuant to which holders of our common stock have been granted one purchase right on each outstanding share of common stock. Each purchase right, when exercisable, initially entitles its registered holder to purchase from us one share of our common stock at a price of $150 per share, subject to certain anti-dilution adjustments. The purchase rights are not currently exercisable and will become exercisable only upon the earlier of:

•	Ten days after a person becomes an “acquiring person,” which refers to a person who either (a) did not beneficially own 15% or more of our outstanding common stock on September 8, 2000 (the effective date of the shareholder rights plan), and subsequently acquires beneficial ownership of 20% or more of our outstanding common stock, or (b) did beneficially own 15% or more of our outstanding common stock on September 8, 2000, and subsequently acquires beneficial ownership of an additional 5% or more of our outstanding common stock; or

•	Ten business days (or such later date as may be determined by our Board of Directors) following a “triggering event,” which refers to the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in either (a) the beneficial ownership by a person who did not beneficially own 15% or more of our outstanding common stock on

September 8, 2000, of 20% or more of our outstanding common stock, or (b) the beneficial ownership by a person who did beneficially own 15% or more of our outstanding common stock on September 8, 2000, of an additional 5% or more of our outstanding common stock.

      Unless otherwise approved by our Board of Directors, if a person becomes an acquiring person, the purchase rights held at any time by the acquiring person and its affiliates will become null and void and nontransferable, and the remaining purchase rights will entitle each other right holder to purchase, for the purchase price, the number of shares of our common stock which at the time of the transaction would have a market value equal to twice the purchase price. Additionally, at any time prior to an acquiring person’s becoming the holder of 50% or more of our outstanding shares of common stock, our Board of Directors may exchange the purchase rights (other than the purchase rights owned by the acquiring person and its affiliates), at an exchange ratio of one share of our common stock per purchase right.

      After a person becomes an acquiring person, each of the following events would entitle each holder of a purchase right (other than the acquiring person and its affiliates) to purchase, for the purchase price, that number of shares of common stock of another corporation which at the time of the event would have a market value equal to twice the purchase price:

•	the acquisition of us in a merger by such other corporation;

•	a business combination between us and such other corporation; or

•	the sale, lease, exchange or transfer of 50% or more of our assets or assets accounting for 50% or more of our net income or revenues, in one or more transactions.

      At any time prior to the earlier of a triggering offer or any person becoming an acquiring person, our Board of Directors may redeem the purchase rights in whole, but not in part, at a price of $.0001 per purchase right. In addition, the Board may also waive, within a specified period, the effect of such triggering event or a person being an acquiring person.

      The purchase rights have certain anti-takeover effects and will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board of Directors. The purchase rights will not interfere with any merger or other business combination approved by our Board of Directors, since the Board of Directors may, at its option, redeem all of the then-outstanding purchase rights or waive the application of the shareholder rights plan in connection with a specific transaction. The shareholder rights plan and the rights expire in September 2010. The description and terms of the purchase rights are set forth in a Rights Agreement that is filed as an exhibit to the registration statement of which this prospectus forms a part.

      Shareholder Meetings, Quorum, Voting and Consents. Our bylaws establish advance notice procedures with respect to business brought before an annual meeting by a shareholder and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board of Directors. Under our bylaws, special meetings of the shareholders may be called only by our Board of Directors. No business other than that stated in the notice of meeting may be transacted at any special meeting. Our articles of incorporation provide that a majority of the shares entitled to vote on any matter shall constitute a quorum at a meeting of shareholders, unless the matter has been recommended by a majority of our Continuing Directors (as defined in our bylaws), in which case one-third of the shares entitled to vote on the matter shall constitute a quorum. In addition, under Marshall Islands law, shareholder actions taken without a shareholder meeting or a vote must be taken by unanimous written consent of the shareholders. These provisions may have the effect of delaying or preventing consideration of certain shareholder proposals until the next annual meeting, if at all, unless a special meeting is called by our Board of Directors.

      Election of Directors. Our bylaws provide for a “staggered board,” with our Board of Directors divided into three classes, as nearly equal in number as possible, and the directors in each class serving three-year terms and one class being elected each year by our shareholders. Vacancies on the Board of Directors are filled by our Board of Directors. Because this system of electing directors and filling vacancies generally makes it more difficult for shareholders to replace a majority of the Board of Directors, it may tend to discourage a third party from making a tender offer or otherwise attempting to gain control of us.

OTHER MATTERS

      Sales of Assets, Mergers and Dissolution. Under the Marshall Islands Business Corporations Act, the sale of all or substantially all of Teekay’s assets not made in the usual or regular course of Teekay’s business or the non-judicial dissolution and liquidation of Teekay are required to be approved by the holders of two-thirds of the outstanding shares of our capital stock entitled to vote on such matter (and by the holders of a majority of shares of each class of shares entitled to vote separately as a class) or by a unanimous written consent of all holders of capital stock entitled to vote on the matter. In addition, the holders of one-half of the outstanding shares of capital stock entitled to vote may institute judicial dissolution proceedings in specified circumstances in accordance with the Marshall Islands Business Corporations Act. In the event of the dissolution of Teekay, the holders of our common stock will be entitled to share pro rata in our net assets available for distribution to them, after payment to all creditors and the liquidation preferences of any of our outstanding preferred stock.

      Under the Marshall Islands Business Corporations Act, a merger or consolidation involving Teekay (other than with subsidiaries at least 90% of whose shares are owned by Teekay) is required to be approved by the holders of a majority of the outstanding shares of our capital stock entitled to vote on the matter, and by the holders of a majority of any class of shares entitled to vote separately as a class.

      Dissenters’ Rights of Appraisal and Payment. Under the Marshall Islands Business Corporations Act, our shareholders have the right to dissent from various corporate actions, including any merger or certain sales of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. A condition for such payment is that the dissenting shareholders follow the procedures set forth in the Marshall Islands Business Corporations Act. In the event that we fail to agree with any dissenting shareholder on a price for the shares, such procedures involve, among other things, the institution of court proceedings in either the Marshall Islands or the country where our shares are primarily traded, which is the United States. The value of the shares of a dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

      Amendment of Articles of Incorporation. Under the Marshall Islands Business Corporations Act, amendments to the articles of incorporation of a Marshall Islands corporation generally may be authorized by vote of the holders of a majority of all outstanding shares entitled to vote. The approval of the holders of a majority of the outstanding shares of an adversely affected class or series of stock is also required for certain amendments.

      Limitations on Dividends. Neither Marshall Islands law nor our articles of incorporation or bylaws limit the right to own our securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities. The indenture relating to our 8.32% First Preferred Ship Mortgage Notes due 2008 and certain of the credit agreements covering our and our subsidiaries’ credit facilities provide that our ability to pay dividends is subject to limitations based upon our cumulative net income plus certain additional amounts, including the proceeds received by us from any issuance of our capital stock.

DESCRIPTION OF WARRANTS

      We may issue warrants for the purchase of debt securities, common stock or preferred stock. Warrants may be issued independently or together with any debt securities, common stock or preferred stock offered by any prospectus supplement and may be attached to or separate from the debt securities, common stock or preferred stock. The warrants are to be issued under warrant agreements to be entered into between us and a bank or trust company named in the prospectus supplement as warrant agent relating to the particular issue of warrants. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants. This section is, and any applicable prospectus supplement will provide, a summary of the material terms of the warrant agreement; this Section does not, and any prospectus supplement will not, describe every aspect of the warrants. For more information, you should review the applicable warrant agreement we will file with the SEC promptly after any offering of warrants, because it, and not this description or the description in any prospectus supplement, will define your rights as a warrant holder.

General

      If warrants are offered, the prospectus supplement will describe the terms of the warrants, including the following:

•	the offering price;

•	the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of the debt warrants and the price at which such debt securities may be purchased upon such exercise;

•	the designation, number of shares and terms of the common stock purchasable upon exercise of the common stock warrants and the price at which such shares of common stock may be purchased upon such exercise;

•	the designation, number of shares and terms of the preferred stock purchasable upon exercise of the preferred stock warrants and the price at which such shares of preferred stock may be purchased upon such exercise;

•	if applicable, the designation and terms of the debt securities, common stock or preferred stock with which the warrants are issued and the number of warrants issued with each such debt security or share of common stock or preferred stock;

•	if applicable, the date on and after which the warrants and the related debt securities, common stock or preferred stock will be separately transferable;

•	the date on which the right to exercise the warrants shall commence and the date on which such right shall expire;

•	whether the warrants will be sold with any other offered securities and, if so, the amount and terms of these other securities;

•	the amount of warrants outstanding;

•	a discussion of certain U.S. federal income tax, accounting and other special considerations, procedures and limitations relating to the warrants; and

•	any other material terms of the warrants.

      Warrants may be exchanged for new warrants of different denominations. If in registered form, warrants may be presented for registration of transfer, and may be exercised at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement. Before the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive payments of principal of, or any premium or interest on, the debt securities purchasable upon such exercise or to enforce the covenants in the indenture or to receive payments of dividends, if any, on the common stock or preferred stock purchasable upon such exercise or to exercise any applicable right to vote. If we maintain the ability to reduce the exercise price of any stock warrant and such right is triggered, we will comply with the U.S. federal securities laws, including Rule 14e-4 under the Securities Exchange Act of 1934, to the extent applicable.

Exercise of Warrants

      Each warrant will entitle the holder to purchase such principal amount of debt securities or such number of shares of common stock or preferred stock at such exercise price as shall in each case be set forth in, or can be calculated according to information contained in, the prospectus supplement relating to the warrant. Warrants may be exercised at such times as are set forth in the prospectus supplement relating to such warrants. After the close of business on the expiration date of the warrants, or such later date to which we may extend such expiration date, unexercised warrants will become void.

      Subject to any restrictions and additional requirements that may be set forth in the prospectus supplement, warrants may be exercised by delivery to the warrant agent of the certificate evidencing such warrants properly completed and duly executed and of payment as provided in the prospectus supplement of the amount required to purchase the debt securities, common stock or preferred stock purchasable upon such exercise. The exercise price will be the price applicable on the date of payment in full, as set forth in the prospectus supplement relating to the warrants. Upon receipt of such payment and the certificate representing the warrants to be exercised, properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, cause to be issued and delivered the debt securities, common stock or preferred stock purchasable upon such exercise. If fewer than all of the warrants represented by such certificate are exercised, a new certificate will be issued for the remaining amount of warrants.

Additional Provisions

      The exercise price payable and the number of shares of common stock or preferred stock purchasable upon the exercise of each common stock warrant or preferred stock warrant will be subject to adjustment in certain events, as described in the applicable prospectus supplement, including the issuance of any stock dividend to the holders of the relevant class of stock, or a combination, subdivision or reclassification of the relevant class of stock. In lieu of adjusting the number of shares of common stock or preferred stock purchasable upon exercise of each stock warrant, we may elect to adjust the number of stock warrants. No adjustment in the number of shares purchasable upon exercise of the stock warrants will be required until cumulative adjustments require an adjustment of at least 1% of such number. We may, at our option, reduce the exercise price at any time. No fractional shares will be issued upon exercise of stock warrants, but we will pay the cash value of any fractional shares otherwise issuable.

No Rights as Holders of Securities

      Holders of stock warrants will not be entitled, by virtue of being such holders, to vote, to consent, to receive dividends, to receive notice as shareholders with respect to any meeting of shareholders for the election of our directors or any other matter, or to exercise any rights whatsoever as our shareholders.

      Holders of debt warrants will not be entitled, by virtue of being such holders, to vote, to consent, to receive payment of principal or any interest or premium on the underlying securities or to exercise any rights whatsoever as holders of the underlying securities.

Modifications to Warrants

      There are three types of changes we can make to a warrant agreement and the warrants issued thereunder.

      Changes Requiring Approval of Each Holder. First, with respect to a specific title of warrants, there are changes that cannot be made to the warrants without the approval of each holder of the warrants of such title. Those types of changes include modifications and amendments that:

•	accelerate the expiration date;

•	reduce the percentage of holders of outstanding debt warrants whose consent is required for a modification or amendment; or

•	otherwise materially and adversely affect other terms that may be set forth in the prospectus supplement.

      Changes Not Requiring Approval. The second type of change does not require any vote by holders of the warrants. This type of change is limited to clarifications and other changes that would not materially and adversely affect the interests of holders of the warrants.

      Changes Requiring a Majority Vote. Any other change to a warrant agreement and the warrants requires an affirmative vote by holders of at least a majority in number of the then outstanding unexercised warrants affected thereby. Most changes fall into this category.

DESCRIPTION OF STOCK PURCHASE CONTRACTS

AND STOCK PURCHASE UNITS

      We may issue stock purchase contracts representing contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of our common stock or preferred stock (or a range of numbers of shares pursuant to a predetermined formula) at a future date or dates. The price per share of common or preferred stock and the number of shares of common or preferred stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts.

      The stock purchase contracts may be issued separately or as a part of units, often known as stock purchase units, consisting of a stock purchase contract and either:

•	our debt securities or our preferred stock; or

•	debt obligations of third parties, including U.S. Treasury securities.

      Such debt securities or third party debt obligations would secure the holders’ obligations to purchase the common or preferred stock under the stock purchase contracts.

      The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and such payments may be unsecured or pre-funded on some basis. The stock purchase contracts may require holders to secure their obligations in a specified manner, and in certain circumstances we may deliver newly issued, prepaid stock purchase contracts, often known as prepaid securities, upon release to a holder of any collateral securing such holder’s obligations under the original stock purchase contract.

      The applicable prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units, and, if applicable, prepaid securities. The description in the applicable prospectus supplement will not contain all of the information that you may find useful. For more information, you should review: the applicable stock purchase contracts; any collateral and depositary arrangements relating to such stock purchase contracts or stock purchase units; and any prepaid securities and the documents pursuant to which the prepaid securities will be issued. These documents will be filed with the SEC promptly after the offering of the stock purchase contracts or stock purchase units, as necessary. Material U.S. federal income tax considerations applicable to the stock purchase contracts and the stock purchase units will also be discussed in the applicable prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

      We may issue debt securities from time to time in one or more distinct series. This section summarizes the material terms of our senior or subordinated debt securities that are common to all series. Most of the financial and other terms of any series of debt securities that we offer will be described in the prospectus supplement to be attached to the front of this prospectus.

      As required by U.S. federal law for all bonds and notes of companies that are publicly offered, the debt securities will be governed by a document called an “indenture.” An indenture is a contract between us and a financial institution, in this case, The Bank of New York, acting as trustee on your behalf. The indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended. The trustee has two main roles:

•	First, the trustee can enforce your rights against us if we default, subject to some limitations.

•	Second, the trustee performs certain administrative duties for us, which include sending you interest payments and notices.

      Because we may issue both senior debt securities and subordinated debt securities, our references to the indenture are to each of the senior debt indenture and the subordinated debt indenture, unless the context requires otherwise. In this section, we refer to these indentures collectively as the “indentures.”

      Because this section is a summary of the material terms of the indentures, it does not describe every aspect of the debt securities. We urge you to read the indentures because they, and not this description, define your rights as a holder of debt securities. Some of the definitions are repeated in this prospectus, but for the rest you will need to read the indentures. We have filed the forms of the indentures as exhibits to a registration statement that we have filed with the SEC, of which this prospectus is a part. See “Where You Can Find More Information” for information on how to obtain copies of the indentures. In this section, “Teekay” or the “Company” means Teekay Shipping Corporation and not any of its subsidiaries.

GENERAL

      The debt securities will be unsecured obligations of Teekay. The senior debt securities will rank equally with all of our other senior unsecured and unsubordinated indebtedness. The subordinated debt securities will be subordinate and junior in right of payment to all our existing and future Senior Indebtedness (as defined in the form of subordinated debt indenture).

      You should read the prospectus supplement for the following terms of the series of debt securities offered by the prospectus supplement:

•	The title of the debt securities and whether the debt securities will be senior debt securities or subordinated debt securities.

•	The aggregate principal amount of the debt securities, the percentage of their principal amount at which the debt securities will be issued, and the date or dates when the principal of the debt securities will be payable or how those dates will be determined.

•	The interest rate or rates, which may be fixed or variable, that the debt securities will bear, if any, and how the rate or rates will be determined.

•	The date or dates from which any interest will accrue or how the date or dates will be determined, the date or dates on which any interest will be payable, any regular record dates for these payments or how these dates will be determined, and the basis on which any interest will be calculated, if other than on the basis of a 360-day year of twelve 30-day months.

•	The place or places, if any, other than or in addition to the Borough of Manhattan, New York City, of payment, transfer, conversion and exchange of the debt securities, and where notices or demands to or upon us in respect of the debt securities may be served.

•	Any optional redemption provisions.

•	Any sinking fund or other provisions that would obligate us to repurchase or redeem the debt securities.

•	Whether the amount of payments of principal of or any premium or interest on the debt securities will be determined with reference to an index, formula or other method, which could be based on one or more commodities, equity or other indices, and how these amounts will be determined.

•	Any changes or additions to the events of default under the applicable indenture or our covenants, including additions of any restrictive covenants, with respect to the debt securities.

•	If not the principal amount of the debt securities, the portion of the principal amount that will be payable upon acceleration of the maturity of the debt securities or how that portion will be determined.

•	Any changes or additions to the provisions concerning defeasance and covenant defeasance contained in the indenture that will be applicable to the debt securities.

•	Any provisions granting special rights to the holders of the debt securities upon the occurrence of specified events.

•	If other than the trustee, the name of any paying agent, security registrar and transfer agent for the debt securities.

•	If the debt securities are not to be issued in book-entry form only and held by The Depository Trust Company, as depositary, the form of such debt securities, including whether such debt securities are to be issuable in permanent or temporary global form, as registered securities, bearer securities or both, any restrictions on the offer, sale or delivery of bearer securities and the terms, if any, upon which bearer securities of the series may be exchanged for registered securities of the series and vice versa, if permitted by applicable law and regulations.

•	If other than U.S. dollars, the currency or currencies of such debt securities.

•	The person to whom any interest in a debt security will be payable, if other than the registered holder at the close of business on the regular record date.

•	The denomination or denominations that the debt securities will be issued, if other than denominations of $1,000 or any integral multiples in the case of the registered securities, and $5,000 or any integral multiples in the case of the bearer securities.

•	Whether such debt securities will be convertible into or exchangeable for any other securities and, if so, the terms and conditions upon which such debt securities will be so convertible or exchangeable.

•	A discussion of U.S. federal income tax, accounting and other special considerations, procedures and limitations with respect to the debt securities.

•	Whether and under what circumstances we will pay additional amounts to holders in respect of any tax assessment or government charge, and, if so, whether we will have the option to redeem the debt securities rather than pay such additional amounts.

•	Any other terms of the debt securities that are consistent with the provisions of the indenture.

      For purposes of this prospectus, any reference to the payment of principal of, or any premium or interest on, debt securities will include additional amounts if required by the terms of such debt securities.

      The indentures do not limit the amount of debt securities that we are authorized to issue from time to time. The indentures also provide that there may be more than one trustee thereunder, each for one or more series of debt securities. At a time when two or more trustees are acting under the indenture, each with respect to only certain series, the term “debt securities” means the series of debt securities for which each respective trustee is acting. If there is more than one trustee under the indenture, the powers and trust obligations of each trustee will apply only to the debt securities for which it is trustee. If two or more trustees are acting under the indenture, then the debt securities for which each trustee is acting would be treated as if issued under separate indentures.

      We may issue debt securities with terms different from those of debt securities that may already have been issued. Without the consent of the holders thereof, we may reopen a previous issue of a series of debt securities and issue additional debt securities of that series unless the reopening was restricted when that series was created.

      There is no requirement that we issue debt securities in the future under any indenture, and we may use other indentures or documentation, containing different provisions, in connection with future issues of other debt securities.

      We may issue the debt securities as original issue discount securities, which are debt securities, including any zero-coupon debt securities, that are issued and sold at a discount from their stated principal amount. Original issue discount securities provide that, upon acceleration of their maturity, an amount less than their principal amount will become due and payable. We will describe the U.S. federal income tax consequences and other considerations applicable to original issue discount securities in any prospectus supplement relating to them.

CONVERSION AND EXCHANGE

      If any debt securities are convertible into or exchangeable for other securities, the prospectus supplement will explain the terms and conditions of such conversion or exchange, including:

•	the securities issuable upon conversion or exchange;

•	the conversion price or exchange ratio, or the calculation method for such price or ratio;

•	the conversion or exchange period, or how such period will be determined;

•	if conversion or exchange will be mandatory or at the option of the holder or Teekay;

•	any requirements with respect to the reservation of shares of securities for purposes of conversion;

•	provisions for adjustment of the conversion price or the exchange ratio; and

•	provisions affecting conversion or exchange in the event of the redemption of the debt securities.

      Such terms may also include provisions under which the number or amount of other securities to be received by the holders of such debt securities upon conversion or exchange would be calculated according to the market price of such other securities as of a time stated in the prospectus supplement.

ADDITIONAL MECHANICS

     Form, Exchange and Transfer

      The debt securities will be issued:

•	as registered securities; or

•	if so provided in the prospectus supplement, as bearer securities (unless otherwise stated in the prospectus supplement, with interest coupons attached); or

•	in global form (see “Securities We May Issue — Global Securities”); or

•	in denominations that are even multiples of $1,000, in the case of registered securities, and in even multiples of $5,000, in the case of bearer securities, unless otherwise specified in the applicable prospectus supplement.

      You may have your registered securities divided into registered securities of smaller denominations or combined into registered securities of larger denominations, as long as the aggregate principal amount is not changed. This is called an “exchange.”

      You may exchange or transfer registered securities of a series at the office of the trustee in New York City. That office is currently located at The Bank of New York, 101 Barclay Street, Floor 21 West, New York, New York 10286, Attn: Corporate Trust Administration. The trustee maintains the list of registered holders and acts as our securities registrar for registering debt securities in the names of holders and transferring debt securities. However, we may appoint another trustee to act as our securities registrar or we may act as our own securities registrar. If we designate additional securities registrars, they will be named in the prospectus supplement. We may cancel the designation of any particular securities registrar. We may also approve a change in the office through which any securities registrar acts. If provided in the prospectus supplement, you may exchange your bearer securities for registered securities of the same series so long as the total principal amount is not changed. Unless otherwise specified in the prospectus supplement, bearer securities will not be issued in exchange for registered securities.

      You will not be required to pay a service charge to transfer or exchange debt securities, but you may in certain circumstances be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will only be made if the transfer agent is satisfied with your proof of ownership and/or transfer documentation.

      If the debt securities are redeemable and we redeem less than all of the debt securities of a particular series, we may block the transfer or exchange of debt securities for 15 days before the day we mail the notice of redemption or publish such notice (in the case of bearer securities) and ending on the day of that mailing or publication in order to freeze the list of holders to prepare the mailing. At our option, we may mail or publish such notice of redemption through an electronic medium. We may also refuse to register transfers or exchanges of debt securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security being partially redeemed.

     Paying and Paying Agents

      If you are a holder of registered securities, we will pay interest to you if you are a direct holder in the list of registered holders at the close of business on a particular day in advance of each due date for interest, even if you no longer own the security on the interest due date. That particular time and day, usually about two weeks in advance of the interest due date, is called the “Regular Record Date” and is stated in the prospectus supplement. Holders buying and selling debt securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the Regular Record Date. The most common manner is to adjust the sales price of the debt securities to prorate interest fairly between buyer and seller. This prorated interest amount is called “accrued interest.”

      With respect to registered securities, we will pay interest, principal and any other money due on the debt securities at the corporate trust office of the trustee in New York City. That office is currently located at The Bank of New York, 101 Barclay Street, Floor 21 West, New York, New York 10286, Attn: Corporate Trust Administration. You must make arrangements to have your payments picked up at or wired from that office. We may also choose to pay interest by mailing checks or making wire transfers.

      “Street name” and other indirect holders should consult their banks or brokers for information on how they will receive payments.

      If bearer securities are issued, unless otherwise provided in the prospectus supplement, we will maintain an office or agency outside the United States for the payment of all amounts due on the bearer securities. The initial locations of such offices and agencies will be specified in the prospectus supplement. Unless otherwise provided in the prospectus supplement, payment of interest on any bearer securities on or before maturity will be made only against surrender of coupons for such interest installments as they mature. Unless otherwise provided in the prospectus supplement, no payment with respect to any bearer security will be made at any office or agency of Teekay in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States. Notwithstanding the foregoing, payments of principal and any premium or interest on bearer securities payable in U.S. dollars may be made, at the office of our paying agent in New York City if (but only if) payment of the full amount in U.S. dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions.

      Regardless of who acts as the paying agent, all money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to registered holders will be repaid to us. After that two-year period, you may look only to us for payment and not to the trustee, any other paying agent or anyone else.

      We may also arrange for additional payment offices, and may cancel or change these offices, including our use of the trustee’s corporate trust office. We may also choose to act as our own paying agent. We must notify you of changes in identities of the paying agents for any particular series of debt securities.

     Notices

      With respect to registered securities, we and the trustee will send notices regarding the debt securities only to registered holders, using their addresses as listed in the list of registered holders. With respect to bearer securities, we and the trustee will give notice by publication in a newspaper of general circulation in New York City or in such other cities that may be specified in a prospectus supplement. At our option, we may send or publish notices through an electronic medium as specified in the applicable prospectus supplement.

EVENTS OF DEFAULT

      You will have special rights if an event of default occurs in respect of the debt securities of your series and is not cured, as described later in this subsection.

      What is an Event of Default? The term “event of default” in respect of the debt securities of your series means any of the following:

•	We do not pay the principal of or any premium on a debt security of such series on its due date.

•	We do not pay interest on a debt security of such series within 30 days after its due date, whether at maturity, upon redemption or upon acceleration.

•	We do not deposit any sinking fund payment in respect of debt securities of such series on its due date.

•	We remain in breach of a covenant in respect of debt securities of such series for 60 days after we receive a written notice of default stating we are in breach and requiring that we remedy the breach. The notice must be sent by either the trustee or holders of 25% of the principal amount of debt securities of such series.

•	We file for bankruptcy or certain other bankruptcy, insolvency or reorganization events occur.

•	Any other event of default in respect of debt securities of such series described in the prospectus supplement occurs.

      The events of default described above may be added to or modified as described in the applicable prospectus supplement. An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest, if any) if it considers such withholding of notice to be in the best interests of the holders.

      Remedies if an Event of Default Occurs. If an event of default has occurred and has not been cured with respect to one or more series of debt securities, the trustee or the holders of 25% in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. Only a portion of the principal is payable if the securities were issued at a discount. This is called a declaration of acceleration of maturity. If an event of default occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of that series will be automatically accelerated, without any action by the trustee or any holder. There are special notice and timing rules which apply to the acceleration of subordinated debt securities which are designed to protect the interests of holders of senior debt. A declaration of acceleration of maturity may be cancelled by the holders of a majority in principal amount of the debt securities of the affected series if:

•	we have paid or deposited with the trustee a sum sufficient in cash to pay all principal, interest and additional amounts, if any, which have become due other than by the declaration of acceleration of maturity;

•	all existing events of default, other than the nonpayment of principal of or any premium or interest on the debt securities of such series which have become due solely because of the acceleration, have been cured or waived; and

•	the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

      Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of the holders unless the holders offer the trustee reasonable protection from expenses and liability, called an “indemnity.” If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy accruing upon any event of default will be treated as a waiver of such right, remedy or event of default.

      Before you are allowed to bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	you must give the trustee written notice that an event of default has occurred and remains uncured;

•	the holders of not less than 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action;

•	the trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity; and

•	the holders of a majority in principal amount of the debt securities must not have given the trustee a direction inconsistent with the above notice during the 60-day period.

      However, notwithstanding the conditions described above, you are entitled at any time to bring a lawsuit for the payment of money due on your debt securities on or after the due date.

      Holders of a majority in principal amount of the debt securities of the affected series may waive any past defaults other than:

•	the payment of principal or any premium or interest; or

•	in respect of a covenant or other provision that cannot be modified or amended without the consent of each holder.

      “Street name” and other indirect holders should consult their banks or brokers for information on how to give notice or direction or to make a request of the trustee and to make or cancel a declaration of acceleration.

      Each year, we will furnish to the trustee a written statement of certain of our officers certifying that, to their knowledge, we are in compliance with the indentures and the debt securities, or else specifying any default.

MERGER OR CONSOLIDATION

      Unless otherwise provided in the applicable prospectus supplements, we may not, in a single transaction or a series of related transactions:

•	consolidate with or merge with or into any other person or permit any other person to consolidate with or merge with or into us, or

•	directly or indirectly, transfer, sell, lease or otherwise dispose of all or substantially all of our assets,

unless, in either such case:

•	in a transaction in which we do not survive or in which we sell, lease or otherwise dispose of all or substantially all of our assets, the successor entity to us is organized under the laws of the United States or other specified jurisdictions and expressly assumes, by a supplemental indenture executed and delivered to the trustee in form satisfactory to the trustee, all of our obligations under the indenture;

•	immediately before and after giving effect to the transaction, no default on the debt securities exists; and

•	certain other conditions are met.

MODIFICATION OR WAIVER

      There are three types of changes we can make to the indentures and the debt securities.

      Changes Requiring Approval of Each Holder. First, there are changes that cannot be made to the debt securities without the approval of each holder. Following is a list of some of those types of changes:

•	changing the stated maturity of the principal of or any interest on a debt security;

•	reducing any amounts due on a debt security or payable upon acceleration of the maturity of a debt security following a default;

•	adversely affecting any right of repayment at the holder’s option;

•	changing the place (except as otherwise described in this prospectus or the applicable prospectus supplement) or currency of payment on a debt security;

•	impairing the holder’s right to sue for payment of or to convert or exchange a security;

•	in the case of subordinated debt securities, modifying the subordination provisions in a manner that is adverse to holders of the subordinated debt securities;

•	in the case of senior debt securities, modifying the securities to subordinate the securities to other indebtedness;

•	reducing the percentage of holders of debt securities whose consent is needed to modify or amend the indenture, waive compliance with certain provisions of the indenture or waive certain defaults;

•	changing any of our obligations to pay additional amounts which are required to be paid to holders with respect to taxes imposed on such holders in certain circumstances; and

•	other provisions that are specified in the prospectus supplement or the indenture.

      Changes Requiring a Majority Vote. The second type of change to the indenture and the outstanding debt securities is the kind that requires a vote in favor by holders owning a majority of the outstanding principal amount of the particular series affected. Separate votes will be needed for each series even if they are affected in the same way. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect holders of the outstanding debt securities in any material respect. The same vote would be required for us to obtain a waiver of all or part of certain covenants in the applicable indenture, or a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of the indentures or the outstanding debt securities described previously under “— Changes Requiring Approval of Each Holder” unless we obtain your individual consent to the waiver.

      Changes Not Requiring Approval. The third type of change does not require any vote by holders of outstanding debt securities. This type is limited to making clarifications, curing ambiguities, defects or inconsistencies and certain other changes that would not adversely affect holders of the outstanding debt securities in any material respect. Qualifying or maintaining the qualification of the indentures under the Trust Indenture Act does not require any vote by holders of debt securities.

      Further Details Concerning Voting. When taking a vote, we will use the following rules to decide how much principal amount to attribute to a debt security:

•	for original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the debt securities were accelerated to that date because of a default; and

•	for debt securities whose principal amount is not known (for example, because it is based on an index), we will use a special rule for that debt security described in the prospectus supplement.

      Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption. Debt securities will also not be eligible to vote if they have been fully defeased as described later under “Defeasance — Full Defeasance.”

      We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding indenture securities that are entitled to vote or take other action under the indentures.

      We are not required to set a record date. If we set a record date for a vote or other action to be taken by holders of a particular series, that vote or action may be taken only by persons who are holders of outstanding securities of that series on the record date and must be taken within 180 days following the record date or another period that we may specify. We may shorten or lengthen this period from time to time.

      “Street name” and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the debt securities or request a waiver.

SATISFACTION AND DISCHARGE

      The indentures will cease to be of further effect, and we will be deemed to have satisfied and discharged the indentures with respect to a particular series of debt securities, when (1) all debt securities of that series have been delivered to the trustee for cancellation or (2) the following conditions have been satisfied:

•	all debt securities of that series not previously delivered to the trustee for cancellation have become due and payable or will become due and payable at their stated maturity or on a redemption date within one year;

•	we deposit with the trustee, in trust, funds sufficient to pay the entire indebtedness on the debt securities of that series that had not been previously delivered for cancellation, for the principal and interest to the date of the deposit (for debt securities that have become due and payable) or to the stated maturity or the redemption date, as the case may be (for debt securities that have not become due and payable);

•	we have paid or caused to be paid all other sums payable under the indentures in respect of that series; and

•	we have delivered to the trustee an officer’s certificate and opinion of counsel, each stating that all these conditions have been complied with.

      We will remain obligated to provide for registration of transfer and exchange and to provide notices of redemption.

DEFEASANCE

      The following discussion of full defeasance and covenant defeasance will be applicable to your series of debt securities only if we choose to have them apply to that series. If we choose to do so, we will state that in the applicable prospectus supplement and describe any changes to these provisions.

      Full Defeasance. If there is a change in the federal tax law described below, we can legally release ourselves from any payment or other obligations on the debt securities, called U.S. “full defeasance,” if we put in place the following arrangements for you to be repaid:

•	We must deposit in trust for your benefit and the benefit of all other registered holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make principal, interest and any other payments on the debt securities on their various due dates, including, possibly, their earliest redemption date.

•	Under current U.S. federal tax law, the deposit and our legal release from the debt securities would likely be treated as though you surrendered your debt securities in exchange for your share of the cash and notes or bonds deposited in trust. In that event, you could recognize income, gain or loss on the debt securities you surrendered. In order for us to effect a full defeasance we must deliver to the trustee a legal opinion confirming that you will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance and that you will not be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves.

•	We must comply with any additional provisions set forth in the prospectus supplement.

      If we accomplish a full defeasance as described above, you would have to rely solely on the trust deposit for repayment on the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we became bankrupt or insolvent. You would also be released from any applicable subordination provisions on the subordinated debt securities described below under “— Subordination.”

      Covenant Defeasance. Under current U.S. federal tax law, we can make the same type of deposit described above and be released from certain provisions and restrictive covenants in the debt securities and indenture. This is called “covenant defeasance.” In that event, you would lose the protection of those restrictive covenants, but would gain the protection of having money and securities set aside in trust to repay the debt securities, and you would be released from any applicable subordination provisions on the subordinated debt securities described later under “— Subordination.” In order to achieve covenant defeasance, we must:

•	deposit in trust for your benefit and the benefit of all other registered holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make principal, interest, and any other payments on the debt securities on their various due dates;

•	deliver to the trustee a legal opinion confirming that under current U.S. federal income tax law we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves; and

•	comply with any additional provisions set forth in the prospectus supplement.

      If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there were a shortfall in the trust deposit. In fact, if one of the remaining events of default occurs (such as our bankruptcy) and the debt securities become immediately due and payable, there may be such a shortfall. Depending on the event causing the default, of course, you may not be able to obtain payment of the shortfall.

      In order to exercise either full defeasance or covenant defeasance, we must comply with certain conditions, and no event or condition can exist that would prevent us from making payments of principal or any premium or interest on the senior debt securities or subordinated debt securities of such series on the date the irrevocable deposit is made or at any time during the period ending on the 91st day after the deposit date.

RANKING

      Unless provided otherwise in the applicable prospectus supplement, the debt securities are not secured by any of our property or assets. Accordingly, your ownership of debt securities means you are one of our unsecured creditors. The senior debt securities are not subordinated to any of our other debt obligations and, therefore, rank equally with all our other unsecured and unsubordinated indebtedness. The subordinated debt securities are subordinated to some of our existing and future debt and other liabilities.

      See “— Subordination” for additional information on how subordination limits your ability to receive payment or pursue other rights if we default or have certain other financial difficulties.

SUBORDINATION

      Unless the prospectus supplement provides otherwise, the following provisions will apply to the subordinated debt securities.

      The payment of principal, any premium and interest on the subordinated debt securities is subordinated in right of payment to the prior payment in full of all of our Senior Indebtedness. This means that in certain circumstances where we may not be making payments on all of our debt obligations as they become due, the holders of all of our Senior Indebtedness will be entitled to receive payment in full of all amounts that are due or will become due on the Senior Indebtedness before holders of subordinated debt securities will be entitled to receive any payment or distribution (other than in the form of subordinated securities) on the subordinated debt securities. These circumstances may include the following:

•	We make a payment or distribute assets to creditors upon any liquidation, dissolution, winding up or reorganization of Teekay, or as part of an assignment or marshalling of our assets for the benefit of our creditors.

•	We file for bankruptcy or certain other events in bankruptcy, insolvency or similar proceedings occur.

•	The maturity of the subordinated debt securities is accelerated. For example, the entire principal amount of a series of subordinated debt securities may be declared to be due and payable and immediately payable or may be automatically accelerated due to an event of default as described under “— Events of Default.”

      Generally, we will not be permitted to make payments of principal or any premium or interest on the subordinated debt securities if:

•	we default in our obligation to make payments on our Senior Indebtedness and do not cure such default; or

•	an event of default (other than a payment default) that permits the holders of Senior Indebtedness to accelerate the maturity of the Senior Indebtedness occurs and we and the trustee have received a notice of such event of default.

      However, unless repayment of the Senior Indebtedness has been accelerated because of an event of default, the period for which we will not be permitted to make payments on the subordinated debt securities will be limited in duration.

      These subordination provisions mean that if we are insolvent, a holder of Senior Indebtedness is likely to receive more out of our assets than a holder of the same amount of our subordinated debt securities, and a creditor of Teekay that is owed a specific amount but who owns neither our Senior Indebtedness nor our subordinated debt securities may ultimately receive less than a holder of the same amount of Senior Indebtedness and more than a holder of subordinated debt securities.

      The subordinated debt indenture does not limit the amount of Senior Indebtedness we are permitted to have, and we may in the future incur additional Senior Indebtedness.

      If this prospectus is being delivered in connection with a series of subordinated securities, the accompanying prospectus supplement or the information incorporated by reference will set forth the approximate amount of Senior Indebtedness outstanding as of a recent date.

THE TRUSTEE

      The initial trustee under each indenture will be The Bank of New York. The Bank of New York will also be the initial paying agent and securities registrar for the debt securities.

      Each indenture provides that, except during the continuance of an event of default under the indenture, the trustee under the indenture will perform only such duties as are specifically set forth in the indenture. Under the indenture, the holders of a majority in outstanding principal amount of the debt securities will have the right to direct the time, method and place of conducting any proceeding or exercising any remedy available to the trustee under the indenture, subject to certain exceptions. If an event of default has occurred and is continuing, the trustee under the indenture will exercise such rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

      Each indenture and provisions of the Trust Indenture Act incorporated by reference in the indenture contain limitations on the rights of the trustee under such indenture, should it become a creditor of Teekay, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The trustee under the indenture is permitted to engage in other transactions. However, if the trustee under the indenture acquires any prohibited conflicting interest, it must eliminate the conflict or resign.

      Each trustee may resign or be removed with respect to one or more series of securities and a successor trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as trustee with respect to different series of securities under one of the indentures, each such trustee shall be a trustee of a trust separate and apart from the trust administered by any other such trustee and any action described herein to be taken by the “trustee” may then be taken by each such trustee with respect to, and only with respect to, the one or more series of securities for which it is trustee.

      In the event that an entity is the trustee under both the senior debt indenture and the subordinated debt indenture, and a conflict of interest arises as a result, the trustee must resign as trustee under either of the indentures or, if this does not eliminate the conflict of interest, both the indentures.

GOVERNING LAW

      The indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

PLAN OF DISTRIBUTION

      We may sell common stock, preferred stock, warrants, stock purchase contracts, stock purchase units or debt securities to or through underwriters, through agents, directly to other purchasers, or through a combination of these methods. We may distribute securities from time to time in one or more transactions at:

•	a fixed price or prices, which may be changed;

•	market prices prevailing at the time of sale;

•	prices related to the prevailing market prices at the time of sale; or

•	negotiated prices.

      The applicable prospectus supplement will describe the specific terms of the offering of the securities, including:

•	the name or names of any underwriters, and, if required, any dealers or agents;

•	the purchase price of the securities and the proceeds we will receive from the sale;

•	any underwriting discounts and commissions and other items constituting underwriters’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange or market on which the securities may be listed.

      Any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

      If underwriters are used in a sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The applicable prospectus supplement will set forth the underwriter or underwriters with respect to a particular underwritten offering of securities and, if an underwriting syndicate is used, the managing underwriter or underwriters will be stated on the cover of the prospectus supplement. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the offered securities if any are purchased.

      If a dealer is used in the sale of any of the securities, we or an underwriter will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. To the extent required, we will set forth in the prospectus supplement the name of the dealer and the terms of any such transactions.

      Agents may from time to time solicit offers to purchase the securities. If required, we will name in the applicable prospectus supplement any agent involved in the offer or sale of the securities and set forth the terms of any such transactions. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

      We may directly solicit offers to purchase the securities and we may make sales of securities directly to institutional investors or others. To the extent required, the prospectus supplement will describe the terms of any such sales, including the terms of any bidding or auction process used.

      In connection with the sale of the securities, underwriters, dealers or agents may receive compensation from us or from purchasers of the securities for whom they act as agents in the form of discounts, concessions or commissions. Underwriters may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities, and any institutional investors or others that purchase securities directly and then resell the securities, may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

      We may provide indemnification to underwriters, dealers, agents and others who participate in the distribution of the securities with respect to some liabilities, including liabilities arising under the Securities Act, and provide contribution with respect to payments that they may be required to make in connection with such liabilities.

      If indicated in the applicable prospectus supplement, we may authorize underwriters or agents to solicit offers by specific institutions to purchase the securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which these contracts may be made include, among others:

•	commercial and savings banks;

•	insurance companies;

•	pension funds;

•	investment companies; and

•	educational and charitable institutions.

      In all cases, we must approve the contracting institutions. The obligations of any purchaser under any payment and delivery contract will be subject to the condition that the purchase of the securities is not, at the time of delivery, prohibited by applicable law.

      Unless otherwise indicated in the applicable prospectus supplement, we do not intend to apply for the listing of the preferred stock, warrants or any series of debt securities on a national securities exchange. If any of the securities of any series are sold to or through underwriters, the underwriters may make a market in those securities, as permitted by applicable laws and regulations. No underwriter is obligated, however, to make a market in those securities, and any market-making that is done may be discontinued at any time at the sole discretion of the underwriters. No assurance can be given as to the liquidity of, or trading markets for, any of the securities.

      Some of the underwriters, dealers or agents, or their affiliates, may engage in transactions with or perform services for us in the ordinary course of business.

EXPENSES

      The following are the estimated expenses of the issuance and distribution of the securities being registered under the registration statement of which this prospectus forms a part, all of which will be paid by us.

SEC registration fee		$46,000
Blue Sky fees and expenses	$	*
Rating agency fees	$	*
Printing and engraving expenses	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Indenture Trustee’s fees and expenses	$	*
Miscellaneous	$	*

Total	$

*	To be provided by amendment or as an exhibit to a Report on Form 6-K that is incorporated by reference into this prospectus.

LEGAL MATTERS

      Unless otherwise stated in the applicable prospectus supplement, the validity of the securities under Marshall Islands law will be passed upon by our Marshall Islands counsel, Watson, Farley & Williams, New York, New York, and the validity of the debt securities under New York law will be passed upon for us by our United States counsel, Perkins Coie LLP, Portland, Oregon. Perkins Coie LLP may rely on the opinions of Watson, Farley & Williams for all matters of Marshall Islands law. If this prospectus is delivered in connection with an underwritten offering, certain matters in connection with such offering will be passed upon for the underwriters by Shearman & Sterling, Menlo Park, California, United States counsel for the underwriters.

EXPERTS

      The consolidated financial statements and schedule of Teekay and its subsidiaries appearing in Teekay’s Annual Report on Form 20-F filed with the SEC on March 29, 2002, as of December 31, 2001 and 2000, and for the fiscal years ended December 31, 2001 and 2000, and the nine months ended December 31, 1999, have been audited by Ernst & Young LLP, independent chartered accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      With respect to the unaudited consolidated interim financial information and schedule for each of the three-month periods ended March 31, 2002, June 30, 2002 and September 30, 2002 incorporated by reference in this prospectus, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports, included in Teekay’s Report on Form 6-K for each of the quarterly periods listed above and incorporated herein by reference, state that they did not audit and they do not express an opinion on the unaudited consolidated interim financial information and schedule. Accordingly, the degree of reliance on their reports on such information should be restricted considering the limited nature of the review procedures applied. Ernst & Young LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited consolidated interim financial information and schedule because the reports are not a “report” or a “part” of the registration statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Securities Act of 1933.

     You should rely only on the information contained or incorporated by reference into this prospectus or a prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement, as well as information we have filed with the SEC and incorporated by reference, is accurate as of the date on the front of those documents only. Our business, financial condition, results of operations and prospects may have changed since those dates.

$500,000,000

Teekay Shipping Corporation

Common Stock

Preferred Stock
Warrants
Stock Purchase Contracts
Stock Purchase Units
Debt Securities

PROSPECTUS

January 17, 2003

Teekay Shipping Corporation